Exhibit 99.8

2007

British Columbia

Financial and Economic

Review

67th Edition

(July 2007)

Revised October 18, 2007

Table of Contents

Table of Contents

Introduction		1
General Description of the Province		2
Geography		2
Physiography		2
Climate and Vegetation		3
Population		3

Chapter One — Economic Review		5
2006 Overview		6
External Environment		6
United States Economy		6
Canadian Economy		7
International Economy		7
Financial Markets		8
British Columbia Economy		9
Exports		10
Population		12
Labour and Income Developments		13
Prices and Wages		13
Consumer Expenditure and Housing		14
Industrial Structure and Performance		15
High Tech		16
Tourism		16
Conclusion		17

Charts
1.1	Canada and British Columbia economic growth	6
1.2	External economic growth	8
1.3	Canadian dollar	8
1.4	British Columbia real GDP by component	9
1.5	Export shares by market	10
1.6	Lumber and natural gas prices	11
1.7	British Columbia population by age and sex, 2006	12
1.8	British Columbia Building permits by category	14
1.9	Service industries in British Columbia	15
1.10	Trends in high technology sector in British Columbia	16
1.11	Visitor entries to British Columbia	17
1.12	British Columbia Tourism industry	17
Map 1.1 Net interprovincial and international migration in BC, 2006		12

Tables
1.1	British Columbia Population and Labour Market Statistics	13
1.2	Price and Earnings Indices	14

2007 Financial and Economic Review – July 2007 (Revised October 18, 2007)

Appendix 1 — Economic Review		19
Tables
A1.1A	Aggregate and Labour Market Indicators	20
A1.1B	Prices, Earnings and Financial Indicators	21
A1.1C	Other Indicators	22
A1.1D	Commodity Production Indicators	23
A1.2	British Columbia Real GDP at Market Prices, Expenditure Based	24
A1.3	British Columbia GDP at Basic Prices, by Industry	25
A1.4	British Columbia GDP, Income Based	26
A1.5	Employment by Industry in British Columbia	27
A1.6	Capital Investment by Industry	28
A1.7	British Columbia International Goods Exports by Major Market and Selected Commodities, 2006	29
A1.8	British Columbia International Goods Exports by Market Area	30
A1.9	Historical Commodity Prices (in U.S. Dollars)	31
A1.10	British Columbia Forest Sector Economic Activity Indicators	32
A1.11	Historical Value of Mineral, Petroleum and Natural Gas Shipments	33
A1.12	Petroleum and Natural Gas Activity Indicators	33
A1.13	Supply and Consumption of Electrical Energy in British Columbia	34
A1.14	British Columbia High-Technology Sector Activity	35

Chapter Two — Financial Review		37

2006/07 Overview		38

Revenue		41

Commercial Crown Corporations Net Income		46

Expense		47

Consolidated Revenue Fund Expense		47
Other Expenses		49

Full-Time Equivalents (FTEs)		50

Provincial Capital Spending		54

Provincial Debt		58
Taxpayer-supported Debt		59
Self-supported Debt		59
Surplus-Change in Debt Reconciliation		60

Statement of Financial Position		61

Credit Rating		67

Debt Indicators		68

Topic Boxes
Expense by Function		51
Review of the Province’s Financial Condition		62

Charts
2.1	2006/07 Surplus – Major Changes from Budget 2006	39
2.2	Revenue Changes from Budget 2006	41
2.3	Capital Spending, 2006/07	54

2.4	Provincial Debt Components	58
2.5	Taxpayer-supported Debt to GDP Ratio	59
2.6	Statement of Financial Position	61
2.7	2006/07 Changes in Financial Position	66

Tables

2.1	Operating Statement	38
2.2	Operating Statement – Changes from Budget 2006	40
2.3	Revenue by Source	42
2.4	Expense by Ministry, Program and Agency	43
2.5	Major Factors Underlying Revenue	44
2.6	Restated Budget by Ministry, Program and Agency	48
2.7	Full-Time Equivalents (FTEs) Utilization	50
2.8	Capital Spending	55
2.9	Capital Spending – Changes from Budget 2006	56
2.10	2006/07 Capital Expenditure Projects Greater Than $50 Million	57
2.11	Provincial Debt Summary	58
2.12	Debt – Changes from Budget 2006	60
2.13	Reconciliation of Summary Surplus to Debt Decrease – 2006/07	60
2.14	Net Liabilities and Accumulated Surplus (Deficit)	61
2.15	Interprovincial Comparison of Credit Ratings, July 2007	67
2.16	Key Debt Indicators – 2002/03 to 2006/07	68

Appendix 2 — Financial Review		69

Government’s Financial Statements		70
Government Reporting Entity		70
Compliance with GAAP		70
Accounting Policy Updates		71

The Annual Financial Cycle		71

Unfunded Pension Liabilities		73

Adjustments to the Accumulated Deficit		74

Supplementary Schedules		75

Charts
A2.1	Financial Planning and Reporting Cycle Overview	72

Tables
A2.1	Pension Plan Balances	74
A2.2	Summary of Changes in Accumulated Deficit from the balances reported in the 2005/06 Public Accounts	75
A2.3	Operating Statement Update Since the Third Quarterly Report	76
A2.4	Operating Statement – 1998/99 to 2006/07	77
A2.5	Statement of Financial Position – 1998/99 to 2006/07	78
A2.6	Changes in Financial Position – 1998/99 to 2006/07	79
A2.7	Revenue by Source – 1998/99 to 2006/07	80
A2.8	Revenue by Source Supplementary Information – 1998/99 to 2006/07	81
A2.9	Expense by Function – 1998/99 to 2006/07	82
A2.10	Expense by Function Supplementary Information – 1998/99 to 2006/07	83
A2.11	Service Delivery Agency Operating Results – 1998/99 to 2006/07	84
A2.12	Capital Spending – 1998/99 to 2006/07	87

A2.13	Provincial Debt – 1998/99 to 2006/07	88
A2.14	Provincial Debt Supplementary Information – 1998/99 to 2006/07	89
A2.15	Full-Time Equivalents (FTEs) – 1998/99 to 2006/07	90
A2.16	Historical Operating Statement Surplus (Deficit)	91
A2.17	Historical Revenue by Source – Consolidated Revenue Fund	92
A2.18	Historical Revenue by Source – Consolidated Revenue Fund Supplementary Information	93
A2.19	Historical Expense by Function – Consolidated Revenue Fund	94
A2.20	Historical Expense by Function – Consolidated Revenue Fund Supplementary Information	95
A2.21	Historical Provincial Debt Summary	96
A2.22	Provincial Taxes (as of June 2007)	97
A2.23	Interprovincial Comparisons of Tax Rates – 2007	100
A2.24	Summary of Tax Changes Announced in 2007	101

Chapter Three — Commercial Crown Corporations Review		103

Introduction		104

BC Hydro and Power Authority		104

BC Liquor Distribution Branch		106

BC Lottery Corporation		108

BC Railway Company		109

Insurance Corporation of BC		111

BC Transmission Corporation		113

Columbia Power Corporation		114

Provincial Capital Commission		116

Charts
3.1	Electricity Price Competitiveness	106
3.2	Interprovincial Gaming Comparisons	109
3.3	ICBC Claims	112

Tables
3.1	British Columbia Hydro and Power Authority Five-Year Income Statement	105
3.2	Liquor Distribution Branch Five-Year Income Statement	107
3.3	British Columbia Lottery Corporation Five-Year Income Statement	108
3.4	British Columbia Railway Company Five-Year Income Statement	110
3.5	Insurance Corporation of British Columbia Five-Year Income Statement	111
3.6	British Columbia Transmission Corporation Five-Year Income Statement	113
3.7	Columbia Power Corporation Five-Year Income Statement	115
3.8	Provincial Capital Commission Five-Year Income Statement	116

Appendix 3 — Constitutional Framework		117

Constitutional Framework		118

Provincial Government		118
Legislature		118
Executive		119
Judiciary		119
Provincial Government Jurisdiction		120

v

Introduction

Introduction

General Description of the Province

British Columbia is located on Canada’s Pacific coast, and has a land and freshwater area of 95 million hectares. It is Canada’s third largest province and comprises 9.5 per cent of the country’s total land area.

Geography

The province is nearly four times the size of Great Britain, 2.5 times larger than Japan and larger than any American state except Alaska. BC’s 7,022-kilometre coastline supports a large shipping industry through ice-free, deep-water ports. The province has about 8.5 million hectares of grazing land, 1.8 million hectares of lakes and rivers, and 950,000 hectares of agricultural land that is capable of supporting a wide range of crops.

Physiography

BC is characterized by mountainous topography, but also has substantial areas of lowland and plateau country. The province has four basic regions, a northwesterly trending mountain system on the coast, a similar mountain system on the east, and an extensive area of plateau country between the two. The northeastern corner of the province is lowland, a segment of the continent’s Great Plains.

The western system of mountains averages about 300 kilometres in width and extends along the entire BC coast and the Alaska panhandle. The Coast Mountains contain some of the tallest peaks in the province. The western system includes the Insular Mountains that form the basis of Vancouver Island and the Queen Charlotte Islands. These islands help to shelter the waters off the mainland coast of BC, which form an important transportation route for people and products.

The interior of the province is a plateau of rolling forest and grassland, 600 to 1,200 metres in average elevation. North of Prince George the interior becomes mountainous, but plateau terrain returns just south of the Yukon boundary in the area drained by the Liard River. The southern interior’s water system is dominated by the Fraser River, which has a drainage area covering about one-quarter of the province. The Rocky Mountains, in the eastern mountain system, rise abruptly on the southern BC–Alberta boundary and are cut by passes that provide dramatic overland transportation routes into the province. The Rocky Mountain Trench lies immediately to the west of the Rockies. This extensive valley, the longest in North America, is a geological fault zone separating different earth plates. It is the source of many of BC’s major rivers, including the Peace, Columbia and Fraser.

Climate and Vegetation

Coastal BC has abundant rainfall and mild temperatures associated with a maritime climate. The Pacific coast has an average annual rainfall of between 155 and 440 centimetres, while the more sheltered coasts of eastern Vancouver Island and the mainland along the Strait of Georgia average between 65 and 150 centimetres. Canada’s longest frost-free periods of over 180 days per year are enjoyed along the edges of the coastal zone and far inland along the Fraser River valley. Temperatures fall quickly up the steep slopes of the Coast Mountains. The predominant trees in this coastal region are the western hemlock, western red cedar and balsam (amabilis fir) in the wetter parts, and Douglas fir and grand fir in the drier areas.

BC’s interior region has a mainly continental type of climate, although not as severe as that of the Canadian prairies. Considerable variation in climate occurs, especially in winter, as mild Pacific storms bring relief from cold spells. The southern interior has the driest and warmest climate of the province. In the valleys, annual precipitation ranges from less than 30 centimetres to 50 centimetres, while daily temperatures can average over 20 degrees Celsius in July and just under freezing in January. The climate becomes more extreme further north and precipitation increases. The frost-free period in the north is short and variable. Lodgepole pine is the dominant tree of commercial value in the interior.

The northeast region of the province is an extension of the western prairie region of Alberta. It has a continental climate that is more extreme than that of the northern interior region. However, it does have long hot summers and a frost-free period long enough to grow grain, forage and other crops.

Population

BC is the third largest Canadian province in terms of population, which was estimated at 4.3 million persons or about 13.2 per cent of Canadians on July 1, 2006. BC’s population grew at an average annual compound rate of 1.0 per cent between 1997 and 2006, in line with the 1.0 per cent average annual growth rate of the Canadian population as a whole.

Vancouver, a principal Canadian shipping, manufacturing and services centre, has the largest urban population in BC and was the third largest metropolitan area in Canada with a population of 2,180,737 persons in 2006. Victoria, the province’s capital, is located on Vancouver Island and its regional district had a population of 353,710 persons in 2006.

Chapter One

Economic Review(1)

(1) Reflects information available as of June 26, 2007.

Chapter 1 – Economic Review

2006 Overview

British Columbia’s economy expanded 3.6 per cent in 2006, slightly below the 3.7 per cent growth the province experienced in 2005. The domestic economy continued to drive overall GDP growth, while the high Canadian dollar hindered BC’s net exports. Investment and consumer expenditure led BC’s economic expansion through 2006.

Chart 1.1   Canada and British Columbia economic growth

Source: Statistics Canada, April 2007 Provincial Economic Accounts

Healthy real consumer spending on goods and services took place in 2006, rising 5.3 per cent from the previous year. BC’s housing sector also continued its strong showing in 2006 despite a declining housing market in the US. The province’s employed population grew faster than its labour force in 2006, causing the annual unemployment rate to plunge to 4.8 per cent. This drop of 1.1 percentage points from 2005 to 2006 resulted in the lowest annual unemployment rate in 30 years.

External Environment

The global economy continued to grow at a fervent pace, with global real GDP increasing by 5.4 per cent in 2006. The US continued its healthy economic growth, posting an annual increase of 3.3 per cent. Developing Asian countries expanded at a rate of 9.4 per cent in 2006, with China’s economy surging ahead at a blistering growth rate of 10.7 per cent.

United States Economy

The US economy grew by 3.3 per cent in 2006, supported by continued increases in household spending and strong non-residential investment. This fairly robust growth comes in the face of a rapidly declining domestic housing market, in which housing starts dropped by 12.6 per cent for the year. However, the US labour market showed improvement as the unemployment rate fell 0.5 percentage points to 4.6 per cent, making 2006 the third consecutive year that this rate has declined.

Its growing trade deficit continued to weigh down the United States’ current account balance in 2006. The current account deficit reached $811 billion for the year, as imports of goods and services expanded at a faster rate than exports. The growing current account and budget deficits combined with a rapidly softening housing market put further downward pressure on the US dollar throughout the year.

Canadian Economy

Statistics Canada recently rebased its national real GDP figures to a base year of 2002. The information that follows uses the recent rebased estimates, which differ from preliminary national GDP estimates that were released with the Provincial Economic Accounts in April 2007. Canada’s real GDP increased 2.8 per cent in 2006, a small drop from the 3.1 per cent growth seen in the previous year. Final domestic demand rose by 4.7 per cent, creeping up slightly from 4.5 per cent growth in 2005. Canadian economic growth in 2006 slowed significantly after the first quarter and hovered between 1.3 and 1.5 per cent annualized quarterly growth for the final three quarters of the year.

The current account surplus was $23.6 billion in 2006, or 1.6 per cent of nominal GDP, compared to 2.0 per cent of nominal GDP in 2005. Real exports rose just 0.7 per cent compared to 2.2 per cent in 2005 (likely due to the strong Canadian dollar), while real imports of goods and services increased by 5.0 per cent in 2006.

Nominal corporate profits rose 5.0 per cent during the year, after increasing by 11.9 per cent in 2005. Real business investment continued its strong performance in 2006, expanding 7.1 per cent, with large increases in machinery and equipment investment as well as non-residential investment.

Canada saw steady employment gains in 2006, as employment rose by 1.9 per cent on the year. This increase is higher than in 2005, when employment grew by 1.4 per cent. The construction, forestry, and finance, insurance and real estate sectors saw significant growth in 2006, while the number of manufacturing jobs declined by 4.1 per cent.

Although the number of new housing starts in Canada increased by only 0.8 per cent over the previous year’s level, these still remained at historically high levels. Canadian retail sales increased by 6.4 per cent in 2006, with large gains made in furniture, home electronics and home improvement stores.

International Economy

Japanese economic growth improved in 2006 as real GDP increased by 2.2 per cent, up from 1.9 per cent in the previous year.

The European economy improved as well, growing by 2.8 per cent in 2006, up substantially from the 1.6 per cent increase observed in 2005. Strong GDP growth in the German and French economies contributed to this overall improvement in 2006.

The International Monetary Fund estimates that world growth in real GDP improved to 5.4 per cent in 2006 from 4.9 per cent in 2005. Rapidly expanding Asian economies are keeping world economic growth at a high rate. China’s economy grew by an astounding 10.7 per cent in 2006, after expanding by 10.4 per cent in 2005. GDP growth in India reached 9.2 per cent in 2006, and the Commonwealth of Independent States(2) expanded by 7.7 per cent.

Chart 1.2   External economic growth

Per cent change in real GDP

Source: International Monetary Fund

Financial Markets

The Bank of Canada’s overnight target rate rose steadily throughout the first half of 2006, beginning at 3.25 per cent and reaching 4.25 per cent for both the third and fourth quarters. The US federal funds target rate followed a similar pattern for 2006, starting at 4.25 per cent and reaching 5.25 per cent for the latter half of the year.

Chart 1.3   Canadian dollar

US cents/Canadian $

Source: Bank of Canada

(2)  The Commonwealth of Independent States includes Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Uzbekistan and Ukraine.

The value of the Canadian dollar climbed steadily against the US dollar during the first half of 2006. The loonie averaged 88.2 cents US for the year, up 5.6 cents US from 2005. The Canadian dollar noon-rate peaked at 91.0 cents US on June 12, 2006, but declined to 85.8 cents by year end.

British Columbia Economy(3)

British Columbia’s economy grew 3.6 per cent in 2006, slightly slower than last year’s 3.7 per cent increase. BC’s strong performance in 2006 was fuelled mainly by continued improvement in domestic economic activity.

Chart 1.4   British Columbia real GDP by component

Annual per cent change

Source: Statistics Canada

Last year saw robust gains in real consumer spending, as demand for both goods and services remained strong. The housing market also continued its expansion through 2006, as housing starts grew by 5.1 per cent and residential investment expanded by 15.3 per cent. In 2005, housing starts grew by 5.3 per cent and residential investment increased by 12.7 per cent.

Employment in BC grew by 3.1 per cent in 2006, while the labour force increased by 1.8 per cent. This caused the unemployment rate to fall from 5.9 per cent in 2005 to 4.8 per cent in 2006.

Real business investment rose 9.5 per cent in 2006, fuelled by a 6.6 per cent increase in residential construction investment, a 9.2 per cent jump in non-residential investment and a 14.9 per cent leap in machinery and equipment investment.

Investment figures for 2007 include spending on major capital projects across the province including:

•   Sea-to-Sky Highway Improvement Project;

•   UBC Life Sciences Centre;

(3)  GDP estimates are based on Statistics Canada’s preliminary Provincial Accounts for 2006, released in April 2007. Further information on British Columbia’s economic performance will be released in November 2007, when Statistics Canada releases revised GDP data for 2006 and previous years.

•   Abbotsford Regional Hospital and Cancer Centre;

•   UniverCity at Simon Fraser University;

•   Coal Harbour Redevelopment;

•   Big White Ski Resort Expansion;

•   Highland Valley Copper Mine Expansion; and

•   Vancouver Island Transmission Reinforcement Project.

Overall, the nominal value of BC’s manufacturing shipments climbed by 2.5 per cent in 2006. Manufacturers of primary metal, fabricated metal products and computer and electronic equipment all experienced solid shipment growth in 2006. At the same time, however, the value of shipments of wood products from BC fell by 12.3 per cent.

Exports

The value of BC’s current dollar foreign merchandise exports declined by about $686 million (or 2.0 per cent) in 2006. Exports to the US, BC’s largest trading partner, dropped by 7.1 per cent after increasing by 9.5 per cent in 2005. This significant drop is largely due to declines in the values of forestry and energy exports. Exports to Japan, however, continued to rise steadily through 2006, growing by 13.0 per cent after increasing 9.4 per cent in 2005. BC’s exports to the Pacific Rim (excluding Japan) also showed strength in 2006, as they jumped in value by 10.6 per cent. Increases in the value of Pacific Rim exports, as in 2005, were led by rapid growth in exports to China and South Korea. Exports to India also saw significant gains during the year. Appendix Tables A1.7 and A1.8 provide further detail on exports by major market and commodity.

Chart 1.5   Export shares by market

BC origin merchandise exports 2005 = $34.1 billion	BC origin merchandise exports 2006 = $33.4 billion

The US was the destination of a slightly smaller share of British Columbia’s international exports in 2006 than in 2005. The US accounted for 61.2 per cent of the total after taking in 64.6 per cent in 2005. The Pacific Rim (including Japan) took in 27.0 per cent of BC’s total international exports in 2006, up from the 23.7 per cent these countries purchased in 2005.

Strong external demand and high commodity prices were the main reasons for the boost in the value of BC’s exports in 2006. The high Canadian dollar put some downward pressure on exports, but not enough to curtail the expansion led by demand and prices.

Current dollar energy product exports plunged by 17.3 per cent in 2006 to $6.4 billion, after surging up by 71.0 per cent in 2005. The value of metallic mineral product exports rose 32.5 per cent to $3.6 billion, while the value of wood product exports fell 7.4 per cent to $8.8 billion and pulp and paper exports increased 2.9 per cent to $4.8 billion. Lumber product prices declined again in 2006, while the prices of pulp and newsprint both rose substantially.

•	Lumber prices averaged $296 US per thousand board feet in 2006, down from $355 US in 2005.

•	Pulp prices jumped in 2006, averaging $674 US per tonne, up from $611 US in the previous year.

•	Newsprint prices rose again to average $667 US per tonne in 2006, compared to $608 US per tonne in 2005.

Chart 1.6   Lumber and natural gas prices

Natural gas	Spruce pine fir lumber
$US/MmBTU, Sumas	$US/000 bd feet

Source:  Madison’s Lumber Reporter and Ministry of Energy and Mines

The year 2006 saw the value of real imports again rise faster than that of real exports. While imports jumped by 6.3 per cent on the year, exports rose by only 2.4 per cent, resulting in a decline in BC’s trade balance. Exports of services grew at a higher rate than imports of services, although both were strong in 2006. Overall, imports from international trade rose by 9.3 per cent in 2006, while interprovincial imports grew by 2.4 per cent. BC’s volume of exports to other provinces and countries also grew by 2.4 per cent on the year.

Population

British Columbia welcomed 44,047 net migrants into the province in 2006, including 36,224 from international sources and 7,823 from other Canadian provinces and territories. Historically, BC’s population has grown faster than Canada’s due to relatively strong net inflows of people from other provinces and countries. From 1998 to 2002, BC’s population growth slowed due to a net outflow of people to other parts of Canada. However, this trend has changed course since 2003, returning to a net positive inflow of migrants from other provinces.

Map 1.1   Net interprovincial and international migration in BC, 2006

British Columbia’s population is aging, as the province’s baby boom generation is currently between their early 40s and late 50s (see Chart 1.7). As a result, there will be a substantial increase in the number of retired British Columbians over the next few years. The bust generation (born during a period of lower birth rates) is currently in their mid 20s to early 30s, with the baby boom echo generation currently hovering around 20 years old.

Chart 1.7   British Columbia population by age and sex, 2006

Age (years)

Source: BC STATS and Statistics Canada

Labour and Income Developments

BC’s annual average employment rose by 3.1 per cent, or 65,000 jobs, in 2006. This rate of increase was second highest to Alberta’s, which experienced employment gains of 4.8 per cent in that year. BC’s unemployment rate in 2006 dropped to 4.8 per cent from 5.9 per cent in 2005, representing the lowest average annual rate in 30 years.

Total employment in British Columbia’s goods-producing sector rose by 2.9 per cent, or 12,900 jobs. Employment in the construction sector had another strong year, as it climbed by about 11,300 jobs, or 6.7 per cent. Employment in the primary industries expanded by 2,300 jobs, or 3.0 per cent.

Employment in BC’s service industries grew 3.1 per cent in 2006, down slightly from the 3.2 per cent growth seen in 2005. The health and welfare services industry created a substantial number of jobs to the economy, adding an additional 14,800 new employees. Education and related services grew by 6.8 per cent, or 9,900 jobs. BC’s retail and wholesale trade industry also had a strong performance in 2006 in terms of employment gains, with an increase of 19,100 jobs, or 5.7 per cent. The number of British Columbians employed in finance, insurance and real estate rose by 3.8 per cent, or 5,100 positions compared to the previous year. The most significant job losses on the service side occurred in the accommodation and food services sector and the public administration sector (see Table A1.5 for more details).

British Columbia’s labour force grew by 1.8 per cent in 2006 after expanding by 1.9 per cent in 2005.

Table 1.1   British Columbia Population and Labour Market Statistics

	Units	2002	2003	2004	2005	2006

Population (as at July 1)	(thousands)	4,115	4,155	4,203	4,258	4,310
	(% change)	0.9	1.0	1.2	1.3	1.2

Net Migration
International	(persons)	30,227	31,374	31,095	38,843	36,224
Interprovincial	(persons)	(5,216)	4,055	7,551	4,811	7,823

Labour Force	(thousands)	2,148	2,191	2,222	2,263	2,305
	(% change)	3.1	2.0	1.4	1.9	1.8

Employment	(thousands)	1,965	2,015	2,063	2,131	2,196
	(% change)	2.3	2.5	2.4	3.3	3.1

Unemployment Rate	(%)	8.5	8.0	7.2	5.9	4.8

Source: Statistics Canada

Prices and Wages

BC’s Consumer Price Index (CPI) increased by 1.7 per cent in 2006, following a gain of 2.0 per cent in 2005. Gasoline prices continued to rise in 2006, climbing by 6.9 per cent, while shelter and food costs increased at a modest rate through 2006, up 2.4 per cent and 1.9 per cent, respectively.

Table 1.2 Price and Earnings Indices

	Units	2002	2003	2004	2005	2006

Consumer Price Index	(2002=100)	100.0	102.2	104.2	106.3	108.1
(British Columbia)	(% change)	2.4	2.2	2.0	2.0	1.7

Average weekly earnings	($)	668.0	683.7	686.7	704.5	726.0
	(% change)	3.1	2.3	0.4	2.6	3.1

Labour income (1)	($ millions)	72,900	75,605	80,158	85,402	92,434
	(% change)	4.1	3.7	6.0	6.5	8.2

Personal income (1)	($ millions)	113,451	117,059	123,487	130,481	139,867
	(% change)	2.8	3.2	5.5	5.7	7.2

Corporate profits (pre-tax) (1)	($ millions)	11,389	12,705	17,009	20,011	21,673
	(% change)	(2.6)	11.6	33.9	17.6	8.3

(1) As of April 2007 Provincial Economic Accounts

Source: Statistics Canada

The year 2006 saw salaries and supplementary labour income increase by 8.2 per cent, signaling robust employment gains and also reflecting a boost from the payout of provincial public sector signing bonuses. This in turn led to an increase of 7.2 per cent in total personal income. Corporate profits also pushed higher in 2006, rising 8.3 per cent, due in part to high prices for BC’s commodities and resources.

Consumer Expenditure and Housing

Real consumer spending in BC averaged 5.3 per cent growth in 2006 due to robust demand in both the goods and services sectors. The increase in consumer spending on goods was also reflected by the 6.8 per cent rise in the total value of retail sales in 2006.

Housing starts in BC continued to increase in 2006, rising by 5.1 per cent compared to the 5.3 per cent jump seen in 2005. Growth in housing starts has slowed in the last couple of years from the 21.0 per cent increase seen in 2003 and the 25.8 per cent seen in 2004.

Chart 1.8   BC Building permits by category

Percent Change

Source: Statistics Canada

The continued strength of BC’s housing market was also demonstrated in 2006 by the value of residential building permits, which jumped by 9.3 per cent. The strength of the province’s housing sector in 2006 was the result of several factors, as another year of strong employment growth, low mortgage rates and the scarcity of available rental and market properties combined to create attractive conditions for consumers.

The value of non-residential building permits in BC jumped by 22.1 per cent in 2006 to reach $3.9 billion. Commercial permits rose by 32.2 per cent, institutional permits climbed by 9.1 per cent and industrial permits rose by 3.7 per cent.

Industrial Structure and Performance

The province’s rich endowment of natural resources and their development historically formed the backbone of British Columbia’s economic structure. In the past, the economy was largely based on primary and secondary forest production. Other natural resource sectors, such as agriculture, mining (including oil and gas) and fishing (including aquaculture) also contributed significantly.

In recent years, a more diversified economy has emerged, supported by many non-resource activities such as film, tourism, high-technology industries including software and biotechnology, and other value-added industries. The British Columbia economy matured into a more broadly based structure that became less vulnerable to changes in international markets for natural resources.

In 2006, BC’s goods-based industries grew at a similar pace to its service industries. GDP in the construction sector grew 10.1 per cent in 2006, largely driven by the continued strength in the residential housing market. Manufacturing also grew fairly steadily in 2006, with real GDP rising 2.4 per cent over 2005. Growth in the forestry and logging industry was 2.3 per cent in 2006 after a gain of 3.1 per cent in 2005.

Chart 1.9   Service industries in BC

Percent of total

Source: Statistics Canada

Service-producing industries continued to generate about three quarters of the total provincial gross domestic product in 2006. Industries within the service sector include: transportation, communications and storage; wholesale and retail trade; finance, insurance and real estate; community, business and personal services; and public administration and defense.

High Tech

British Columbia’s high technology sector is a leading performer in the provincial economy, outperforming other sectors in revenue, employment, and wage and salary growth in most years. After the 2001 global crash in high tech that also had a negative effect on BC’s high technology industries, this sector has been seen positive GDP growth since 2002 (information for 2006 is unavailable).

Real GDP generated by the high tech sector rose by 2.4 per cent in 2005 to $8.7 billion. Revenues expanded by 2.2 per cent, and wages and salaries climbed 4.8 per cent. The total number of people working in the province’s high tech sector expanded by 2.9 per cent in 2005 to reach 70,490 total jobs (see Table A1.14 for further detail).

Chart 1.10   Trends in high technology sector in BC

Annual % Change

Source: BC STATS

Tourism

Canada’s strengthening dollar hampered tourism in BC last year, leading to fewer visits from the US. The total number of visitors entering BC in 2006 fell 5.2 per cent, following a 3.0 per cent decrease in 2005. The number of US visitors entering BC in 2006 dropped by 6.5 per cent from the previous year, while the number of overseas visitors fell by 0.5 per cent. Despite the overall decline in total international visitors, overall tourism revenues continued to climb in 2006, rising 7.8 per cent over 2005, reflecting strength in domestic tourism.

Chart 1.11   Visitor entries to BC

Source: Statistics Canada

Chart 1.12  BC Tourism industry

Source: BC STATS

Conclusion

British Columbia’s economy expanded 3.6 per cent in 2006, primarily due to strong growth in its domestic market. Both the goods-producing and service-producing industries performed well, with strong demand for BC resources and high commodity prices. Real business investment improved by 9.5 per cent due to strong gains in both non-residential investment and machinery and equipment investment.

Employment in BC rose 3.1 per cent in 2006, marking another strong year for job growth in the province. BC’s annual unemployment rate fell to an average of 4.8 per cent, its lowest rate in 30 years.

Appendix 1

Economic Review

Appendix 1 – Economic Review

Table A1.1A   Aggregate and Labour Market Indicators

			Real GDP	Personal	Capital	Business			Unemployment
	Population (1)	Nominal GDP	(chained)	income	investment	incorporations	Labour force	Employment	rate
	(thousands)	($ millions)	($ 1997 millions)	($ millions)	($ millions)	(number)	(thousands)	(thousands)	(per cent)
1980	2,743	—	—	—	—	21,381	1,357	1,266	6.7
1981	2,824	44,869	79,745	37,220	—	23,368	1,416	1,320	6.8
1982	2,873	45,024	74,877	40,425	—	11,432	1,427	1,253	12.1
1983	2,905	47,477	75,349	41,634	—	13,787	1,446	1,245	13.9
1984	2,946	49,840	75,930	43,734	—	14,052	1,465	1,245	15.0
1985	2,974	53,540	81,203	46,588	—	15,581	1,491	1,274	14.6
1986	3,004	56,547	81,355	48,911	—	17,067	1,524	1,327	12.9
1987	3,050	62,515	86,373	52,903	—	18,691	1,567	1,378	12.1
1988	3,115	69,408	91,395	58,298	—	18,703	1,599	1,435	10.3
1989	3,198	75,582	94,400	65,009	—	21,817	1,659	1,508	9.1
1990	3,291	79,350	95,722	72,038	—	19,550	1,703	1,560	8.4
1991	3,373	81,849	95,897	75,336	17,370	18,528	1,751	1,578	9.9
1992	3,468	87,242	98,373	78,610	17,979	20,406	1,800	1,617	10.1
1993	3,567	94,077	102,770	81,914	18,875	22,955	1,848	1,668	9.7
1994	3,676	100,512	105,669	85,703	21,353	25,774	1,918	1,743	9.1
1995	3,777	105,670	108,194	90,056	20,591	23,846	1,951	1,786	8.5
1996	3,874	108,865	110,857	92,661	19,408	22,848	1,988	1,816	8.7
1997	3,949	114,383	114,383	95,925	22,552	22,958	2,031	1,861	8.4
1998	3,983	115,641	115,883	98,135	20,819	20,759	2,038	1,858	8.8
1999	4,011	120,921	119,604	101,465	21,152	21,009	2,065	1,894	8.3
2000	4,039	131,333	125,145	107,624	21,799	21,515	2,080	1,931	7.1
2001	4,078	133,514	125,924	110,369	23,414	19,749	2,083	1,922	7.7
2002	4,115	138,193	130,445	113,451	23,732	21,262	2,148	1,965	8.5
2003	4,155	145,763	134,131	117,059	25,434	23,243	2,191	2,015	8.0
2004	4,203	157,540	140,263	123,487	29,665	25,428	2,222	2,063	7.2
2005	4,258	168,855	145,501	130,481	33,254	28,593	2,263	2,131	5.9
2006	4,310	179,701	150,741	139,867	37,576	30,667	2,305	2,196	4.8

				Personal	Capital	Business			Unemployment
	Population (1)	Nominal GDP	Real GDP	income	investment	incorporations	Labour force	Employment	rate
	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)
1981	2.9	—	—	—	—	9.3	4.3	4.2	0.1
1982	1.7	0.3	(6.1)	8.6	—	(51.1)	0.8	(5.0)	5.3
1983	1.1	5.4	0.6	3.0	—	20.6	1.3	(0.7)	1.8
1984	1.4	5.0	0.8	5.0	—	1.9	1.3	0.0	1.1
1985	1.0	7.4	6.9	6.5	—	10.9	1.8	2.3	(0.4)
1986	1.0	5.6	0.2	5.0	—	9.5	2.2	4.2	(1.7)
1987	1.5	10.6	6.2	8.2	—	9.5	2.8	3.8	(0.8)
1988	2.1	11.0	5.8	10.2	—	0.1	2.0	4.1	(1.8)
1989	2.6	8.9	3.3	11.5	—	16.6	3.8	5.1	(1.2)
1990	2.9	5.0	1.4	10.8	—	(10.4)	2.6	3.4	(0.7)
1991	2.5	3.1	0.2	4.6	—	(5.2)	2.8	1.1	1.5
1992	2.8	6.6	2.6	4.3	3.5	10.1	2.8	2.5	0.2
1993	2.9	7.8	4.5	4.2	5.0	12.5	2.7	3.1	(0.4)
1994	3.0	6.8	2.8	4.6	13.1	12.3	3.8	4.5	(0.6)
1995	2.8	5.1	2.4	5.1	(3.6)	(7.5)	1.7	2.4	(0.6)
1996	2.6	3.0	2.5	2.9	(5.7)	(4.2)	1.9	1.7	0.2
1997	1.9	5.1	3.2	3.5	16.2	0.5	2.1	2.4	(0.3)
1998	0.9	1.1	1.3	2.3	(7.7)	(9.6)	0.4	(0.1)	0.4
1999	0.7	4.6	3.2	3.4	1.6	1.2	1.3	1.9	(0.5)
2000	0.7	8.6	4.6	6.1	3.1	2.4	0.7	1.9	(1.2)
2001	1.0	1.7	0.6	2.6	7.4	(8.2)	0.1	(0.5)	0.6
2002	0.9	3.5	3.6	2.8	1.4	7.7	3.1	2.3	0.8
2003	1.0	5.5	2.8	3.2	7.2	9.3	2.0	2.5	(0.5)
2004	1.2	8.1	4.6	5.5	16.6	9.4	1.4	2.4	(0.8)
2005	1.3	7.2	3.7	5.7	12.1	12.4	1.9	3.3	(1.3)
2006	1.2	6.4	3.6	7.2	13.0	7.3	1.8	3.1	(1.1)

(1) As at July 1. Data take into account adjustments made for net census undercount in 1996 and 2001, and non-permanent residents.

Sources: Statistics Canada and BC STATS, Ministry of Finance, based on federal, provincial and industry data.

Table A1.1B   Prices, Earnings and Financial Indicators

			Average						Conventional
	BC	Vancouver	weekly	Labour	Personal income	PDI	Prime	Can/US	(5 year)
	CPI	CPI	wage rate(1)	income	per capita	per capita	rate	exchange rate	mortgage rate
	(2002=100)	(2002=100)	($)	($ millions)	(dollars)	(dollars)	(per cent)	(US cents)	(per cent)
1980	45.4	44.8	—	—	—	—	14.3	85.5	14.5
1981	51.8	51.2	—	25,637	13,180	10,792	19.3	83.4	18.4
1982	57.3	56.6	—	26,497	14,071	11,482	15.8	81.1	18.0
1983	60.4	59.7	—	27,018	14,332	11,590	11.2	81.1	13.2
1984	62.8	62.1	—	27,811	14,845	12,139	12.1	77.2	13.6
1985	64.8	64.0	—	29,100	15,665	12,781	10.6	73.2	12.1
1986	66.7	66.2	—	30,339	16,282	13,133	10.5	72.0	11.2
1987	68.7	68.2	—	32,837	17,345	13,854	9.5	75.4	11.2
1988	71.2	70.6	—	36,110	18,715	14,845	10.8	81.3	11.6
1989	74.4	73.8	—	40,295	20,328	16,149	13.3	84.5	12.1
1990	78.4	77.8	—	44,216	21,889	17,009	14.1	85.7	13.4
1991	82.6	81.9	—	46,296	22,335	17,313	9.9	87.3	11.1
1992	84.8	84.3	—	48,924	22,667	17,458	7.5	82.7	9.5
1993	87.8	87.3	—	51,312	22,964	17,806	5.9	77.5	8.8
1994	89.5	89.1	—	53,972	23,314	17,969	6.9	73.2	9.5
1995	91.6	91.3	—	56,768	23,843	18,302	8.6	72.9	9.2
1996	92.4	92.1	—	58,517	23,919	18,223	6.1	73.3	7.9
1997	93.1	92.6	612.63	60,681	24,291	18,482	5.0	72.2	7.1
1998	93.4	93.0	621.21	61,965	24,638	18,676	6.6	67.4	6.9
1999	94.4	93.9	628.82	64,045	25,297	19,300	6.4	67.3	7.6
2000	96.1	96.0	639.37	68,369	26,646	20,278	7.3	67.3	8.4
2001	97.7	97.8	648.19	70,044	27,064	20,925	5.8	64.6	7.4
2002	100.0	100.0	668.04	72,900	27,570	21,530	4.2	63.7	7.0
2003	102.2	102.0	683.68	75,605	28,173	21,958	4.7	71.4	6.4
2004	104.2	104.0	686.74	80,158	29,381	22,847	4.0	76.8	6.2
2005	106.3	106.0	704.49	85,402	30,644	23,731	4.4	82.5	6.0
2006	108.1	108.0	726.02	92,434	32,448	25,194	5.8	88.2	6.7

			Average						Conventional
	BC	Vancouver	weekly	Labour	Personal income	PDI	Prime	Can/US	(5 year)
	CPI	CPI	wage rate(1)	income	per capita	per capita	rate	exchange rate	mortgage rate
	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)	(change)	(change)	(change)
1981	14.1	14.3	—	—	—	—	5.0	(2.1)	3.9
1982	10.6	10.5	—	3.4	6.8	6.4	(3.5)	(2.4)	(0.3)
1983	5.4	5.5	—	2.0	1.9	0.9	(4.6)	0.1	(4.8)
1984	4.0	4.0	—	2.9	3.6	4.7	0.9	(3.9)	0.4
1985	3.2	3.1	—	4.6	5.5	5.3	(1.5)	(4.0)	(1.5)
1986	2.9	3.4	—	4.3	3.9	2.8	(0.1)	(1.3)	(0.9)
1987	3.0	3.0	—	8.2	6.5	5.5	(1.0)	3.4	(0.0)
1988	3.6	3.5	—	10.0	7.9	7.2	1.3	5.8	0.4
1989	4.5	4.5	—	11.6	8.6	8.8	2.5	3.2	0.5
1990	5.4	5.4	—	9.7	7.7	5.3	0.7	1.2	1.3
1991	5.4	5.3	—	4.7	2.0	1.8	(4.1)	1.6	(2.2)
1992	2.7	2.9	—	5.7	1.5	0.8	(2.5)	(4.5)	(1.6)
1993	3.5	3.6	—	4.9	1.3	2.0	(1.5)	(5.2)	(0.7)
1994	1.9	2.1	—	5.2	1.5	0.9	0.9	(4.3)	0.8
1995	2.3	2.5	—	5.2	2.3	1.9	1.8	(0.4)	(0.4)
1996	0.9	0.9	—	3.1	0.3	(0.4)	(2.6)	0.5	(1.2)
1997	0.8	0.5	—	3.7	1.6	1.4	(1.1)	(1.1)	(0.9)
1998	0.3	0.4	1.4	2.1	1.4	1.0	1.6	(4.8)	(0.1)
1999	1.1	1.0	1.2	3.4	2.7	3.3	(0.2)	(0.1)	0.6
2000	1.8	2.2	1.7	6.8	5.3	5.1	0.8	0.0	0.8
2001	1.7	1.9	1.4	2.4	1.6	3.2	(1.5)	(2.8)	(0.9)
2002	2.4	2.2	3.1	4.1	1.9	2.9	(1.6)	(0.9)	(0.4)
2003	2.2	2.0	2.3	3.7	2.2	2.0	0.5	7.7	(0.6)
2004	2.0	2.0	0.4	6.0	4.3	4.0	(0.7)	5.5	(0.2)
2005	2.0	1.9	2.6	6.5	4.3	3.9	0.4	5.7	(0.2)
2006	1.7	1.9	3.1	8.2	5.9	6.2	1.4	5.7	0.7

(1) Data prior to 1997 are not available.

Sources: Statistics Canada and BC STATS, Ministry of Finance, based on federal, provincial and industry data.

Table A1.1C   Other Indicators

	Manufacturing		Housing	Non-residential	Tourism	High-tech	BC product
	shipments	Retail sales(1)	starts	building permits	GDP(2)	GDP(2)	exports
	($ millions)	($ millions)	(number)	($ millions)	($ millions)	($ millions)	($ millions)
1980	—	—	37,546	1,207	—	—	12,708
1981	—	—	41,585	1,335	—	—	12,888
1982	—	—	19,807	1,026	—	—	12,353
1983	—	—	22,607	775	—	—	13,244
1984	—	—	16,169	827	—	—	15,748
1985	—	—	17,969	812	—	—	13,591
1986	—	—	20,687	912	—	—	13,033
1987	—	—	28,944	999	—	—	15,883
1988	—	—	30,487	1,647	—	—	17,822
1989	—	—	38,894	1,812	—	—	18,307
1990	—	—	36,720	1,833	—	—	16,605
1991	—	25,022	31,875	1,803	—	—	15,253
1992	24,398	26,194	40,621	2,082	—	—	16,336
1993	26,583	28,463	42,807	1,944	—	—	19,033
1994	30,333	31,770	39,408	1,772	—	—	22,856
1995	34,207	34,219	27,057	1,966	—	—	26,873
1996	32,932	34,775	27,641	1,957	—	—	25,717
1997	33,496	36,591	29,351	1,960	4,700	5,105	26,699
1998	31,757	35,762	19,931	2,022	4,854	5,428	25,942
1999	36,679	36,373	16,309	2,104	5,040	5,534	29,044
2000	40,699	38,435	14,418	2,089	5,280	6,244	33,639
2001	38,303	40,719	17,234	2,125	5,430	6,277	31,680
2002	38,610	43,265	21,625	1,771	5,559	6,700	28,828
2003	39,691	44,421	26,174	1,880	5,528	7,289	28,264
2004	42,303	47,217	32,925	2,070	5,909	7,583	30,992
2005	40,960	49,286	34,667	3,212	6,203	7,835	34,101
2006	41,974	52,627	36,443	3,921	n.a.	n.a.	33,415

	Manufacturing		Housing	Non-residential	Tourism	High-tech	BC product
	shipments	Retail sales(1)	starts	building permits	GDP(2)	GDP(2)	exports
	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)
1981	—	—	10.8	10.7	—	—	1.4
1982	—	—	(52.4)	(23.2)	—	—	(4.2)
1983	—	—	14.1	(24.5)	—	—	7.2
1984	—	—	(28.5)	6.7	—	—	18.9
1985	—	—	11.1	(1.7)	—	—	(13.7)
1986	—	—	15.1	12.3	—	—	(4.1)
1987	—	—	39.9	9.6	—	—	21.9
1988	—	—	5.3	64.9	—	—	12.2
1989	—	—	27.6	10.0	—	—	2.7
1990	—	—	(5.6)	1.2	—	—	(9.3)
1991	—	—	(13.2)	(1.6)	—	—	(8.1)
1992	—	4.7	27.4	15.5	—	—	7.1
1993	9.0	8.7	5.4	(6.7)	—	—	16.5
1994	14.1	11.6	(7.9)	(8.9)	—	—	20.1
1995	12.8	7.7	(31.3)	11.0	—	—	17.6
1996	(3.7)	1.6	2.2	(0.4)	—	—	(4.3)
1997	1.7	5.2	6.2	0.1	—	—	3.8
1998	(5.2)	(2.3)	(32.1)	3.2	3.3	6.3	(2.8)
1999	15.5	1.7	(18.2)	4.0	3.8	2.0	12.0
2000	11.0	5.7	(11.6)	(0.7)	4.8	12.8	15.8
2001	(5.9)	5.9	19.5	1.7	2.8	0.5	(5.8)
2002	0.8	6.3	25.5	(16.6)	2.4	6.7	(9.0)
2003	2.8	2.7	21.0	6.1	(0.6)	8.8	(2.0)
2004	6.6	6.3	25.8	10.1	6.9	4.0	9.6
2005	(3.2)	4.4	5.3	55.2	5.0	3.3	10.0
2006	2.5	6.8	5.1	22.1	n.a.	n.a.	(2.0)

(1)         Retail sales data have been revised from 1991 to 2005 and are now classified under the North American Industry Classification System (NAICS 2002).

(2)         Data prior to 1997 are not available.

Sources: Statistics Canada and BC STATS, Ministry of Finance, based on federal, provincial and industry data.

Table A1.1D   Commodity Production Indicators

	Lumber	Timber scale	Pulp	Newsprint, etc	Oil & natural	Coal	Solid mineral	Electric pwr	Farm cash	Landed value of
	production	billed	shipments	production	gas production	production	shipments	generated	receipts	seafood products
	(thousand m(3))	(thousand m3)	(000 tonnes)	(000 tonnes)	($ millions)	(000 tonnes)	($ millions)	(GW.h)	($ millions)	($ millions)
1980	28,269	74,652	3,266	2,164	—	10,156	—	43,334	779	184
1981	24,598	52,992	2,854	1,852	—	11,782	—	51,008	877	236
1982	23,855	56,232	2,662	1,862	—	11,769	—	48,238	962	241
1983	30,773	71,443	3,221	2,120	—	11,717	—	47,213	917	210
1984	30,884	74,557	2,836	2,082	—	20,771	—	52,369	1,005	243
1985	32,994	76,869	3,298	2,481	—	22,993	—	59,126	1,061	378
1986	31,468	77,503	3,628	2,629	—	20,361	—	50,759	1,106	405
1987	37,336	90,592	4,136	2,762	—	21,990	—	63,066	1,122	455
1988	36,736	86,808	4,141	2,845	—	24,942	—	60,943	1,206	573
1989	35,952	86,793	4,189	2,834	—	24,800	—	57,655	1,255	513
1990	33,514	78,045	3,547	2,992	—	24,557	—	60,662	1,299	559
1991	31,406	73,449	4,014	2,667	—	24,965	—	62,981	1,342	492
1992	33,396	73,937	3,825	2,708	890	17,173	2,577	64,058	1,404	533
1993	33,935	79,232	4,040	3,110	1,089	20,633	2,415	58,774	1,446	605
1994	33,671	75,639	4,763	2,983	1,270	22,583	2,632	61,015	1,538	728
1995	32,611	76,471	4,572	2,833	1,040	24,350	3,438	58,006	1,586	604
1996	32,671	75,213	4,390	2,801	1,333	25,422	3,004	71,765	1,706	590
1997	31,562	68,628	4,532	2,649	1,588	27,876	3,047	66,961	1,739	604
1998	30,238	64,967	4,462	2,567	1,574	24,868	2,893	67,710	1,814	547
1999	32,397	75,998	4,995	3,016	2,091	24,845	2,445	68,045	1,906	613
2000	34,346	76,988	5,152	3,126	4,783	25,682	2,891	68,241	2,048	667
2001	32,606	72,008	4,710	2,879	5,666	27,006	2,867	57,332	2,224	647
2002	35,501	73,386	4,477	2,900	4,251	24,397	2,864	64,945	2,195	664
2003	36,031	61,925	4,762	2,919	6,230	23,061	2,914	63,051	2,283	645
2004	39,879	92,361	4,724	2,976	6,784	27,082	3,674	60,496	2,402	636
2005	41,013	83,134	4,932	2,953	8,967	25,571	4,925	67,811	2,390	700
2006	41,051	81,526	4,736	3,019	7,050	21,131	5,620	62,021	2,342	n.a.

	Lumber	Timber scale	Pulp	Newsprint, etc	Oil & natural	Coal	Solid mineral	Electric pwr	Farm cash	Value of
	production	billed	shipments	production	gas production	production	shipments	generated	receipts	seafood products
	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)	(% change)
1981	(13.0)	(29.0)	(12.6)	(14.4)	—	16.0	—	17.7	12.5	28.3
1982	(3.0)	6.1	(6.7)	0.5	—	(0.1)	—	(5.4)	9.7	2.1
1983	29.0	27.1	21.0	13.9	—	(0.4)	—	(2.1)	(4.7)	(12.9)
1984	0.4	4.4	(12.0)	(1.8)	—	77.3	—	10.9	9.6	15.7
1985	6.8	3.1	16.3	19.2	—	10.7	—	12.9	5.7	55.6
1986	(4.6)	0.8	10.0	6.0	—	(11.4)	—	(14.2)	4.2	7.1
1987	18.6	16.9	14.0	5.1	—	8.0	—	24.2	1.4	12.3
1988	(1.6)	(4.2)	0.1	3.0	—	13.4	—	(3.4)	7.6	25.9
1989	(2.1)	(0.0)	1.2	(0.4)	—	(0.6)	—	(5.4)	4.0	(10.5)
1990	(6.8)	(10.1)	(15.3)	5.5	—	(1.0)	—	5.2	3.5	9.0
1991	(6.3)	(5.9)	13.2	(10.8)	—	1.7	—	3.8	3.3	(12.0)
1992	6.3	0.7	(4.7)	1.5	—	(31.2)	—	1.7	4.7	8.3
1993	1.6	7.2	5.6	14.8	22.4	20.1	(6.3)	(8.2)	3.0	13.5
1994	(0.8)	(4.5)	17.9	(4.1)	16.6	9.5	9.0	3.8	6.4	20.3
1995	(3.1)	1.1	(4.0)	(5.0)	(18.1)	7.8	30.6	(4.9)	3.1	(17.0)
1996	0.2	(1.6)	(4.0)	(1.1)	28.2	4.4	(12.6)	23.7	7.6	(2.3)
1997	(3.4)	(8.8)	3.2	(5.4)	19.1	9.7	1.4	(6.7)	1.9	2.4
1998	(4.2)	(5.3)	(1.5)	(3.1)	(0.9)	(10.8)	(5.1)	1.1	4.3	(9.4)
1999	7.1	17.0	11.9	17.5	32.8	(0.1)	(15.5)	0.5	5.1	12.1
2000	6.0	1.3	3.1	3.6	128.7	3.4	18.2	0.3	7.5	8.8
2001	(5.1)	(6.5)	(8.6)	(7.9)	18.5	5.2	(0.8)	(16.0)	8.6	(3.0)
2002	8.9	1.9	(4.9)	0.7	(25.0)	(9.7)	(0.1)	13.3	(1.3)	2.6
2003	1.5	(15.6)	6.4	0.7	46.6	(5.5)	1.7	(2.9)	4.0	(2.9)
2004	10.7	49.2	(0.8)	2.0	8.9	17.4	26.1	(4.1)	5.2	(1.4)
2005	2.8	(10.0)	4.4	(0.8)	32.2	(5.6)	34.1	12.1	(0.5)	10.1
2006	0.1	(1.9)	(4.0)	2.2	(21.4)	(17.4)	14.1	(8.5)	(2.0)	n.a.

Sources:  Statistics Canada and BC STATS, Ministry of Finance, based on federal, provincial and industry data.

Table A1.2   British Columbia Real GDP at Market Prices, Expenditure Based

					Machinery and
	Consumer	Government	Residential	Non-Residential	Equipment	Business
	Expenditure	Expenditure	Investment	Investment	Investment	Investment	Exports	Imports	Real GDP
	(millions of 1997 $, chained)
1982	43,500	16,925	4,173	5,005	3,260	12,445	26,193	25,063	74,877
1983	43,724	16,949	4,414	5,365	2,474	12,003	27,669	26,953	75,349
1984	45,023	16,736	4,195	4,724	2,651	11,438	30,047	29,254	75,930
1985	46,865	17,144	4,532	4,424	2,950	11,822	33,014	30,179	81,203
1986	48,025	17,320	4,986	3,467	2,842	11,169	34,514	31,408	81,355
1987	50,640	17,440	5,921	3,690	3,431	12,932	37,212	34,106	86,373
1988	53,193	18,560	6,596	4,471	4,465	15,515	39,388	36,945	91,395
1989	56,485	18,891	7,592	4,954	5,309	17,866	38,692	40,402	94,400
1990	58,858	19,684	7,730	4,913	5,344	17,998	38,359	42,207	95,722
1991	59,028	20,925	7,311	5,160	5,268	17,743	39,074	42,706	95,897
1992	60,930	21,695	8,986	4,048	5,151	18,287	40,473	44,652	98,373
1993	62,851	22,015	9,218	3,862	5,163	18,371	42,146	44,328	102,770
1994	65,500	22,098	9,270	4,971	5,903	20,177	44,723	51,161	105,669
1995	67,321	21,759	8,161	5,001	5,988	19,136	47,288	51,747	108,194
1996	69,812	22,343	8,286	4,483	5,807	18,587	47,795	51,443	110,857
1997	72,380	22,266	8,716	5,791	6,799	21,306	49,691	55,143	114,383
1998	73,585	22,875	7,543	4,704	7,340	19,598	51,092	54,559	115,883
1999	75,648	22,761	6,962	5,000	7,672	19,676	55,575	57,889	119,604
2000	77,953	23,701	7,036	5,003	8,209	20,283	60,346	62,310	125,145
2001	79,626	24,838	7,692	5,852	8,306	21,924	59,271	62,464	125,924
2002	82,341	25,112	8,913	5,434	8,042	22,418	60,017	62,677	130,445
2003	84,809	25,137	10,007	6,227	8,346	24,659	61,751	66,124	134,131
2004	88,488	25,485	11,502	6,711	9,002	27,337	65,583	71,035	140,263
2005	92,348	25,858	12,246	6,659	10,572	29,371	67,472	75,088	145,501
2006	97,213	26,594	13,052	7,273	12,151	32,175	69,089	79,795	150,741
	(annual percentage change)
1983	0.5	0.1	5.8	7.2	(24.1)	(3.6)	5.6	7.5	0.6
1984	3.0	(1.3)	(5.0)	(11.9)	7.2	(4.7)	8.6	8.5	0.8
1985	4.1	2.4	8.0	(6.4)	11.3	3.4	9.9	3.2	6.9
1986	2.5	1.0	10.0	(21.6)	(3.7)	(5.5)	4.5	4.1	0.2
1987	5.4	0.7	18.8	6.4	20.7	15.8	7.8	8.6	6.2
1988	5.0	6.4	11.4	21.2	30.1	20.0	5.8	8.3	5.8
1989	6.2	1.8	15.1	10.8	18.9	15.2	(1.8)	9.4	3.3
1990	4.2	4.2	1.8	(0.8)	0.7	0.7	(0.9)	4.5	1.4
1991	0.3	6.3	(5.4)	5.0	(1.4)	(1.4)	1.9	1.2	0.2
1992	3.2	3.7	22.9	(21.6)	(2.2)	3.1	3.6	4.6	2.6
1993	3.2	1.5	2.6	(4.6)	0.2	0.5	4.1	(0.7)	4.5
1994	4.2	0.4	0.6	28.7	14.3	9.8	6.1	15.4	2.8
1995	2.8	(1.5)	(12.0)	0.6	1.4	(5.2)	5.7	1.1	2.4
1996	3.7	2.7	1.5	(10.4)	(3.0)	(2.9)	1.1	(0.6)	2.5
1997	3.7	(0.3)	5.2	29.2	17.1	14.6	4.0	7.2	3.2
1998	1.7	2.7	(13.5)	(18.8)	8.0	(8.0)	2.8	(1.1)	1.3
1999	2.8	(0.5)	(7.7)	6.3	4.5	0.4	8.8	6.1	3.2
2000	3.0	4.1	1.1	0.1	7.0	3.1	8.6	7.6	4.6
2001	2.1	4.8	9.3	17.0	1.2	8.1	(1.8)	0.2	0.6
2002	3.4	1.1	15.9	(7.1)	(3.2)	2.3	1.3	0.3	3.6
2003	3.0	0.1	12.3	14.6	3.8	10.0	2.9	5.5	2.8
2004	4.3	1.4	14.9	7.8	7.9	10.9	6.2	7.4	4.6
2005	4.4	1.5	6.5	(0.8)	17.4	7.4	2.9	5.7	3.7
2006	5.3	2.8	6.6	9.2	14.9	9.5	2.4	6.3	3.6

Source: Statistics Canada

Table A1.3   British Columbia GDP at Basic Prices, by Industry

	Crop and	Fishing,	Forestry	Mining,				Transportation	Wholesale	Finance		Public	Real GDP
	Animal	Hunting and	and	Oil and Gas				and	and Retail	Insurance and	Other	Administration	at Basic
	Production	Trapping	Logging	Extraction	Manufacturing	Construction	Utilities	Warehousing	Trade	Real Estate	Services	and Defence	Prices
	(chained 1997 $)

1997	907	201	3,185	2,646	11,479	6,434	2,468	6,590	10,982	23,606	29,807	5,764	104,554
1998	864	131	3,203	2,804	11,228	5,932	2,534	6,679	11,565	23,903	30,681	5,821	105,827
1999	930	101	3,026	2,808	12,809	5,718	2,576	6,956	11,738	24,630	31,187	6,050	109,008
2000	927	115	2,863	2,821	14,954	5,635	2,591	7,458	12,247	25,055	32,449	6,236	113,919
2001	1,084	95	2,872	3,586	13,634	5,854	2,024	7,344	12,596	25,756	33,270	6,354	115,139
2002	1,006	115	2,944	3,697	13,654	6,153	2,403	7,413	13,094	26,765	34,408	6,546	118,806
2003	1,063	118	3,071	3,534	13,751	6,686	2,408	7,579	13,564	27,410	35,432	6,615	121,769
2004	1,072	114	3,645	3,526	14,241	7,557	2,368	8,148	14,396	28,631	36,161	6,690	126,791
2005	1,084	106	3,760	3,537	14,674	7,956	2,587	8,578	15,243	29,868	36,849	6,797	131,139
2006	1,033	99	3,846	3,514	15,031	8,758	2,560	8,944	16,415	31,006	37,967	6,961	136,050
	(annual percentage change)
1998	(4.8)	(35.0)	0.6	6.0	(2.2)	(7.8)	2.6	1.4	5.3	1.3	2.9	1.0	1.2
1999	7.7	(23.0)	(5.5)	0.2	14.1	(3.6)	1.7	4.1	1.5	3.0	1.6	3.9	3.0
2000	(0.4)	14.5	(5.4)	0.5	16.7	(1.4)	0.6	7.2	4.3	1.7	4.0	3.1	4.5
2001	17.0	(17.5)	0.3	27.1	(8.8)	3.9	(21.9)	(1.5)	2.9	2.8	2.5	1.9	1.1
2002	(7.3)	21.0	2.5	3.1	0.1	5.1	18.7	0.9	4.0	3.9	3.4	3.0	3.2
2003	5.7	2.7	4.3	(4.4)	0.7	8.7	0.2	2.2	3.6	2.4	3.0	1.1	2.5
2004	0.8	(3.1)	18.7	(0.2)	3.6	13.0	(1.7)	7.5	6.1	4.5	2.1	1.1	4.1
2005	1.2	(6.8)	3.1	0.3	3.0	5.3	9.2	5.3	5.9	4.3	1.9	1.6	3.4
2006	(4.7)	(7.2)	2.3	(0.6)	2.4	10.1	(1.0)	4.3	7.7	3.8	3.0	2.4	3.7

Source: Statistics Canada

Table A1.4   British Columbia GDP, Income Based

			Interest and	Accrued Net	Net Income of			Indirect	Capital Cons.
		Corporation	Miscellaneous	Income of	Non-farm	Inventory	Net Domestic	Taxes	Allowances and		GDP	GDP at
	Labour	Profits before	Investment	Farm	unincorporated	Valuation	Product at	less	Misc. Valuation	Statistical	at Market	Basic
	Income	Taxes	Income	Operators	Business	Adjustment	Basic Prices	Subsidies	Adjustments	Discrepency	Prices	Prices
	($ millions)
1982	26,497	1,652	4,384	(8)	2,366	(382)	36,927	5,176	5,674	(335)	45,024	42,266
1983	27,018	2,458	4,188	20	2,834	(288)	38,924	5,473	6,001	(227)	47,477	44,698
1984	27,811	3,060	4,554	20	3,067	(243)	40,795	5,673	6,381	(483)	49,840	46,693
1985	29,100	3,468	4,939	33	3,433	(163)	43,360	5,878	6,917	(65)	53,540	50,212
1986	30,339	4,213	4,893	113	3,745	(212)	45,603	6,098	7,337	21	56,547	52,961
1987	32,837	6,430	5,085	115	3,954	(324)	50,679	6,696	7,517	205	62,515	58,401
1988	36,110	7,250	5,820	154	4,283	(285)	56,076	7,486	8,044	546	69,408	64,666
1989	40,295	5,925	7,183	72	4,580	(195)	60,769	8,765	8,748	209	75,582	69,726
1990	44,216	3,670	7,887	73	4,796	120	63,803	9,007	9,590	(9)	79,350	73,384
1991	46,296	2,926	7,650	106	5,067	(107)	64,888	9,715	10,016	180	81,849	75,084
1992	48,924	3,321	7,586	80	5,563	(616)	68,325	11,092	10,601	691	87,242	79,617
1993	51,312	4,328	8,035	83	6,034	(843)	72,905	12,440	11,258	1,430	94,077	85,593
1994	53,972	6,756	8,649	63	6,665	(660)	79,662	13,164	12,043	(140)	100,512	91,565
1995	56,768	7,419	8,808	87	6,758	(167)	83,942	13,522	12,882	(407)	105,670	96,417
1996	58,517	7,246	8,731	59	7,173	(231)	85,950	14,014	13,494	(138)	108,865	99,306
1997	60,681	8,286	8,444	89	7,780	101	90,040	14,480	14,526	(4)	114,383	104,562
1998	61,965	7,335	8,355	166	8,285	(24)	90,860	14,515	15,050	(6)	115,641	105,904
1999	64,045	9,309	8,365	199	8,723	(373)	95,125	14,972	15,659	22	120,921	110,806
2000	68,369	11,596	10,184	54	9,078	(80)	104,232	15,608	16,526	(2)	131,333	120,756
2001	70,044	11,392	8,834	141	9,637	47	105,163	15,810	17,539	70	133,514	122,772
2002	72,900	11,389	8,828	53	10,591	(369)	108,406	16,443	18,341	17	138,193	126,764
2003	75,605	12,705	9,023	83	11,289	630	114,478	17,462	19,031	(65)	145,763	133,444
2004	80,158	17,009	9,583	136	12,108	(45)	124,319	18,486	19,968	137	157,540	144,424
2005	85,402	20,011	9,914	33	12,814	212	133,942	19,540	20,934	(5)	168,855	154,871
2006	92,434	21,673	9,749	(26)	13,504	(165)	142,891	20,499	21,946	87	179,701	164,924
	(annual percentage change)
1983	2.0	48.8	(4.5)	—	19.8	—	5.4	5.7	5.8	—	5.4	5.8
1984	2.9	24.5	8.7	—	8.2	—	4.8	3.7	6.3	—	5.0	4.5
1985	4.6	13.3	8.5	—	11.9	—	6.3	3.6	8.4	—	7.4	7.5
1986	4.3	21.5	(0.9)	—	9.1	—	5.2	3.7	6.1	—	5.6	5.5
1987	8.2	52.6	3.9	—	5.6	—	11.1	9.8	2.5	—	10.6	10.3
1988	10.0	12.8	14.5	—	8.3	—	10.6	11.8	7.0	—	11.0	10.7
1989	11.6	(18.3)	23.4	—	6.9	—	8.4	17.1	8.8	—	8.9	7.8
1990	9.7	(38.1)	9.8	—	4.7	—	5.0	2.8	9.6	—	5.0	5.2
1991	4.7	(20.3)	(3.0)	—	5.7	—	1.7	7.9	4.4	—	3.1	2.3
1992	5.7	13.5	(0.8)	—	9.8	—	5.3	14.2	5.8	—	6.6	6.0
1993	4.9	30.3	5.9	—	8.5	—	6.7	12.2	6.2	—	7.8	7.5
1994	5.2	56.1	7.6	—	10.5	—	9.3	5.8	7.0	—	6.8	7.0
1995	5.2	9.8	1.8	—	1.4	—	5.4	2.7	7.0	—	5.1	5.3
1996	3.1	(2.3)	(0.9)	—	6.1	—	2.4	3.6	4.8	—	3.0	3.0
1997	3.7	14.4	(3.3)	—	8.5	—	4.8	3.3	7.6	—	5.1	5.3
1998	2.1	(11.5)	(1.1)	—	6.5	—	0.9	0.2	3.6	—	1.1	1.3
1999	3.4	26.9	0.1	—	5.3	—	4.7	3.1	4.0	—	4.6	4.6
2000	6.8	24.6	21.7	—	4.1	—	9.6	4.2	5.5	—	8.6	9.0
2001	2.4	(1.8)	(13.3)	—	6.2	—	0.9	1.3	6.1	—	1.7	1.7
2002	4.1	(0.0)	(0.1)	—	9.9	—	3.1	4.0	4.6	—	3.5	3.3
2003	3.7	11.6	2.2	—	6.6	—	5.6	6.2	3.8	—	5.5	5.3
2004	6.0	33.9	6.2	—	7.3	—	8.6	5.9	4.9	—	8.1	8.2
2005	6.5	17.6	3.5	—	5.8	—	7.7	5.7	4.8	—	7.2	7.2
2006	8.2	8.3	(1.7)	—	5.4	—	6.7	4.9	4.8	—	6.4	6.5

Source: Statistics Canada

Table A1.5   Employment by Industry in British Columbia

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
	(thousands)
Total – all industries	1,816	1,861	1,858	1,894	1,931	1,922	1,965	2,015	2,063	2,131	2,196

Primary industries	86	88	84	77	82	66	67	79	72	76	79
Agriculture	31	34	33	28	30	26	29	33	37	39	35
Forestry, logging & support activities	32	32	30	30	36	25	25	28	22	22	22
Fishing, hunting and trapping	5	5	3	4	4	5	3	5	3	2	3
Mining and oil & gas extraction	18	16	18	15	13	11	9	13	11	14	19

Manufacturing	193	196	196	192	203	195	197	207	211	198	198
Food, beverages & tobacco	24	25	26	22	23	26	27	32	31	32	24
Wood products	43	45	43	42	46	49	44	49	47	46	45
Paper	23	23	23	22	18	15	17	14	12	12	15
Printing & related support activities	11	10	8	9	11	9	9	8	8	8	8
Primary metals	11	9	9	10	11	8	6	9	7	7	7
Metal fabrication	9	11	10	12	13	14	13	14	15	18	15
Transportation equipment	9	13	13	13	13	10	13	12	12	9	10
Machinery manufacturing	6	9	9	8	8	7	10	9	10	10	9
Other manufacturing	56	53	55	53	61	58	58	60	71	57	64

Construction	119	123	117	114	111	111	118	120	144	168	179
General contractors	44	41	38	42	42	40	42	47	51	66	66
Special trade contractors	76	82	79	73	69	71	77	73	93	102	113

Utilities	10	10	11	11	10	11	11	11	9	10	9

Transportation and warehousing	100	108	106	116	117	112	113	120	117	119	120
Transportation	97	102	102	112	114	108	108	114	112	114	113
Warehousing and storage	3	6	3	4	3	4	5	6	5	5	7

Trade	291	298	290	305	301	303	325	328	316	335	354
Wholesale trade	67	71	61	79	67	67	74	76	66	80	83
Retail trade	224	227	229	226	234	236	251	251	250	255	271

Finance, Insurance, Real Estate & Leasing	124	128	122	121	118	121	123	125	129	133	138
Finance	51	56	52	55	52	56	56	60	56	60	61
Insurance	24	27	24	23	27	25	24	20	27	26	27
Real estate	39	34	38	33	29	28	32	34	35	35	39
Leasing	10	11	8	10	9	12	11	11	12	13	11

Public administration	106	101	94	93	92	90	88	93	97	95	91
Federal administration	37	34	29	33	34	30	32	37	34	33	35
Provincial administration	36	32	29	29	27	33	27	28	29	30	27
Local administration	34	34	35	31	32	27	29	29	34	32	29

Other service industries	787	809	839	866	897	913	924	933	967	997	1,029
Education & related services	118	120	118	127	137	138	139	140	136	146	156
Health & welfare services	183	191	197	193	201	197	212	213	219	217	232
Professional, scientific & technical	108	112	123	136	136	139	136	139	146	164	168
Information, culture & recreation	85	89	93	91	99	106	106	109	115	112	113
Services to business management	60	63	67	65	71	71	72	80	82	90	99
Accommodation & food services	141	142	147	149	155	164	163	159	175	176	171
Miscellaneous services	91	92	93	105	99	98	96	93	94	91	91

Source: Statistics Canada, Labour Force Survey (unpublished data). Totals may not add due to rounding.

Table A1.6   Capital Investment by Industry

					Preliminary		2005	2006
	Actual	Actual	Actual	Actual	Actual	Intentions	to	to
	2002	2003	2004	2005	2006	2007	2006	2007
			($ millions)				(per cent)
Agriculture, forestry, fishing and hunting	383.8	395.6	444.5	414.6	393.6	402.2	(5.1)	2.2
Mining, quarrying and oil well industries	2,299.4	3,309.3	3,978.6	5,026.9	5,084.5	4,364.9	1.1	(14.2)
Manufacturing	1,098.3	1,176.4	1,466.9	1,656.7	1,471.5	1,804.2	(11.2)	22.6
Construction	280.3	306.9	355.6	391.9	464.6	507.4	18.6	9.2
Transport and warehousing	2,142.6	1,429.6	1,359.5	1,877.6	2,693.7	3,114.0	43.5	15.6
Utilities	1,084.6	1,375.8	1,374.8	1,329.5	1,674.1	2,125.9	25.9	27.0
Wholesale	369.0	415.5	392.5	480.9	548.9	479.7	14.1	(12.6)
Retail trade	731.8	822.5	1,065.6	1,011.2	1,116.5	1,070.0	10.4	(4.2)
Finance and insurance	1,333.5	1,295.5	1,292.0	1,455.2	1,496.7	1,568.4	2.9	4.8
Real estate, rental and leasing	1,661.4	1,572.1	1,557.6	1,681.3	2,099.5	2,154.4	24.9	2.6
Information and cultural industries	1,087.3	764.1	947.5	828.2	984.2	950.7	18.8	(3.4)
Professional, scientific and technical	348.6	349.4	362.8	297.3	281.8	288.2	(5.2)	2.3
Management of companies and enterprises	32.4	14.4	57.6	32.9	32.2	29.2	(2.1)	(9.3)
Admin, waste and remediation services	75.9	99.0	107.7	113.2	126.6	134.7	11.8	6.4
Arts, entertainment and recreation	98.3	144.1	216.6	191.3	167.8	n/a	(12.3)	n/a
Accommodation and food services	396.3	431.0	467.7	543.0	660.6	n/a	21.7	n/a
Education services	660.8	726.2	871.6	1,020.7	1,078.8	962.8	5.7	(10.8)
Health services	558.1	612.3	711.0	993.9	934.5	883.3	(6.0)	(5.5)
Public administration	2,158.6	2,017.6	2,386.8	2,697.0	3,119.6	3,197.3	15.7	2.5
Other services	176.5	170.4	207.4	217.9	171.6	132.7	(21.2)	(22.7)
Housing	6,754.0	8,006.4	10,040.4	10,993.1	12,974.6	13,347.3	18.0	2.9
Total	23,731.6	25,434.1	29,664.7	33,254.2	37,575.8	38,747.9	13.0	3.1

Public	4,670.5	4,611.1	5,352.2	6,106.3	7,056.5	8,189.0	15.6	16.0
Private	19,061.1	20,823.1	24,312.4	27,147.9	30,519.4	30,558.9	12.4	0.1
Total	23,731.6	25,434.1	29,664.7	33,254.2	37,575.8	38,747.9	13.0	3.1

Machinery and equipment	8,865.1	8,305.8	8,922.8	10,215.4	10,957.2	11,411.7	7.3	4.1
Construction	14,866.5	17,128.4	20,741.9	23,038.8	26,618.6	27,336.2	15.5	2.7
Total	23,731.6	25,434.1	29,664.7	33,254.2	37,575.8	38,747.9	13.0	3.1

Note: Totals may not add due to rounding.

Totals may not add due to some data not being disclosed for confidentiality reasons.

Source: Statistics Canada.

Table A1.7   British Columbia International Goods Exports by Major Market and Selected Commodities, 2006

			European	Other	Total -
Commodity	U.S.	Japan	Union (1)	Markets	All Countries
	($ millions)

Solid wood products	6,707	1,347	312	419	8,785
Lumber (softwood)	4,323	989	232	306	5,849
Cedar shakes and shingles	240	0	7	6	253
Plywood (softwood)	383	11	3	4	400
Other panel products	644	37	1	19	701
Selected value-added wood products	744	88	10	14	855
Logs	243	185	0	59	487
Other	132	37	59	12	239

Pulp and paper products	2,109	333	500	1,842	4,784
Pulp	753	320	454	1,361	2,887
Newsprint	339	4	0	260	603
Paper, paperboard – excluding newsprint	885	6	45	197	1,133
Other	132	2	1	25	160

Agriculture and food other than fish	1,091	115	38	196	1,440
Fruit and nuts	170	17	9	22	218
Vegetables	238	4	1	4	247
Other	683	94	29	169	975

Fish products	544	188	72	174	979
Whole fish; fresh, chilled, frozen – excluding salmon	66	37	21	52	177
Whole salmon; fresh, chilled, frozen	326	36	18	24	404
Salmon; canned, smoked, etc	22	3	29	13	68
Other	130	111	4	85	330

Metallic mineral products	737	1,622	96	1,128	3,583
Copper ores and concentrates	—	910	—	722	1,632
Molybdenum ores and concentrates	132	148	87	43	411
Unwrought aluminum	76	442	1	170	689
Unwrought zinc	385	4	—	153	542
Other	143	118	8	40	309

Fabricated metal products	814	10	13	235	1,072

Energy products	3,618	868	782	1,132	6,400
Natural gas	3,014	—	—	—	3,014
Coal	78	868	782	1,118	2,845
Electricity	324	—	—	—	324
Other	203	0	0	14	218

Machinery and equipment	2,499	107	346	486	3,438
Motor vehicles and parts	345	3	9	34	391
Electrical/electronic/communications	496	15	58	102	671
Scientific/photographic/measuring equipment, etc.	285	8	72	82	448
Other	1,373	81	206	268	1,928

Plastics and articles of plastic	528	4	13	43	587
Chemicals and chemical products	424	87	17	184	712
Apparel and accessories	133	6	13	7	159
Textiles	25	1	2	22	49

All other commodities	1,234	19	64	112	1,428
Total	20,463	4,706	2,267	5,979	33,415

(1)          As of January 1, 2007, Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece,  Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, United Kingdom.

Source:  BC STATS

Table A1.8   British Columbia International Goods Exports by Market Area

				% Change	Percent of Total
	2004	2005	2006	2005-2006	2005	2006
	($ millions)			(per cent)
United Kingdom	341	421	386	(8.3)	1.2	1.2
Germany	428	471	447	(5.0)	1.4	1.3
People’s Republic of China	1,225	1,325	1,486	12.1	3.9	4.4
Hong Kong	252	213	199	(6.5)	0.6	0.6
Taiwan	487	499	521	4.4	1.5	1.6
Japan	3,805	4,164	4,706	13.0	12.2	14.1
South Korea	910	1,168	1,365	16.9	3.4	4.1
India	133	197	346	76.0	0.6	1.0
Australia	224	180	171	(4.8)	0.5	0.5
Mexico	198	237	185	(21.9)	0.7	0.6
United States	20,121	22,034	20,463	(7.1)	64.6	61.2
Other	2,867	3,193	3,140	(1.7)	9.4	9.4
Total	30,992	34,101	33,415	(2.0)	100.0	100.0

Market Areas:
Western Europe (1)	2,205	2,453	2,271	(7.4)	7.2	6.8
Pacific Rim (2)	7,471	8,078	9,034	11.8	23.7	27.0

(1)          Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

(2)          Australia, Brunei Darussalam, China, Fiji, Hong Kong, Indonesia, Japan, Laos, Macau, Malaysia, Mongolia, New Zealand, North Korea, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam.

Source:  BC STATS

Table A1.9   Historical Commodity Prices (in US Dollars)

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Metals
Copper (London; $/lb)	1.04	1.03	0.75	0.71	0.82	0.72	0.71	0.81	1.30	1.67	3.07
Lead (London; $/lb)	0.35	0.28	0.24	0.23	0.21	0.22	0.21	0.23	0.40	0.44	0.59
Zinc (London; $/lb)	0.51	0.65	0.51	0.53	0.56	0.44	0.35	0.39	0.48	0.63	1.49
Gold (London; $/troy oz)	388	331	294	279	280	271	310	363	409	445	604
Silver (London; $/troy oz)	5.18	4.89	5.53	5.25	5.00	4.39	4.60	4.88	6.66	7.32	11.55
Molybdenum ($/lb)	3.61	4.18	3.31	2.65	2.51	2.31	3.59	5.21	15.92	31.05	24.46
Aluminum (London; $/lb)	0.68	0.73	0.62	0.62	0.69	0.65	0.61	0.65	0.78	0.86	1.17
Forest Products
Lumber (Madison’s Lumber Reporter; WSPF, $/1000 bd ft)	351	353	287	342	256	247	235	270	394	355	296
Pulp (Northern Europe; $/tonne; transaction price)	590	566	515	523	681	543	463	523	616	611	674
Newsprint (Pulp and Paper Week; $/tonne)	652	560	595	513	564	588	468	501	549	608	667
Hemlock baby squares (Madison’s Lumber Reporter; 3 9/16”)	796	821	556	585	566	583	593	535	614	540	584
Other
Oil (West Texas Intermediate; $/barrel)	22	21	14	19	30	26	26	31	41	56	66
Natural Gas (Sumas; $/Mmbtu)	1.35	1.70	1.61	2.15	4.17	4.58	2.68	4.66	5.27	7.15	6.28

Sources: Ministry of Finance, Ministry of Energy, Mines and Petroleum Resources, US Federal Reserve Bank

Table A1.10   British Columbia Forest Sector Economic Activity Indicators

						Change (1)
Indicator	2002	2003	2004	2005	2006	2005-2006
	(million cubic meters)					(per cent)
Wood production
Timber billed	73.4	61.9	92.4	83.1	81.5	(1.9)
Lumber	35.5	36.0	39.9	41.0	41.1	0.1
Plywood	1.7	1.7	1.9	1.9	1.8	(3.1)

	(million cubic meters)
Timber scaled by species
Lodgepole pine	26.2	29.5	30.2	37.6	36.7	(2.3)
Spruce	13.0	13.2	11.7	11.9	11.8	(1.2)
Hemlock	8.7	7.0	9.2	7.6	7.4	(2.8)
Douglas fir	10.7	10.1	12.8	10.9	9.9	(9.4)
Balsam	6.5	5.7	6.1	5.1	4.9	(4.4)
Cedar	6.4	5.4	7.3	6.0	5.4	(9.2)
All others	3.8	4.0	4.3	4.2	4.4	3.7
Total (2)	75.2	74.9	81.6	83.4	80.5	(3.4)

	(million tonnes)
Pulp and paper shipments	7.4	7.6	7.7	7.9	7.8	(1.7)
Market pulp	4.5	4.8	4.7	4.9	4.7	(4.0)
Newsprint, paper and paperboard	2.9	2.9	3.0	3.0	3.0	2.2

	(1997=100)
Industrial product price indices
Softwood lumber – British Columbia	81.7	72.6	85.2	74.7	70.6	(5.5)
Douglas fir plywood	104.2	110.8	126.5	94.6	89.9	(5.0)
Bleached sulphate pulp	96.1	97.2	104.1	97.0	97.9	1.0
Newsprint for export	96.2	89.3	91.4	94.2	94.6	0.4

(1)          Percentage change based on unrounded numbers.

(2)          Total may not add due to rounding.

Sources:	Timber scaled (less waste and reject) – Ministry of Forests and Range
Lumber and plywood production – Statistics Canada
Pulp and paper production – Canadian Pulp and Paper Association
Industrial product price indices – Statistics Canada

Table A1.11   Historical Value of Mineral, Petroleum and Natural Gas Shipments

		Industrial	Construction			Natural Gas	Other oil
Year	Metals	Minerals (1)	Aggregates (2)	Coal	Crude Oil (3)	to Pipeline	and Gas (4)	Total
	($ millions)
1991	1,511	290	159	990	260	562	36	3,808
1992	1,502	212	157	706	260	592	38	3,467
1993	1,198	229	166	822	233	814	42	3,504
1994	1,354	237	180	861	235	991	44	3,902
1995	2,016	249	204	968	272	710	58	4,477
1996	1,537	251	189	1,027	441	817	75	4,337
1997	1,495	249	195	1,107	403	1,087	98	4,634
1998	1,484	245	208	956	373	1,154	47	4,467
1999	1,183	246	219	797	461	1,577	53	4,536
2000	1,571	284	224	812	843	3,826	114	7,674
2001	1,394	296	217	959	729	4,834	103	8,532
2002	1,288	310	231	1,035	714	3,458	79	7,115
2003	1,353	336	226	998	718	5,396	116	9,143
2004	1,956	355	239	1,125	824	5,827	133	10,459
2005	2,442	364	278	1,840	973	7,821	173	13,891
2006 (e)	3,298	387	285	1,650	1,013	5,858	179	12,670

(e)	Estimate.

(1)	Shipments of gypsum and silica to Canadian cement, lime and clay plants are not included in this table.

(2)	Sand and gravel; stone.

(3)	Includes Pentanes and Condensate.

(4)	Liquified Petroleum Gases and Sulphur.

Sources:  Natural Resources Canada and Ministry of Energy, Mines and Petroluem Resources

Table A1.12   Petroleum and Natural Gas Activity Indicators

								Change
Indicator	Unit of Measure		2002	2003	2004	2005	2006	2005-2006
								(per cent)
Natural gas production (wellhead) (1)	(billion cubic m	)	32.4	30.8	32.0	32.8	32.8	—
Crude oil and condensate	(million cubic m	)	3.3	2.8	2.7	2.5	2.4	(4.0)
Wells authorized	(number	)	876.0	1,399.0	1,698.0	1,790.0	1,730.0	(3.4)
Wells drilled	(number	)	643.0	1,041.0	1,270.0	1,426.0	1,416.0	(0.7)
Seismic crew-weeks	(number	)	160.0	164.0	194.0	430.0	334.0	(22.3)
Provincial reserves
Marketable gas (remaining reserves)	(billion cubic m	)	255.0	260.0	317.0	363.0	n/a
Oil (remaining reserves)	(million cubic m	)	22.6	22.4	22.0	20.9	n/a
Provincial government petroleum and natural gas revenue (2)	($ millions	)	1,241.7	2,114.4	1,794.5	2,560.5	2,661.3	3.9

(1)          Not including gas retrieved from storage. During 2006, 0.81 billion cubic metres were produced from storage wells.

(2)          Includes Crown royalties, Crown reserve disposition bonuses, fees and rentals.

Source:  Ministry of Energy, Mines and Petroleum Resources

Table A1.13   Supply and Consumption of Electrical Energy in British Columbia

	Supply					Consumption
	Net Generation
				Receipts		Delivered
			Total	From Other	Total	To Other	Total
			Provincial	Provinces	Provincial	Provinces	Provincial
Year	Hydro	Thermal	Generation	and Imports	Supply	and Exports	Consumption
	(gigawatt-hours)(1)
1986	48,923	1,836	50,759	3,345	54,104	4,709	49,395
1987	61,057	2,010	63,066	1,203	64,269	13,336	50,934
1988	58,573	2,370	60,943	2,351	63,293	9,215	54,078
1989	51,082	6,573	57,655	4,500	62,155	6,583	55,572
1990	57,245	3,417	60,662	3,233	63,895	6,689	57,206
1991	60,149	2,832	62,981	2,272	65,253	7,725	57,528
1992	60,555	3,503	64,058	2,685	66,743	9,473	57,270
1993	53,057	5,716	58,774	5,691	64,465	5,605	58,860
1994	53,979	7,036	61,015	7,836	68,851	9,541	59,311
1995	49,814	8,192	58,006	6,385	64,391	3,972	60,419
1996	67,329	4,436	71,765	3,289	75,053	10,390	64,664
1997	61,772	5,189	66,961	4,316	71,278	12,114	59,163
1998	60,849	6,861	67,710	5,056	72,766	10,619	62,147
1999	61,588	6,457	68,045	6,807	74,852	12,529	62,323
2000	59,754	8,487	68,241	6,039	74,280	10,698	63,582
2001	48,338	8,994	57,332	10,154	67,486	6,408	61,079
2002	58,627	6,318	64,945	5,769	70,714	8,078	62,636
2003	56,689	6,362	63,051	7,084	70,135	9,599	60,535
2004	53,281	7,214	60,496	8,261	68,757	6,791	61,966
2005	60,605	7,207	67,811	7,226	75,037	9,247	65,790
2006	54,776	7,245	62,021	12,695	74,716	6,095	68,622

(1)          Gigawatt-hour = one million kilowatt-hours

Source: Statistics Canada

Table A1.14   British Columbia High-Technology Sector Activity

									Change
Indicator	1998	1999	2000	2001	2002(r)	2003(r)	2004(r)	2005(p)	2004-2005
									(per cent)
Number of Establishments
Manufacturing	838	871	859	826	809	783	789	815	3.3
Services	6,028	6,552	7,241	7,526	7,443	7,524	7,580	7,933	4.7
Total	6,866	7,423	8,100	8,352	8,252	8,307	8,369	8,748	4.5

Employment (persons)
Manufacturing	11,230	13,620	15,050	15,200	14,080	12,940	12,430	13,600	9.4
Services	44,940	48,130	52,100	56,470	52,630	54,160	56,050	56,890	1.5
Total	56,170	61,750	67,140	71,670	66,700	67,090	68,480	70,490	2.9

Wages and Salaries ($ millions)
Manufacturing	448	506	555	633	712	697	641	712	11.2
Services	2,244	2,341	2,665	2,886	2,652	2,798	2,917	3,016	3.4
Total	2,691	2,847	3,221	3,519	3,364	3,495	3,558	3,728	4.8

Real GDP ($ 1997 millions)	5,496	5,980	7,261	7,241	7,476	8,079	8,470	8,671	2.4
Nominal GDP ($ millions)	5,428	5,534	6,244	6,277	6,700	7,289	7,583	7,835	3.3

Revenues ($ millions)	9,777	10,812	11,770	11,460	12,144	13,107	13,913	14,219	2.2

Exports ($ millions)	769	840	923	748	685	635	686	704	2.6

(r)	revised

(p)	preliminary

Note: Totals and percent changes are calculated using unrounded data.

Source: BC STATS

Chapter Two

Financial Review(1)

(1)  Reflects Information available as of July 4, 2007.

Chapter 2 – Financial Review

2006/07 Overview

The provincial government ended the 2006/07 fiscal year with a record surplus of $4.1 billion, $3.5 billion higher than the budgeted surplus of $600 million. The surplus reflected strong domestic economic performance, higher than anticipated federal transfers, and sound financial management on the spending side. The record surplus, after capital outlays, also enabled a $1.0 billion reduction in debt.

Table 2.1   Operating Statement

	Budget	Actual	Actual	Annual
($ millions)	2006/07	2006/07	2005/06 (1)	Change (2)
				(per cent)
Taxpayer-supported programs and agencies:
Revenue	33,393	35,819	33,753	6.1
Expense before negotiating framework incentive	(33,914)	(34,184)	(32,173)	6.3
Negotiating framework incentive	—	(264)	(710)	(62.8)
Taxpayer-supported balance	(521)	1,371	870	57.6
Commercial Crown corporation income	1,971	2,685	2,220	20.9
Surplus before forecast allowance	1,450	4,056	3,090	31.3
Forecast allowance	(850)	—	—	—
Surplus	600	4,056	3,090	31.3

(1)          Comparative figures have been restated to reflect government accounting policies in effect at March 31, 2007.

(2)          Percentage change between 2006/07 actual and 2005/06 actual.

This is the fourth year in a row that the provincial government’s actual results have significantly improved on its budget targets, reflecting British Columbia’s solid economic performance, resulting, in part, from reductions to the regulatory burden and introduction of competitive tax rates.

The 2006/07 fiscal year is the third consecutive year that the Auditor General has provided an unqualified opinion on the financial statements, and commended British Columbia for being a leader in complying with generally accepted accounting principles (GAAP) and the inclusiveness of its budget and financial reports. Further information on compliance with GAAP can be found in the Appendix to this chapter.

The $4.1 billion surplus included:

•                  taxpayer-supported program and agency revenue of $35.8 billion, $2.4 billion higher than budget and a 6.1 per cent improvement over the previous year;

•                  taxpayer-supported program and agency expense of $34.2 billion (excluding contract settlement incentive payments), $270 million higher than budget and a 6.3 per cent increase compared to the previous year;

•                  contract settlement incentive payments of $264 million that were an important part of the province’s negotiating framework; and

•                  commercial Crown corporation net income of $2.7 billion, $714 million higher than budget and a 21 per cent increase over the previous year. Chapter 3 provides more information on commercial Crown corporation operating results.

As is shown in Chart 2.1, the 2006/07 surplus was $3.5 billion higher than budget due to a number of factors.

Chart 2.1   2006/07 Surplus – Major Changes From Budget 2006

Taxation revenue was up $1.8 billion mainly due to the province’s robust economic growth. Major increases resulted from income taxes, partially due to higher assessments for 2005, social services tax and from the property transfer tax, reflecting a strong housing market. Revenue included the effects of tax reductions introduced in Budget 2006. The value of tax reductions in 2006/07 was $253 million.

Natural resource revenue was $870 million below budget, reflecting lower natural gas and electricity prices, partially offset by the impacts of higher metal prices on revenue from mining sector profits and the Softwood Lumber Agreement on forest revenue. Natural gas royalties were down $1.1 billion, the largest change in this revenue category.

Federal transfers to the province were $657 million higher than projected in the Budget 2006, mainly due to one-time trust funds and higher transfers in support of ministry programs, including the Millennium Scholarship Fund Canada Study grants and mitigation of the mountain pine beetle infestation.

The $714 million increase in commercial Crown corporation net income was primarily due to higher earnings for BC Hydro, resulting from lower energy costs and the inclusion of regulatory transfers in income; and higher premium revenue and investment earnings from ICBC.

Overall, program expense was $270 million higher than budget, reflecting increases in healthcare spending and forest fire costs. One-time federal transfers for housing, mountain pine beetle remediation, post-secondary scholarships and other programs also resulted in higher ministry spending. These increases were partially offset by lower debt servicing costs, unused Contingencies funding and ministry savings in other areas (see Table 2.2).

The government has continued to successfully re-negotiate its remaining collective agreements, resulting in incentive payments of $264 million during 2006/07. Incentive payments to date total $974 million compared to the initial funding of $1.0 billion. Half a dozen agreements that will expire over the next two fiscal years remain to be settled.

The 2006/07 budget also included an $850 million forecast allowance that was not required since the budget target was exceeded.

Chart 2.1 and Table 2.2 summarize the major changes from the 2006/07 budget.

Table 2.2   Operating Statement – Changes from Budget 2006

($ millions)	Changes	Actual
Budget 2006 Surplus (February 21, 2006)		600
Revenue increases (decreases):
Personal income tax higher 2005 tax assessments and improved economic growth
– Prior-year adjustment – stronger 2005 tax assessments	452
– Base – higher 2005 base and improved 2006 economic growth	606
Corporate income tax – higher 2005 and prior year tax results
– Prior-year adjustment – higher 2005 tax assessments and prior year tax results	232
– Base – mainly lower federal government instalments	(31)
Social service tax – higher 2005/06 results and stronger 2006 economic growth	340
Property transfer tax – strong residential and commercial market sales	164
Natural gas royalties – lower natural gas prices	(1,070)
Columbia River Treaty – lower electricity prices	(112)
Other energy, metal and mineral sources – mainly higher metal prices	127
Forest revenue – higher border and logging taxes	193
Medical Services Plan premiums – higher 2005/06 results and lower premium assistance take-up	110
Other fee revenue – mainly stronger motor vehicle commercial permits and higher health fees	59
Investment earnings – mainly higher investment balances	213
Other miscellaneous revenues – higher program recoveries and SUCH sector collections	411
Federal transfers:
Health and social transfers – higher prior-year and net tax point entitlement	70
One-time trusts	408
Other transfers – increased ministry recoveries for Canada Study Grants and the Millennium Scholarship Fund and direct post-secondary grant funding	179
All other taxpayer supported changes	75
Commercial Crown corporation net income:
BC Hydro – primarily impact of lower energy costs and regulatory transfers	389
ICBC – primarily higher premium revenue and investment income	250
Other Crown corporation changes – mainly higher LDB and BCLC income, partially offset by a change in the timing of BCRC asset dispositions	75
Total revenue changes		3,140
Less: expense increases (decreases):
Negotiating Framework incentive payments (for contracts ratified after March 31, 2006) (1)	264
Forest fire related costs	104
Fewer Crown land grants	(38)
Reprofiled Olympic venue funding	(43)
Lower Pharmacare costs and other health spending	(44)
Management of Public Funds and Debt interest savings	(74)
Unused Contingencies funding	(86)
Other ministry savings	(94)
CRF expense changes	(11)
Increased ministry expenses recoverable mainly from the federal government	432
Health authorities – higher staffing levels and additional operating costs	106
Other service delivery agencies net spending changes	7
Total expense changes		534
Subtotal		2,606
Forecast allowance decrease		850
Net change		3,456
2006/07 surplus – 2006/07 Public Accounts		4,056

(1)          Budget 2006 assumed the entire $1.0 billion for incentive payments in the negotiating framework was available in 2005/06. All negotiations for contracts expiring before March 31, 2006 were successfully concluded, and incentive payments totaling $710 million were made in 2005/06. The remaining $290 million carried over into 2006/07 and was funded through a Supplementary Estimate, of which $264 million was spent.

The 2006/07 surplus was a $1.0 billion improvement over the $3.1 billion surplus recorded in 2005/06 (see Table 2.1), primarily due to higher revenue from taxation, increased federal transfers and improvements in commercial Crown corporation net income, partially offset by declines in natural resource revenue. Overall, revenue increased by $2.5 billion over the previous year. This improvement was accompanied by a $1.4 billion increase in health and education spending, including spending by taxpayer-supported Crown agencies and the SUCH sector, and other program spending increases totaling $609 million. Contract settlement incentive payments totaled $264 million – $446 million lower than incentive payments of $710 million in 2005/06.

The 2006/07 surplus was $1.2 billion higher than the third quarter forecast released with the 2007/08 budget on February 20, 2007. Further details on changes from the third quarter forecast are provided in Appendix Table A2.3.

Revenue

In 2006/07, revenue totaled $38.5 billion, $3.1 billion higher than budget and 7.0 per cent higher than 2005/06. The increase reflected stronger economic growth and increased federal government transfers. Higher revenues from taxation, investment earnings, fees, other miscellaneous sources, commercial Crown corporations and federal government contributions were partially offset by lower natural resources revenues mainly from natural gas royalties and electricity sales under the Columbia River Treaty. Revenue from taxation sources was $1.8 billion above budget mainly due to higher revenues from personal and corporate income, social service and property transfer taxes.

Chart 2.2   Revenue Changes from Budget 2006

Major changes from budget include:

•                  Personal income tax revenue was up $1,058 million as higher than expected 2005 personal income and tax return filings, especially from upper income individuals, resulted in a $452 million prior-year adjustment. This improved base, combined with stronger 2006 economic growth and an assumed continuation of robust earnings of higher-income cohorts in 2006, led to an additional $606 million improvement.

•                  Stronger 2005 BC corporate profits growth resulted in a $232 million gain from higher 2005 tax assessments, partially offset by $31 million lower

Table 2.3   Revenue by Source

	Budget	Actual	Actual	Annual
($ millions)	2006/07	2006/07	2005/06 (1)	Change (2)
				(per cent)
Taxation
Personal income	5,847	6,905	5,838	18.3
Corporate income	1,337	1,538	1,426	7.9
Social service	4,374	4,714	4,367	7.9
Fuel	923	901	911	(1.1)
Tobacco	690	726	701	3.6
Property	1,726	1,732	1,717	0.9
Property transfer	750	914	843	8.4
Other	571	588	626	(6.1)
	16,218	18,018	16,429	9.7
Natural resources
Natural gas royalties	2,277	1,207	1,921	(37.2)
Columbia River Treaty	335	223	319	(30.1)
Other energy, metals and minerals	808	935	797	17.3
Forests	1,083	1,276	1,214	5.1
Water and other resources	349	341	316	7.9
	4,852	3,982	4,567	(12.8)
Other revenue
Medical Services Plan premiums	1,414	1,524	1,482	2.8
Post-secondary education fees	923	928	892	4.0
Other health-care related fees	191	216	204	5.9
Motor vehicle licences and permits	409	424	403	5.2
Other fees and licences	685	699	685	2.0
Investment earnings	819	1,032	949	8.7
Sales of goods and services	647	693	719	(3.6)
Miscellaneous	1,506	1,917	1,598	20.0
	6,594	7,433	6,932	7.2
Contributions from the federal government
Health and social transfers	4,403	4,473	4,220	6.0
Equalization	459	459	590	(22.2)
Other federal contributions	867	1,454	1,015	43.3
	5,729	6,386	5,825	9.6
Taxpayer-supported programs and agencies	33,393	35,819	33,753	6.1
Commercial Crown corporation net income
BC Hydro (3)	18	407	266	53.0
Liquor Distribution Branch	798	840	800	5.0
BC Lotteries (net of payments to the federal government)	932	1,011	914	10.6
BCRC (4)	84	29	32	(9.4)
ICBC (5)	131	381	191	99.5
Other	8	17	17	—
	1,971	2,685	2,220	20.9
Total revenue	35,364	38,504	35,973	7.0

(1)         Prior year comparative figures have been restated to reflect government’s accounting policies as of March 31, 2007.

(2)         Percentage change between 2006/07 actual and 2005/06 actual.

(3)         Includes a change in accounting policy to reflect the BC Utilities Commission direction on the accounting treatment for asset retirement obligations.

(4)         Figures represents BCRC’s earnings during government’s fiscal year. On BCRC’s fiscal year basis (December), the results are – 2006 (budget): $84 million; 2006 (actual): $67 million.

(5)         Figures reflect ICBC’s earnings during government’s fiscal year. On ICBC’s fiscal year basis (December), the results are – 2006 (budget): $131 million; 2006 (actual): $350 million.

Table 2.4   Expense by Ministry, Program and Agency

		Contin-	Restated
	Budget	gencies	Budget	Actual	Actual	Annual
($ millions)	2006/07	Allocation (1)	2006/07	2006/07	2005/06 (2)	Change (3)
						(per cent)
Advanced Education	1,982	47	2,029	2,027	1,957	3.6
Education	5,196	121	5,317	5,312	5,071	4.8
Health	11,910	258	12,168	12,124	11,417	6.2
Subtotal	19,088	426	19,514	19,463	18,445	5.5
Office of the Premier	12	1	13	12	10	20.0
Aboriginal Relations and Reconciliation	33	10	43	43	45	(4.4)
Agriculture and Lands	226	39	265	238	201	18.4
Attorney General	476	15	491	485	466	4.1
Children and Family Development	1,836	18	1,854	1,852	1,636	13.2
Community Services	267	5	272	267	264	1.1
Economic Development	310	—	310	282	437	(35.5)
Employment and Income Assistance	1,369	3	1,372	1,358	1,327	2.3
Energy, Mines and Petroleum Resources	77	1	78	75	91	(17.6)
Environment	194	2	196	193	184	4.9
Finance	84	2	86	75	69	8.7
Forests and Range	933	13	946	1,000	825	21.2
Labour and Citizen’s Services	206	5	211	210	191	9.9
Public Safety and Solicitor General	548	50	598	594	578	2.8
Small Business and Revenue	45	2	47	45	44	2.3
Tourism, Sport and the Arts	209	5	214	214	185	15.7
Transportation	839	4	843	842	839	0.4
Total ministries and Office of the Premier	26,752	601	27,353	27,248	25,837	5.5
Legislation	51	—	51	49	46	6.5
Officers of the Legislature	27	—	27	24	42	(42.9)
BC Family Bonus	23	—	23	23	37	(37.8)
Management of public funds and debt	618	—	618	544	593	(8.3)
Contingencies – new programs	320	(181)	139	53	30	76.7
Contingencies – Negotiating Framework	420	(420)	—	—	—	—
Other appropriations	9	—	9	4	(3)	—
Total CRF before unusual expenses	28,220	—	28,220	27,945	26,582	5.1
First Nations New Relationships Fund	—	—	—	—	100	—
Negotiating Framework incentive payments	—	—	—	264	710	(62.8)
Total consolidated revenue fund expense	28,220	—	28,220	28,209	27,392	3.0
Expenses recovered from external entities	1,685	—	1,685	2,117	1,849	14.5
Grants to service delivery agencies and other internal transfers:
School districts	(4,490)	(105)	(4,595)	(4,675)	(4,341)	7.7
Universities	(1,069)	(28)	(1,097)	(1,081)	(1,058)	2.2
Colleges, university colleges and institutes	(755)	(18)	(773)	(836)	(816)	2.5
Health authorities and hospital societies	(7,937)	(143)	(8,080)	(8,267)	(7,779)	6.3
Children and family development agencies	(606)	(8)	(614)	(629)	(443)	42.0
Other service delivery agencies	(674)	(9)	(683)	(814)	(1,053)	(22.7)
	(15,531)	(311)	(15,842)	(16,302)	(15,490)	5.2
Service delivery agency expense:
School districts	4,864	105	4,969	5,041	4,612	9.3
Universities	2,532	28	2,560	2,593	2,429	6.8
Colleges, university colleges and institutes	1,281	18	1,299	1,310	1,249	4.9
Health authorities and hospital societies	8,456	143	8,599	8,892	8,243	7.9
Children and family development agencies	605	8	613	631	439	43.7
Other service delivery agencies	1,802	9	1,811	1,957	2,160	(9.4)
	19,540	311	19,851	20,424	19,132	6.8
Net spending of service delivery agencies	4,009	—	4,009	4,122	3,642	13.2
Total taxpayer-supported expense	33,914	—	33,914	34,448	32,883	4.8

(1)         Includes allocations of the negotiating framework budget for ongoing wage settlement costs and one-time funding for cost pressures.

(2)         Prior year comparative figures have been restated to reflect government’s organization and accounting policies as of March 31, 2007.

(3)         Percentage change between 2006/07 actual and 2005/06 actual.

Table 2.5   Major Factors Underlying Revenue

Calendar Year	Budget 2006		Actual
Per cent growth unless otherwise indicated	2005	2006	2005	2006

Real GDP	3.6	3.3	3.7	3.6
Nominal GDP	6.3	5.7	7.2	6.4
Personal income	5.3	5.2	5.7	7.2
Labour income	5.8	5.1	6.5	8.2
Coporate profits	7.4	7.8	17.6	8.3
Employment	3.3	2.0	3.3	3.1
Consumer durable purchases	4.7	5.7	4.4	7.4
Machinery and equipment purchases	7.8	9.9	13.4	9.9
Population	1.3	1.1	1.3	1.2
Housing starts	5.3	-7.7	5.3	5.1

SPF 2x4 price ($US/thousand board feet)	$355	$338	$355	$296
Pulp ($US/tonne)	$612	$600	$611	$674
Exchange Rate (US cents/Cdn $)	82.5	86.2	82.6	88.2

	Budget 2006/07	Actual 2006/07
2006/07 Fiscal Year

Natural gas price ($Cdn/GJ at plant inlet)	$8.55	$5.35
Natural gas production (annual per cent change)	2.1	-1.4
Electricity price ($US/mega-watt hour)	$70.85	$50.24
Metallurgical coal price ($US/tonne, fob west coast)	$110.00	$108.00
Copper price ($US/lb)	$1.45	3.17

Crown harvest volumes (million cubic metres)
Interior	52.0	53.8
Coast	16.0	14.6
Total	68.0	68.4

instalment payments reflecting a reduced federal government outlook of 2006 national corporate profits. The 2006/07 corporate income tax revenue also included $24 million from duty deposit refunds representing BC’s instalment share of the federal government’s assumed $2.3 billion of additional national taxable income in 2006.

•                  Revenue from social service tax was up $340 million compared to the budget estimate and 7.9 per cent higher than 2005/06 as higher 2005/06 results ($159 million) and stronger growth in personal income and corporate profits led to increased consumer and business purchases during the year.

•                  Property transfer tax revenue was $164 million above budget and up 8.4 per cent annually reflecting continued strong residential and commercial sales throughout the year reflecting higher incomes, relatively low mortgage rates and increased migration. The budget forecast assumed a moderation in market activity and although the number of residential transactions declined 9 per cent, the average house price rose 18 per cent in 2006 (BC STATS).

•                  Natural gas royalties were $1,070 million below budget and declined 37 per cent from 2005/06 as moderate winter temperatures resulted in high natural gas storage inventories and reduced prices. In 2006/07, average North American natural gas storage levels were up 11.9 per cent annually and 19.3 per cent higher than the previous five-year average. This high supply led to an average $5.35 plant inlet price in 2006/07 ($ Canadian/gigajoule), down 29.3 per cent from 2005/06 and $3.20 lower than the Budget 2006 forecast.

•                  Revenue from electricity sales under the Columbia River Treaty (downstream benefits) and other energy, metals and minerals was $15 million above budget in 2006/07 due to the positive impacts on revenue from improved mining sector profits reflecting higher metal prices (notably copper), partially offset by reduced downstream benefits resulting from lower electricity prices and a stronger Canadian dollar.

•                  Forests revenue was $193 million above budget mainly due to impacts associated with the Softwood Lumber Agreement (SLA) signed in October 2006 as the Budget 2006 status-quo forecast assumed no resolution to the softwood lumber dispute. SLA provisions included the imposition of a federally regulated border tax on lumber exports to the US, depending on lumber prices; and the partial refund of duty deposits paid by lumber exporters since May 2002. In 2006/07, higher than budgeted forests revenue included $156 million in border tax collections administered by the federal government and $58 million increased logging tax revenue, reflecting a one-time improvement in forest sector company incomes due to the receipt of duty deposit refunds. These increases were partially offset by lower stumpage revenue due to lower lumber prices and a higher Canadian dollar.

•                  Medical Service Plan premium revenue was up $110 million reflecting higher 2005/06 results; reduced premium assistance take-up, consistent with strong full-time employment and robust economic growth; and a change in the treatment of collection costs. These costs were previously recorded as commissions and deducted from revenue, whereas the current treatment is to record revenue gross of these costs which are now expensed. Revenue would have been $36 million lower under the previous treatment.

•                  Revenue from other fees was $59 million higher than budget primarily resulting from a $44 million increase from SUCH sector collections, mainly from health authorities, and strong commercial activity during the year leading to $15 million higher revenue from motor vehicle licenses and permits.

•                  Investment earnings were up $213 million primarily due to the effect of higher cash balances. The impacts of higher fiscal agency loans and sinking fund earnings are also included in the increase; however, government’s operating statement bottom line is not affected (under the fiscal agency loan program government borrows on behalf of Crown corporations and the interest payments from these organizations are recorded as both revenue and expense).

•                  Revenue from miscellaneous sources was $411 million above budget:

•             $285 million improvement in SUCH sector collections;

•             $51 million one-time gains due to the effect of the triennial actuarial evaluations of the Risk Management and Long Term Disability funds; and

•             $75 million mainly due to increased ministry program recoveries including services delivered by partners in the regional health sector (Ministry of Health) and in support of the Student Assistance Program (Ministry of Advanced Education).

•                  Health and social transfers from the federal government were up $70 million including $42 million in respect of 2005/06 and prior years reflecting BC’s share of higher national tax points and an improved share of 2006 national population, partly offset by higher BC tax point deductions.

•                  All other federal government contributions were up $587 million:

–      $408 million one-time trusts funding established by the federal government in support of post-secondary infrastructure, affordable housing, off-reserve aboriginal housing and public transit initiatives;

–      $59 million increased expense recoveries by the Ministry of Advanced Education including program costs related to the Millennium Scholarship Fund and Canada Study grants;

–      $24 million increased recoveries by the Ministry of Forests and Range in support of combating the mountain pine beetle infestation;

–      $47 million increased recoveries by all other ministries including support of alternative energy programs (Ministry of Energy, Mines and Petroleum Resources) and for the management of federal properties (Ministry of Labour and Citizen Services); and

–      the remaining $49 million in higher revenue mainly reflects increased direct funding received by the post-secondary institutions.

Commercial Crown Corporations Net Income

In 2006/07, commercial Crown corporation net income of $2.7 billion was $714 million higher than budget and 21 per cent higher than 2005/06.

Major changes from budget include:

•                  BC Hydro – up $389 million mainly reflecting lower domestic energy costs ($277 million) and the inclusion in income of regulatory transfers ($52 million);

•                  ICBC – up $250 million resulting from higher investment earnings ($135 million), higher premium revenue ($104 million) and lower claims/operating costs ($11 million);

•                  BC Lottery Corporation – up $79 million reflecting higher casino revenue ($69 million) and lower amortization expense ($10 million);

•                  Liquor Distribution Branch – up $42 million due to improved sales; and

•                  BC Rail – down $55 million reflecting the timing of real estate gains from property sales.

Further information on commercial Crown corporations is provided in Chapter 3.

Expense

Taxpayer-supported program and agency expense, when shown on a consolidated basis (see Table 2.4), is comprised of:

•                  net government spending from the consolidated revenue fund (CRF), which reflects the appropriations of ministries and legislative offices;

plus

•                  CRF program costs that are recovered directly from outside entities (CRF spending is reported net of these contributions);

plus

•                  the amount that spending by Crown agencies and the SUCH sector exceeds the transfers they receive from the CRF (i.e. net spending). Internal transfers are eliminated to avoid double counting of expense.

For 2006/07, program and agency expense (including contract settlement incentive payments) totaled $34.4 billion, $534 million higher than the Budget 2006 estimate and a 4.8 per cent increase over the previous year. The increase from budget reflects $264 million in incentive payments, $432 million in additional recovered expenses and $113 million in higher net spending by taxpayer-supported Crown agencies and the SUCH sector, partially offset by a $275 million net reduction in spending by ministries and special offices.

Consolidated Revenue Fund expense

The Budget 2006 estimate for CRF spending was $28.2 billion as reflected in the 2006/07 Estimates, which included a $740 million provision in Contingencies – $320 million for New Programs and $420 million for the ongoing costs of contract settlements. Actual CRF expenses totaled $28.2 billion, reflecting $275 million in savings by ministries and special offices, partially offset by $264 million in unbudgeted contract settlement incentive payments.

Expenses in all ministries were at or below budget in 2006/07, with the exception of the Ministry of Forests and Range which incurred $104 million higher than budgeted forest fire costs. The expenses included the ongoing Negotiating Framework costs for contract settlements and one-time cost pressures. The Contingencies budget was reallocated to ministries to cover these costs (see Table 2.6). The Ministry of Forests and Range did not require access to Contingencies for forest fire costs as it has ongoing statutory authority for these expenses.

The main cost pressures and one-time costs funded from Contingencies included:

•                  Education – the impacts of the Ready Report (primarily funding to correct regional disparities in substitute teacher call-out rates);

•                  Public Safety and Solicitor General – higher victim services, corrections and policing costs (including PRIME implementation funding);

Table 2.6   Restated Budget by Ministry, Program and Agency

		Cost	NF
		pressures/	contract	Restated
	Budget	new	settlement	Budget
($ millions)	2006/07	programs	costs	2006/07

Advanced Education	1,982	3	44	2,029
Education	5,196	55	66	5,317
Health	11,910	—	258	12,168
Subtotal	19,088	58	368	19,514
Office of the Premier	12	—	1	13
Aboriginal Relations and Reconciliation	33	10	—	43
Agriculture and Lands	226	37	2	265
Attorney General	476	10	5	491
Children and Family Development	1,836	—	18	1,854
Community Services	267	2	3	272
Economic Development	310	—	—	310
Employment and Income Assistance	1,369	—	3	1,372
Energy, Mines and Petroleum Resources	77	1	—	78
Environment	194	—	2	196
Finance	84	—	2	86
Forests and Range	933	7	6	946
Labour and Citizen’s Services	206	2	3	211
Public Safety and Solicitor General	548	46	4	598
Small Business and Revenue	45	—	2	47
Tourism, Sport and the Arts	209	4	1	214
Transportation	839	1	3	843
Total ministries and Office of the Premier	26,752	178	423	27,353
Legislation	51	—	—	51
Officers of the Legislature	27	—	—	27
BC Family Bonus	23	—	—	23
Management of public funds and debt	618	—	—	618
Contingencies – new programs	320	(178)	(3)	139
Contingencies – Negotiating Framework	420	—	(420)	—
Other appropriations	9	—	—	9
Total consolidated revenue fund expense	28,220	—	—	28,220

•                  Agriculture and Lands – additional costs incurred by the Integrated Land Management Bureau for resource planning;

•                  Aboriginal Relations and Reconciliation – the impacts of First Nations economic benefits agreements and treaty negotiation costs;

•                  Attorney General – higher costs associated with major court trials such as Pickton; and.

•                  Forests and Range – new housing initiatives.

The sources of ministry savings included:

•                  Crown Land Account expenses that were $38 million lower due to fewer Crown land grants;

•                  the impact of re-profiling the 2010 Winter Olympics venue funding ($38 million);

•                  a $44 million reduction in Ministry of Health expenses, primarily due to lower Fair Pharmacare costs;

•                  Management of public funds and debt interest savings of $74 million;

•                  unused Contingencies funding of $86 million; and

•                  other savings in various ministries totaling $99 million.

The provincial government contributed $124 million to the 2010 Winter Olympics in 2006/07, which was primarily directed by the Vancouver Organizing Committee towards venue construction ($94 million) and establishing the First Nations and municipal legacies ($26 million). To date, the provincial government has contributed $272 million of its total commitment of $600 million. Construction of the venues is proceeding on schedule, with five to be completed in 2007 and the remainder in 2008. The Athletic Villages are scheduled to be completed in 2009. Construction of the venues is planned to be completed before 2010 to allow for training by Canadian athletes.

Other Expenses(1)

In Table 2.4, CRF spending is shown net of recoveries from external entities. Recoveries are obtained for items such as interest costs for loans issued under the Fiscal Agency Loan program and medical services provided to non-residents. As well, during the year, the federal government or other entities may decide to partner with a ministry on delivery of a short-term program where the ministry delivers the service and the external entity provides the funding. Under GAAP, the financial statements must disclose separately the revenue and spending related to recoveries.

In 2006/07, CRF spending funded by recoveries from external entities was $432 million higher than budget. The increase reflected the impact of one-time funding provided by the federal government for the following:

•                  post-secondary scholarship funding ($60 million);

•                  housing grants ($56 million);

•                  transfer of federal gas tax to municipalities ($52 million); and,

•                  mountain pine beetle mitigation ($61 million).

As well, ministries had additional recoveries for:

•                  healthcare services related to insurance claims and to non-residents of British Columbia ($19 million);

•                  the distribution of gaming proceeds to charities and local governments ($21 million);

•                  additional sinking fund earnings and commercial Crown corporation fiscal agency loan costs ($89 million); and

•                  other expenses co-funded by external partners, such as transfers to local governments and various energy projects (net $74 million).

Taxpayer-supported service delivery agencies, including the SUCH sector entities, provide a number of services to the public. These agencies are primarily funded by the provincial government, but may also have outside sources of revenue.

The SUCH sector entities are school districts, universities, colleges, health authorities and hospital societies. These organizations are the primary providers of health and education services to British Columbians. Other services provided by service delivery agencies are highway construction

(1)         Revenue and spending of taxpayer-supported Crown corporations and SUCH sector organizations are combined with CRF revenue and expenses in Tables 2.3 and 2.4. Revenues and expenses for individual taxpayer-supported Crown corporations and SUCH sector organizations are provided in Appendix Table A2.11.

(BC Transportation Financing Authority), social housing (BC Housing Management Commission), transit services (BC Transit), and legal services (Legal Services Society).

As the service delivery agencies receive most of their funding from ministry budgets, their impact on total government spending is the amount by which their total spending exceeds any grants and transfers made to these organizations by the ministries and special offices. The spending in excess of grant funding is supported by the organizations’ outside sources of revenue.

At $4,122 million, net spending by service delivery agencies was $113 million higher in 2006/07 than in the Budget 2006 fiscal plan. The increase was primarily due to additional staffing levels and higher operating costs incurred by the health organizations to meet the ongoing demand on the health care system, partially offset by higher level of funding from external sources in 2006/07.

Full-Time Equivalents (FTEs)

Staff utilization for ministries and taxpayer-supported agencies is measured in full-time equivalents. (SUCH sector employees are excluded.) FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. In 2006/07, FTEs were 486 below budget, but up 1,443 over the previous year (see Table 2.7).

Table 2.7   Full-Time Equivalents (FTEs) Utilization

	Budget	Actual	Actual	Annual
	2006/07(1)	2006/07	2005/06(1)	Change (2)
				(per cent)
Ministries and special offices (CRF)	29,250	28,647	27,129	5.6
Service delivery agencies	3,800	3,917	3,992	(1.9)
Total FTEs	33,050	32,564	31,121	4.6

(1)          For comparative purposes, the ministries and special offices 2006/07 FTE budget and 2005/06 comparative actual have been restated to reflect a change in the methodology used to calculate the annual staff utilization of Emergency Health Services personnel that was implemented during 2006/07. The impact is a 690 increase in FTEs to the 2006/07 budget and a 628 increase in FTEs in 2005/06.

(2)          Percentage change between 2006/07 actual and 2005/06 actual.

Ministry and special offices utilization was 603 FTEs lower than budget, as staffing levels in a number of ministries were impacted by delays in recruitment. The ministry and special offices reduction from budget was partially offset by a 117 increase in actual FTE utilization by service delivery agencies, mainly due to additional staffing in Community Living BC (CLBC).

The increase in ministry and special offices FTEs as compared to the previous year (1,518 FTEs) reflects government’s priority to build internal capacity in a number of areas, such as additional support for children at risk and the response to the mountain pine beetle infestation, and is also due to the transfer of BC Buildings Corporation (BCBC) and Land & Water BC (LWBC) employees to the ministries upon windup of those corporations. The 75 decrease in service delivery agency FTEs also reflects the windup of BCBC and LWBC, partially offset by an increase in the utilization by CLBC resulting from its first full year of operation.

Expense by Function

Introduction

As part of its compliance with generally accepted accounting principles, the provincial government reports expense on a function basis in the Public Accounts. Function reporting is based on the categories of government spending as defined by Statistics Canada, and represents the “what” of government spending rather than the “who”. The main functions are health; education; social services; protection of persons and property; transportation; natural resource and economic development; general government; debt servicing; and other.

Expense by Function

	2006/07
		Contingencies	Restated		Actual	Annual
($ millions)	Budget	Allocation(1)	Budget	Actual	2005/06(2)	Change (3)
						(per cent)
Health
Medical Services Plan	2,833	108	2,941	2,969	2,696	10.1
Pharmacare	957	—	957	914	868	5.3
Regional services	8,339	143	8,482	8,500	8,112	4.8
Social assistance healthcare costs	202	—	202	339	294	15.3
Other healthcare expenses	502	9	511	528	460	14.8
	12,833	260	13,093	13,250	12,430	6.6
Education
Elementary and secondary	5,106	105	5,211	5,272	4,829	9.2
Post-secondary	3,912	46	3,958	4,088	3,926	4.1
Other education expenses	144	17	161	159	182	(12.6)
	9,162	168	9,330	9,519	8,937	6.5
Social services
Social assistance	1,776	13	1,789	1,713	1,637	4.6
Childcare services	1,168	3	1,171	1,085	985	10.2
Other social services	96	1	97	94	102	(7.8)
	3,040	17	3,057	2,892	2,724	6.2
Protection of persons and property
Justice systems	387	32	419	434	440	(1.4)
Policing	327	12	339	333	296	12.5
Corrections	247	10	257	258	253	2.0
Regulatory and other	340	24	364	304	392	(22.4)
	1,301	78	1,379	1,329	1,381	(3.8)
Transportation
Highway maintenance	448	1	449	454	451	0.7
Highway capital costs	410	—	410	435	452	(3.8)
Public transit, ferries and other	315	2	317	362	293	23.5
	1,173	3	1,176	1,251	1,196	4.6
Natural resource and economic development
Forests, energy and mining	888	13	901	1,024	801	27.8
Environment and agriculture	395	40	435	423	392	7.9
Trade and industry	200	1	201	216	398	(45.7)
	1,483	54	1,537	1,663	1,591	4.5
Other
Housing	407	—	407	477	356	34.0
Local governments	398	2	400	416	442	(5.9)
Other expenses (including Contingencies)	1,148	(592)	556	385	291	32.3
	1,953	(590)	1,363	1,278	1,089	17.4
General government	665	10	675	768	644	19.3
Debt servicing costs
Direct debt	618	—	618	544	593	(8.3)
Other taxpayer-supported debt (mainly capital)	1,052	—	1,052	967	924	4.7
Commercial Crown fiscal agency loans	430	—	430	455	385	18.2
Debt costs funded by sinking fund earnings	204	—	204	268	279	(3.9)
	2,304	—	2,304	2,234	2,181	2.4
Negotiating Framework incentive payments	—	—	—	264	710
Total expense	33,914	—	33,914	34,448	32,883	4.8

(1)	Includes allocations of the negotiating framework budget for ongoing wage settlement costs and one-time funding for cost pressures.

(2)	Prior year comparative figures have been restated to reflect government’s accounting policies as of March 31, 2007.

(3)	Percentage change between 2006/07 actual and 2005/06 actual.

Each function may encompass spending by a number of ministries and service delivery agencies, including SUCH sector entities. Some ministry spending falls intuitively within a specific function, such as the Ministries of Health, Education, or Transportation. Other ministries provide programs in a number of functions.

For example, the Ministry of Employment and Income Assistance, in addition to providing social services support payments, funds client healthcare costs and education programs. All three of these initiatives are classified separately in function reporting. Similarly, the Ministry of Children and Family Development is responsible for community youth justice programs, which are classified under protection of persons and property and not social services. However, even the major ministries have program costs, such as debt servicing, that are classified outside of their main functions.

Service delivery agencies predominantly deliver service within a specific function. They are assigned to a specific function based on the classification of their program, and all their expenses are reported within that function, with the exception of interest costs, which are classified as debt servicing.

Function reporting facilitates multi-year comparison of government spending, which is difficult on an entity basis due to either government reorganizations that occur as a result of the electoral cycle or program transfers made in mid-term.

2006/07 Expense by Function

Health expense was $157 million higher than budget, mainly due to additional Medical Services Plan payments to doctors, higher Emergency Health Services (i.e. BC Ambulance) costs, and increased healthcare payments by the Ministries of Children and Family Development (CFD) and Employment and Income Assistance (EIA) made on behalf of their clients. Social assistance healthcare includes payments for in-home medical services, dental and eye-care costs, medical equipment, and diet supplements.

Education expense was $189 million higher than budget. The increase in elementary and secondary expense primarily reflects a one time funding adjustment for the Teachers’ Pension Plan. The increase in post-secondary expense reflects additional costs for university and college operations that were funded by own-source revenue, including food services, housing and bookstores.

Social services expense was $165 million below budget. This primarily reflects the redirection of spending by both CFD and EIA based on meeting client support needs in the area of medical costs, which are reported in Health expense. It also reflects the redirection of spending towards youth justice services by CFD (reported in Protection of Persons and Property expense) and employment programs by EIA (reported in Education expense).

Protection of Persons and Property expense was $50 million under budget, mainly reflecting the collective under-spending of a number of regulatory and other agencies, such as the Officers of the Legislature, the Public Guardian and Trustee, Gaming Policy and Enforcement, the Labour Relations Board, the Office of the Superintendent of Motor Vehicles, the Employment Standards Tribunal, and the Financial Institutions Commission. The expense also included the costs incurred for aboriginal relations and treaty negotiation.

Transportation expense was $75 million over budget due to additional highway rehabilitation costs, increased spending on public transit and ferry services, and the transfer of federal gas tax to municipalities.

Natural Resource and Economic Development expense was $126 million over budget, primarily due to forest fire and mountain pine beetle mitigation costs.

Expense by Function – Changes from Budget 2006

($ millions)	Changes	Actual
Budget 2006 Expense (February 21, 2006)		33,914
Less: expense increases (decreases):
Health – higher spending on Medical Services Plan, Emergency Health Services and healthcare for social services clients, partially offset by lower Pharmacare costs	157
Education – primarily reflects federal scholarship funding, a one-time funding adjustment for the Teachers’ Pension Plan and higher spending on self-funded operations	189
Social services – reflects the targeting of social support and childcare spending to meet client needs in the areas of healthcare and social justice	(165)
Protection of persons and property – mainly lower spending by regulatory agencies	(50)
Transportation – mainly increased public transit and highway rehabilitation costs	75
Natural resource and economic development – forest fire and Mountain Pine Beetle costs, partially offset by lower Crown land grants	126
Other – unspent Contingencies and reprofiling of 2010 Winter Olympics venue construction, partially offset by additional spending on housing	(85)
General government – primarily the additional recovery of services provided to external clients	93
Debt servicing – impact of lower debt levels	(70)
Total expense changes		270
Negotiating Framework incentive payments		264
2006/07 Expense – 2006/07 Public Accounts		34,448

Other expense was $85 million under budget, mainly reflecting the unused portion of the Contingencies vote, partially offset by higher spending on housing initiatives.

General Government expense was $93 million higher than budget, primarily due to the additional recovery of costs for services provided to external clients.

Debt Servicing expense was $70 million below budget mainly due to decreases in taxpayer-supported debt costs resulting from declining direct operating debt balances and lower than expected borrowing for capital projects. Debt costs funded by sinking fund earnings are higher than budget due to higher than expected sinking fund balances resulting from unanticipated contributions to sinking funds. These costs are offset by an increase to investment income.

Negotiating Framework Incentive Payments

The function table above reports the Negotiating Framework incentive payments on their own line as an unusual one-time expense.

Separately disclosing the incentive payments facilitates the comparison of year-over-year changes in ongoing operating costs pertaining to initiatives by government for delivering services in the various functions. Other unusual items of this nature, such as one-time restructuring costs and the impact of joint trusteeship, are also accorded similar treatment in the multi-year expense by function table in the Appendix (Table A2.9).

The allocation of the incentive payments among the functions as presented in the Public Accounts is shown below for information purposes. Approximately 80 per cent of the incentive payments made to date related to persons delivering health and education services in the province, which is reflective of the size of the workforce in these areas relative to the rest of government.

Negotiating Framework Incentive Payments by Function

				per
($ millions)	2006/07	2005/06	Total	cent
Health	3	408	411	42.2
Education	255	110	365	37.5
Social Services	—	74	74	7.6
Protection of persons and property	5	35	40	4.1
Transportation	—	7	7	0.7
Natural resource and economic development	1	39	40	4.1
Other	—	5	5	0.5
General government	—	32	32	3.3
Total negotiating framework payments	264	710	974	100.0

Provincial Capital Spending

Capital spending is required to build, acquire or replace assets such as roads, schools, post-secondary facilities, hospitals and related major equipment.

Capital spending does not flow directly to the government’s annual surplus or deficit as it occurs. Instead, as required by generally accepted accounting principles, capital costs are spread out over the useful lives of the related assets through annual amortization expenses. These amortization expenses are charged annually against the surplus. However, the cash requirements for capital projects have an immediate impact on provincial debt. Similarly, the ongoing amortization expenses do not require cash or later borrowing.

Chart 2.3   Capital Spending, 2006/07

Capital spending in 2006/07 totaled $4.3 billion, $477 million below budget. Spending on education and health facilities accounted for 45 per cent of total capital investments, power generation and transmission projects for 20 per cent, and transportation projects for 20 per cent (see Chart 2.3 and Table 2.8).

Taxpayer-supported capital spending includes schools, hospitals, post-secondary facilities, social housing and transportation projects, plus minor capital spending by ministries and other minor taxpayer-supported agencies. In 2006/07, spending of $3.4 billion was $122 million below budget mainly due to:

•                  post-secondary facilities – down $114 million, reflecting slower than expected spending on university projects;

•                  government operating – down $104 million, reflecting lower capital spending by ministries;

•                  capital contingencies – the $165 million capital spending contingencies was not required;

•                  other taxpayer-supported capital spending – down $12 million, mainly reflecting delays in site preparation for the Vancouver Convention Centre expansion project (VCCEP);

Table 2.8   Capital Spending

	Budget	Actual	Actual	Annual
($ millions)	2006/07	2006/07	2005/06	Change
				(per cent)
Taxpayer-supported
Education
Schools (K–12)	252	322	286	12.6
Post-secondary	988	874	790	10.6
Health	666	760	848	(10.4)
BC Transportation Financing Authority	794	821	713	15.1
Vancouver Convention Centre expansion project	164	108	85	27.1
Government operating (ministries)	413	309	268	15.3
Other (1)	46	172	111	55.0
Capital spending contingencies	165	—	—	—
Total taxpayer-supported	3,488	3,366	3,101	8.5

Self-supported commercial
BC Hydro	1,020	807	610	32.3
BC Transmission Corporation	65	50	21	138.1
Columbia River power projects (2)	43	19	30	(36.7)
BC Rail	62	19	15	26.7
Insurance Corporation of British Columbia (3)	41	22	27	(18.5)
BC Lotteries	80	44	83	(47.0)
Liquor Distribution Branch	27	22	19	15.8
Total self-supported commercial	1,338	983	805	22.1
Total capital spending	4,826	4,349	3,906	11.3

(1)	Includes BC Housing Management Commission, Provincial Rental Housing Corporation, BC Transit and other service delivery agencies.

(2)	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

(3)	Includes ICBC Properties Ltd.

partially offset by:

•                  K–12 schools – up $70 million, reflecting increased spending for land, computers, furniture and equipment and vehicles;

•                  health facilities – up $94 million, reflecting increased spending for facilities rehabilitation, and medical and diagnostic equipment purchases; and

•                  social housing – up $113 million, reflecting the transfer of properties from the Canadian Mortgage Housing Corporation under the social housing agreement.

In the spring of 2007, the provincial government initiated a review of the VCCEP project budget due to the impact of price inflation on construction costs. The review included a thorough assessment of the construction management contract models, budget and schedule risks, and governance issues. As a result of the review completed in early July 2007, the VCCEP budget was increased to $883 million. The provincial government portion of this cost is now $541 million, with the remaining funding coming from the federal government ($222 million), Tourism Vancouver ($90 million), and other revenue sources ($30 million).

Self-supported commercial Crown corporation capital spending includes projects undertaken by BC Hydro, BC Rail, ICBC and for Columbia River power projects. Spending for these agencies totaled $983 million, $355 million below budget mainly due to:

•                  a change in BC Hydro’s accounting policy for reporting regulatory accounts (mainly to expense rather than capitalize Power Smart programs);

•                  delays in BC Hydro electricity generation, transmission and distribution projects;

•                  the timing of real estate site preparation costs by BC Rail; and

•                  lower spending on gaming equipment by BC Lotteries.

Table 2.9 shows a summary of capital spending changes since Budget 2006.

Table 2.9   Capital Spending – Changes from Budget 2006

		Final
($ millions)	Change	Results
Capital spending – Budget 2006		4,826
Taxpayer-supported capital spending changes
K–12 schools – land, computer, furniture and equipment, and vehicle purchases financed from cash balances	70
Post-secondary education facilities – slower than expected spending	(114)
Health facilities – additional investments in facility rehabilitation and medical/diagnostic equipment financed from cash balances	94
Vancouver Convention Centre expansion project – slower than expected construction	(56)
Government operating – lower ministry capital spending	(104)
Social housing – mainly transfer of properties from the Canadian Mortgage Housing Corporation under the social housing agreement	113
Capital spending contingencies not required	(165)
Other (1)	40	(122)
Self-supported commercial capital spending changes
BC Hydro
– accounting policy change for reporting regulatory accounts (mainly to expense rather than capitalize Power Smart programs)	(57)
– slower than expected spending on electricity generation, transmission and distribution projects	(156)
BC Rail – timing of real estate property site preparation costs in anticipation of property sales	(43)
BC Lotteries – lower spending for gaming equipment	(36)
Other (2)	(63)	(355)
Total change		(477)
Capital spending – 2006/07 Public Accounts		4,349

(1)	Includes BC Housing Management Commission, Provincial Rental Housing corporation, Rapid Transit Project 2000 and other service delivery agencies.

(2)	Includes BC Transmission, Columbia Power, ICBC, and Liquor Distribution Branch.

Significant capital projects (those with multi-year budgets totaling $50 million or more) are shown in Table 2.10. During 2006/07, $628 million was invested in these larger enterprises that will provide long-term social and economic benefits for the province.

Table 2.10   2006/07 Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from the 2006/07 third Quarterly Report.

		Forecast		Cumulative	Spending April 1 to	Cumulative
	Start	Completion		Spending at Mar. 31, 2006 (2) +		Spending at = Mar. 31, 2007	Total Project
($ millions)	Date	Date			Mar. 31		Budget (3)		Forecast (3)
Advanced Education facilities (4)
SFU – Surrey Central City Campus	Mar. 2004	Mar. 2007		54	16	70	70		70
Health facilities (5)
Vancouver General Hospital redevelopment project	Sept. 2000	Fall 2007	(6)	121	34	155	156		156
Gordon and Leslie Diamond Health Care Centre – previously the Academic Ambulatory Care Centre	Fall 2004	Summer/06		76	19	95	95		95
Abbotsford Regional Hospital and Cancer Centre	Fall 2004	Summer/08		97	85	182	316		316
Surrey Outpatient Facility	Spring/06	Spring/10		—	2	2	151		151
Victoria Royal Jubilee Hospital inpatient facility	Spring/07	Spring/10		—	—	—	150		150
Kelowna General Hospital Ambulatory Care Centre and Emergency Department	Spring/07	Summer/10		—	—	—	61		61
Vernon Jubilee Hospital Diagnostic and Treatment Building	Spring/07	Fall 2010		—	—	—	49		49
Total health facilities				294	140	434	978		978
Transportation
Trans Canada Highway –
– 5 Mile (Yoho) Bridge (4)	May 1999	Fall 2006		40	3	43	44	(7)	44	(7)
– 10 Mile (Park) Bridge (4)	Oct. 2005	Fall 2008		17	37	54	68	(7)	68	(7)
Nisga’a Highway (4)	Aug. 1998	Summer/06		49	3	52	52		52
Pitt River Bridge (4)	Feb. 2006	Fall 2009		4	16	20	108		108	(7)
Sea-to-Sky Highway (4)	April 2003	Winter 2009		179	177	356	600		600	(8)
William R. Bennett Bridge (4)	Mar. 2005	July 2008		32	51	83	144		144
SkyTrain extension	Sept. 1998	June 2006		1,093	6	1,099	1,167		1,099
Total transportation				1,414	293	1,707	2,183		2,115
Power generation
BC Hydro
– Mica Dam – generator stator replacement	Feb. 2004	Mar. 2011		19	18	37	76		76
– Peace Canyon Dam – generator stator replacement and rotor modification	Feb. 2004	Oct. 2009		9	19	28	67		67
– Coquitlam Dam seismic upgrade	Oct. 2003	Jan. 2007		24	18	42	58		58
– Aberfeldie redevelopment	Apr. 2005	Aug. 2008		4	9	13	92		92
– GM Shrum G2–G4 stator replacement	Sept. 2004	Aug. 2010		4	12	16	66		66
– Peace Canyon G1–G4 turbine overhaul	Oct. 2005	Oct. 2009		1	8	9	55		55
BC Transmission Corporation
– System control centre modernization project	Feb. 2005	Oct. 2008		12	45	57	133		133
Brilliant Expansion Power Corporation (9)
– Brilliant Dam power expansion	Oct. 2002	June 2007		181	10	191	205		205
Total power generation				254	139	393	752		752
Other
ICBC Properties Ltd.
– Surrey City Centre Mall Ltd	Sept. 1999	Mar. 2007	(10)	260	10	270	312		278
Vancouver Convention Centre expansion project	2003	2009		82	30	112	541		541	(11)
Total other				342	40	382	853		819

(1)

Only projects that have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Only the provincial share of funding is presented. Total costs for some of these projects could be higher as they are cost-shared with the federal government, municipal authorities or the private sector.

(2)	Total expenditures since commencement of each project.

(3)	Represents sum of annual budgeted expenditures to complete each project.

(4)	Amounts shown exclude interest costs incurred during construction.

(5)

Amounts shown may include cost of construction, equipment, deferred development costs and land, less funding contributed by Regional Hospital Districts, and exclude interest costs incurred during construction.

(6)	Individual components were completed starting in December 2000 and will continue to be completed before the end of the overall project.

(7)	Amount represents the provincial portion of this cost-shared project with the federal government.

(8)

Represents capital construction costs before the addition of enhanced rehabilitation and safety features. The total estimated outlays (including both capital construction and operating activities) for the project over 25 years is $1.983 billion, which assumes 2 per cent inflation per year and maximum performance payments.

(9)	A joint venture of the Columbia Power Corporation and the Columbia Basin Trust.

(10)	The base building was substantially completed in January 2003; however, work to prepare space for new tenants is still required.

(11)

Amount represents the provincial portion of this cost-shared project with the federal government and the tourism industry. The total project forecast (including federal and private sector partners) has been revised to $883 million following a review of the impact of higher than expected construction costs.

Provincial Debt

The government and its Crown corporations borrow to finance construction of capital projects or other investments, to refinance maturing debt, and to finance working capital needs.

Table 2.11   Provincial Debt Summary (1), (2)

	Budget	Actual	Actual	Annual
($ millions)	2006/07	2006/07	2005/06	Change
				(per cent)
Taxpayer-supported debt
Provincial government direct operating	10,982	9,505	11,923	(20.3)
Other taxpayer-supported debt (mainly capital)
Education facilities (2)	7,765	7,633	7,238	5.5
Health facilities (2)	3,041	2,813	2,447	15.0
Highways and public transit	5,457	5,378	4,828	11.4
Other (3)	638	545	749	(27.2)
Total other taxpayer-supported debt	16,901	16,369	15,262	7.3
Total taxpayer-supported debt	27,883	25,874	27,185	(4.8)
Self-supported debt
Commercial Crown corporations and agencies	7,857	7,473	7,200	3.8
Total self-supported debt	7,857	7,473	7,200	3.8
Forecast allowance	850	—	—	—
Total provincial debt	36,590	33,347	34,385	(3.0)

(1)

Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)

Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), as well as debt directly incurred by these entities.

(3)

Includes debt of other taxpayer-supported Crown corporations and agencies and fiscal agency loans to local governments. Also includes student loan guarantees, loan guarantees to agricultural producers, guarantees under economic development and home mortgage assistance programs, and loan guarantee provisions.

Provincial debt decreased $1.0 billion to total $33.3 billion at March 31, 2007, or 18.6 per cent of provincial GDP (see Chart 2.4, Table 2.11 and Appendix Table A2.13). Total debt was $3.2 billion below budget reflecting significantly improved government operating results, reduced working capital requirements and non-utilization of the forecast allowance.

Chart 2.4   Provincial Debt Components

(1)          Amount includes debt to finance deficits, ministry minor capital spending and operating activities. It also includes ferry infrastructure debt and a portion of roads infrastructure debt incurred up to 1994/95.

Provincial debt was more than offset by investments in capital assets, which totaled $33.8 billion at March 31, 2007. Capital assets – such as schools, hospitals, roads, transportation, hydroelectric facilities, and other forms of provincial infrastructure – are crucial for the social and economic development of the province.

Taxpayer-supported Debt

Taxpayer-supported debt decreased by $1.3 billion to total $25.9 billion at year-end (14.4 per cent of GDP). This was $2.0 billion below budget, mainly reflecting:

•                  lower borrowing requirements for government’s consolidated revenue fund due to significantly better-than-expected operating results, lower ministry minor capital spending, and reduced working capital requirements; and

•                  reduced borrowing for post-secondary and health facilities reflecting higher than expected cash balances.

Chart 2.5   Taxpayer-supported Debt to GDP Ratio

Self-supported Debt

Self-supported debt totaled $7.5 billion at March 31, 2007 (4.2 per cent of GDP). Debt at year-end was up $273 million from the previous year, but $384 million below plan mainly reflecting delayed electricity generation, distribution and transmission capital spending by BC Hydro and the BC Transmission Corporation.

Table 2.12 shows a summary of debt changes from Budget 2006.

Table 2.12   Debt – Changes from Budget 2006

		Final
($ millions)	Change	Results
Provincial debt at March 31, 2007 – Budget 2006		36,590
Taxpayer-supported debt changes:
Government operating – higher revenue, mainly from taxation and energy sources, lower working capital requirements and reduced minor capital spending	(1,477)
Post-secondary institutions – mainly higher cash balances to offset borrowing requirements	(129)
Health facilities – mainly higher cash balances to offset borrowing requirements	(228)
Other changes	(175)	(2,009)
Self-supported debt changes:
BC Hydro – higher revenue and lower capital spending	(397)
BC Transmission Corporation – lower capital spending and reduced working capital requirements	(40)
Post-secondary institutions’ subsidiaries – reclassification from taxpayer-supported debt	53	(384)
Debt forecast allowance not needed		(850)
Total change		(3,243)
Provincial debt at March 31, 2007 – 2006/07 Public Accounts		33,347

Surplus–Change in Debt Reconciliation

Although the summary accounts surplus was $4.1 billion, total provincial debt only decreased $1.0 billion. This was due to numerous factors including the increase in capital investments; non-cash items included in the surplus (primarily amortization costs); timing differences between accrued revenue/expenses and actual cash receipts/disbursements; and changes in working capital items such as accounts receivable and accounts payable. Table 2.13 reconciles the summary accounts surplus to the total provincial debt decrease.

Table 2.13   Reconciliation of Summary Surplus to Debt Decrease – 2006/07

	($ millions)
2006/07 surplus		4,056
Accrual to cash adjustment	867
Reduction in cash and temporary investments	502
Reclassification of PSI subsidiary debt as commercial debt	53
Commercial Crown corporation retained earnings	(501)
Taxpayer-supported capital spending	(3,366)
Other advances and investments	(300)	(2,745)
Reduction in taxpayer-supported debt		1,311
Commercial Crown corporation retained earnings	501
Internal financing resources (cash balances, accrual to cash adjustment)	262
Reclassification of PSI subsidiary debt as commercial debt	(53)
Self-supported capital spending	(983)
Increase in self-supported debt		(273)
Reduction in total debt		1,038
Change in guarantees		10
Reduction in debt offset by sinking funds		261
Reduction in financial statement debt		1,309

Statement of Financial Position

The provincial government’s statement of financial position (often referred to as the balance sheet) summarizes the consolidated assets and liabilities of central government, Crown corporations and agencies, and the SUCH sector. In accordance with generally accepted accounting principles, the government’s financial position is presented on a net liabilities basis(2) (see Table 2.14).

Table 2.14   Net Liabilities and Accumulated Surplus (Deficit)

	Budget	Actual	Actual	Annual
($ millions)	2006/07	2006/07	2005/06 (1)	Change (2)
Financial assets	24,285	26,585	25,260	1,325
Less : liabilities	(53,051)	(49,818)	(51,030)	1,212
Net liabilities	(28,766)	(23,233)	(25,770)	2,537
Less : non-financial assets	27,797	27,569	25,603	1,966
Accumulated surplus (deficit)	(969)	4,336	(167)	4,503

(1)    Comparative figures have been restated to reflect government accounting policies in effect at March 31, 2007.

(2)    Change between 2006/07 actual and 2005/06 actual. Change in accumulated surplus includes $447 million in other comprehensive income, which is not included in the statement of operations.

Net liabilities represents the difference between government’s financial assets and its financial liabilities, and is the most comprehensive measure of government indebtedness and the future revenue required to pay for past transactions and events.

By the end of 2006/07, the province’s financial assets increased by $1.3 billion to $26.6 billion, mainly due to a $1.2 billion increase in investments in, and loans to, commercial Crown corporations. This increase includes $447 million in comprehensive income reported by the Insurance Corporation of British Columbia. (See Appendix 2 for a discussion on comprehensive income.)

Chart 2.6   Statement of Financial Position

(2)          Other jurisdictions refer to this as the “net debt” basis. In British Columbia, the term “net liabilities” is used to avoid confusion with provincial borrowing in financial markets, which is referred to as “debt”.

Review of the Province’s Financial Condition

Introduction

There are several indicators of government financial condition that are grouped into three broad categories:

•    Sustainability – the ability to maintain existing programs and meet existing creditor requirements without increasing the debt burden on the economy. The indicators in this group include the net liabilities to gross domestic product (GDP) ratio, change in net liabilities to change in GDP ratio, and net liabilities per capita.

•    Flexibility – the degree to which a government can increase financial resources to respond to rising commitments, by either expanding its revenues or by decreasing its debt burden. The indicators in this group are public debt charges as a per cent of revenue, annual growth in capital assets, the own-source revenue (i.e. excluding federal transfers) to GDP ratio, and the expense to GDP ratio

•    Vulnerability – the degree to which a government becomes dependent on sources of funding, or vulnerable to costs, outside its control or influence. The indicators in this group are federal government transfers as a per cent of revenue and unhedged foreign currency debt as a per cent of overall debt.

Sustainability

Net liabilities to GDP(1) is similar to the familiar debt to GDP ratio. Net liabilities is a more comprehensive indicator of government’s indebtedness as it reflects the fact that government has financial liabilities not included in the debt figures, and also has financial assets available to offset its total liabilities.

A declining net liabilities to GDP ratio indicates an improvement in government’s ability to sustain its current level of operations and capital investment. Chart 1 shows that net liabilities as a per cent of GDP has decreased to 12.9 per cent in 2006/07 from the peak of 20.0 per cent in 2002/03 – a significant improvement of 7.1 percentage points.

Chart 1    Net liabilities to GDP ratio

Change in net liabilities relative to the change in GDP correlates changes in government debt to annual improvements in the economy. Ratios greater than one-to-one indicate that government indebtedness is growing faster than the economy. Ratios less than zero indicate that government indebtedness is actually declining.

In 2001/02, indebtedness was growing 4.3 times the rate of economic growth (see Chart 2); by 2004/05, government begun to reduce its debt. Overall, there has been an almost six-fold improvement in this indicator over the last five years.

Chart 2    Change in Net liabilities to Change in GDP

(1)	The CICA, and other jurisdictions, refer to this measure as net debt to GDP. In BC, the term “net debt” has been applied to borrowing from financial markets.

Net liabilities per capita provides context to the amount of government indebtedness by relating it to the number of people served by the programs for which the government incurred the debt. Constant increases to the indebtedness per capita indicates that government is spending beyond the capacity of its population base to fund program costs through taxation or other forms of user pay revenue.

Beginning in 2004/05, when government turned the deficit corner, net liabilities per capita have significantly decreased to the point where they are now lower than they were in 1998/99.

Overall, towards the end of the 1990s and into the first two years of this century, government indebtedness was high in relation to the size of the economy and growing faster than the economy. The energy price spike, and resultant government revenue, only produced a temporary pause in the growth pattern, and government program spending was becoming unsustainable as is demonstrated by the growth in net liabilities per capita.

In 2002/03, despite the increase in net liabilities to GDP and net liabilities per capita, the growth in government indebtedness began a sustained decline in relation to the growth of the economy. The following year (2003/04), the economy outpaced the growth in government indebtedness, and since then government indebtedness has actually decreased, reaching in 2006/07 its lowest point in eight years.

Chart 3    Net liabilities per capita

Flexibility

Taxpayer-supported debt charges as a per cent of revenue is an indicator of how much of a “bite” debt interest costs take out of provincial government revenue. Having to use a significant portion of revenue to service a debt burden limits government spending on program delivery. As is seen in Chart 4 the proportion of revenue used to pay taxpayer-supported debt servicing costs has declined sharply in the last two years and is less than half what it was nine years ago in 1998/99.

Chart 4    Debt charges as a per cent of revenue

Based on the taxpayer-supported “interest bite” calculations shown in the Key Debt Indicators table (Table 2.16).

The annual growth in capital assets is an indicator of whether the provincial government is maintaining its infrastructure, a large portion of which is necessary for program delivery and sustained economic growth (e.g. education and health care facilities, highways and bridges). Sustained low growth in the face of increasing demand for services builds up a capital deficit, which must be overcome if government is to maintain or improve service levels. Conversely, high growth reflects greater capacity to provide services for British Columbians.

Chart 5 reflects the impact of government initiatives such as the transportation investment plan and increased capacity in healthcare facilities and post secondary institutes.

Chart 5    Annual growth in capital assets

Own-source revenue to GDP is a measure of the impact that the provincial government’s taxation, fees and other revenue generating activities have on the economy, and an indicator of government’s capacity to raise additional revenue to fund its programs and services.

The own-source revenue to GDP ratio has remained stable over the last three years, despite significant tax reductions in Budget 2005 and Budget 2006. This primarily reflects the impact of recent economic strength on taxation revenues, and indicates that the government has room for further tax measures. The provincial government takes a lower percentage out of the economy in the form of revenue generation than it did prior to 2000/01 (see Chart 6), showing a strengthened capacity to react to future events.

Chart 6    Own-source revenue to GDP ratio

Expense to GDP ratio is a measure of the impact of government activity on the economy. If government activity is a major driver of economic growth, its flexibility to manage costs is constrained by potential negative impacts on economic growth. Government expense as a proportion of the economy was relatively high between 1998/99 and 2001/02. This correlates with the sustainability measures for the same period. Since 2001/02, the expense to GDP ratio has declined steadily to where, at 19.0 per cent, it is 3.8 percentage points below its peak of 22.8 per cent in 1998/99 (see Chart 7), despite significant increases in spending on health and education programs.

Chart 7    Expense to GDP ratio

Excluding one-time items (see Appendix Table A2.9).

Overall, the decline in debt charges as a per cent of revenue, the stability of own-source revenue in relation to the economy despite tax reductions, and the decline in the expense to GDP ratio indicate increasing ability on the part of government to respond to changing demands. Growth in capital assets, though, is relatively high, indicating that the government capital spending may be a significant influence on economic growth in the province, partially offsetting the improvements in expense to GDP.

Vulnerability

The provincial government receives transfers from the federal government in support of social programs. In recent years, transfers for health and childcare have increased; however, payments under the federal equalization program have ceased.

Federal transfers as a percentage of total government revenue continued to grow in 2006/07 (see Chart 8), reflecting pressures on the federal government to transfer excess revenues to the provinces to help fund their key programs for health care and education and the provincial government’s success in obtaining its share of those revenues. However, the government is more exposed to the potential impact from federal funding reductions than it has been in the past, as many of the one-time commitments may not be continued.

Chart 8    Federal transfers as a per cent of total revenue

The provincial government’s debt includes debt borrowed in foreign currencies. In order to protect itself from the impact of foreign exchange rate fluctuations on interest costs for this debt, the government uses financial derivative instruments such as currency swaps and forward contracts as a “hedge” around these costs.

Not all foreign currency debt is protected in this manner. Some commercial Crown corporations with significant revenue derived from US sources, such as BC Hydro, have a natural hedge for their $US-denominated debt resulting from their operations. Chart 9 shows that the government’s exposure to foreign exchange rate fluctuations dropped significantly in 2002/03 and in 2005/06, and is now relatively insignificant in relation to its position in 1998/99.

Chart 9    Unhedged foreign currency debt as a per cent of debt

Summary

No single indicator, or subset of indicators, gives a complete financial picture of government; rather, they should be reviewed holistically. Since 2001/02, the provincial government has improved the sustainability of its program spending and its flexibility to react to future demands for its services when compared to the situation that existed up to that year. While this is in part due to recent economic strength, it also reflects the changes in policy and fiscal planning, including the Balanced Budget and Ministerial Accountability Act and the introduction of three-year fiscal plans.

The improvement has made possible significant increases in government spending, especially on healthcare and education, which have grown 25 and 24 per cent, respectively, since 2001/02.(2) However, some of the spending increases have been funded by an increase in federal transfers, which has correspondingly increased the provincial government’s vulnerability to federal funding reductions. Also, while government expense as a portion of GDP has declined, its capital spending program has expanded and is now a significant influence on economic growth.

Overall, the improvement in government’s financial situation since 1998/99 has been significant, with a 6.1 per cent decline in net liabilities to GDP, the lowest net liabilities per capita in nine years, net indebtedness below 2000/01 levels, interest “bite” reduced by more than half, and improved flexibility in revenue generation and spending.

(2)          Further details on trends in provincial government revenue, expense, and financial position are provided in Appendix Tables A2.1 to A2.17

Financial liabilities decreased by $1.2 billion to $49.8 billion mainly due to the $1.0 billion reduction in total provincial debt. Other changes to financial liabilities included a $291 million increase in deferred revenue, primarily due to the deferral of petroleum and natural gas lease revenue over the lease term, as well as contributions received from third parties received year end towards programs whose full costs will not be realized until later on in 2007.

The financial position of government at March 31, 2007 and the changes from the previous year are summarized in Charts 2.6 and 2.7. Further data on the statement of financial position and annual changes can be found in Appendix Tables A2.5 and 2.6. A topic box on the trends over the last nine years for key indicators of the province’s financial condition is on page 62.

Chart 2.7    2006/07 Changes in Financial Position

Credit Rating

A credit rating is an evaluation of a borrower’s ability to pay interest and to repay principal. A credit rating affects the borrower’s debt servicing costs and the investor’s rate of return since an investor will demand a higher interest rate on a higher-risk, lower-rated security. Table 2.15 provides an interprovincial comparison of credit ratings.

Table 2.15 Interprovincial Comparison of Credit Ratings, July 2007

Rating Agency(1)
	Moody’s Investors		Dominion Bond
Province	Service	Standard & Poor’s	Rating Service
British Columbia	Aaa	AAA	AA (High)
Alberta	Aaa	AAA	AAA
Saskatchewan	Aa1	AA	AA (Low)
Manitoba	Aa1	AA-	A (High)
Ontario	Aa1	AA	AA
Quebec	Aa2	A+	A (High)
New Brunswick	Aa1	AA-	A (High)
Nova Scotia	Aa2	A	A
Prince Edward Island	Aa2	A	A (Low)
Newfoundland	Aa2	A	A (Low)

(1)          The rating agencies assign letter ratings to borrowers. The major categories, in descending order of credit quality are: AAA/Aaa; AA/Aa; A; BBB/Baa; BB/Ba; and B. The “1”, “2”, “3”, “high”, “low”, “+”, and “-” modifiers show relative standing within the major categories. For example, AA+ exceeds AA and Aa2 exceeds Aa3.

BC’s improved fiscal outlook and its record for meeting annual budget targets prompted upgrades from all three rating agencies. Moodys and Standard & Poors recognized the province’s strong financial performance by providing ratings of Aaa and AAA respectively (the highest possible ratings), while Dominion Bond Rating Service upgraded the province to AA (high).

The ratio of taxpayer-supported debt relative to gross domestic product is a measure often used by investors and credit rating agencies when analyzing a province’s ability to manage its debt load. British Columbia’s taxpayer-supported debt to gross domestic product ratio is one of the lowest in Canada, translating into a strong credit rating and lower debt service costs.

Debt Indicators

Table 2.16 provides a historical summary of financial indicators depicting the province’s debt position, recent borrowing trends and related interest cost burden.

Table 2.16 Key Debt Indicators – 2002/03 to 2006/07 (1)

					Budget	Actual
	2002/03	2003/04	2004/05	2005/06	2006/07	2006/07
Debt to revenue (per cent)
Total provincial	104.5	100.6	85.2	74.7	78.9	69.0
Taxpayer-supported	109.9	107.1	88.4	77.6	80.8	69.4
Debt per capita ($) (2)
Total provincial	8,956	9,082	8,527	8,075	8,503	7,737
Taxpayer-supported	7,140	7,216	6,815	6,384	6,480	6,003
Debt to GDP (per cent) (3)
Total provincial	26.7	25.9	22.7	20.4	20.7	18.6
Taxpayer-supported	21.3	20.6	18.2	16.1	15.8	14.4
Interest bite (cents per dollar of revenue) (4)
Total provincial	6.3	5.9	4.7	4.3	4.8	4.2
Taxpayer-supported	6.2	6.1	5.0	4.4	4.9	4.1
Interest costs ($ millions)
Total provincial	2,237	2,220	1,986	1,991	2,241	2,033
Taxpayer-supported	1,669	1,695	1,622	1,525	1,702	1,534
Interest rate (per cent) (5)
Taxpayer-supported	5.9	5.7	5.5	5.5	6.2	5.8
Background Information:
Revenue ($ millions)
Total provincial (6)	35,280	37,495	42,076	46,026	46,393	48,333
Taxpayer-supported (7)	26,728	27,997	32,391	35,029	34,526	37,280
Total debt ($ millions)
Total provincial	36,853	37,735	35,839	34,385	36,590	33,347
Taxpayer-supported (8)	29,383	29,982	28,644	27,185	27,883	25,874
Provincial GDP ($ millions) (9)	138,193	145,763	157,540	168,855	176,611	179,701
Population (thousands at July 1) (10)	4,115	4,155	4,203	4,258	4,303	4,310

(1)	Figures for prior years and the 2006/07 budget have been restated to conform with the presentation used for 2007 and to include the effects of changes in underlying data and statistics.

(2)	The ratio of debt to population (e.g. debt at March 31, 2007 divided by population at July 1, 2006).

(3)	The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. debt at March 31, 2007 divided by 2006 GDP).

(4)	The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

(5)	Weighted average of all outstanding debt issues.

(6)	Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.

(7)	Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.

(8)	Excludes debt of commercial Crown corporations and agencies and funds held under the province’s warehouse borrowing program.

(9)	GDP for the calendar year ending in the fiscal year (e.g. GDP for 2006 is used for the fiscal year ended March 31, 2007).

(10)	Population at July 1st within the fiscal year (e.g. population at July 1, 2006 is used for the fiscal year ended March 31, 2007).

Appendix 2

Financial Review

Appendix 2 – Financial Review

Government’s Financial Statements

Government Reporting Entity

The provincial government conducts its activities through:

•                  ministries;

•                  service delivery agencies;

•                  the SUCH sector (school districts; universities; colleges, university colleges and institutes; and health authorities and hospital societies); and

•                  commercial Crown corporations.

The accounts relating to the ministries and other direct activities of government are contained in the Consolidated Revenue Fund (CRF), whose financial results are reported as a separate entity in the Public Accounts. The CRF comprises all money over which the legislature has direct power of appropriation. The operations of service delivery agencies, the SUCH sector entities and commercial Crown corporations are recorded in their own financial statements, which are subject to audit by the Auditor General or by private sector auditors.

The relationship between the Legislature and government’s service delivery agencies, including the SUCH sector, and commercial Crown corporations is guided by either legislation or governance agreements between the boards of directors and their responsible ministers. In general, government is moving towards adopting governance agreements as its primary guide for these relationships.

According to generally accepted accounting principles (GAAP) for senior governments as established by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants, the province’s financial reporting consolidates the financial results of all these entities into a single set of financial statements. The provincial government publishes its financial statements annually in the Public Accounts.

Compliance with GAAP

British Columbia’s Budget Transparency and Accountability Act (BTAA) requires all financial documents produced by the province under that legislation to fully comply with GAAP. Compliance with this requirement began with the February 2004 budget and was completed in the 2004/05 Public Accounts.

Under GAAP, the CRF must be converted from a net basis to provide gross revenues and expenses. Next, service delivery agencies are consolidated with the CRF on a line-by-line basis for both the income statement and balance sheet. Commercial Crown corporations(1) are disclosed on a modified equity basis – i.e. their net income is reported as revenue and their retained earnings as an investment.

(1)          Crown corporations are considered commercial if the majority of their operating revenue comes from non-government sources, and their operating revenue is sufficient to cover operating and debt service costs without the need for government grants or other forms of assistance. Otherwise they are included with the service delivery agencies.

Where the accounting policies of service delivery agencies differ from those used by the central government in preparing its own consolidated revenue fund financial statements, the service delivery agency financial statements are adjusted to conform to government’s accounting policies.

Revenue and expenditure are recorded on an accrual basis of accounting except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable, as is the case with corporate income tax that is recorded on a cash basis. Assets are recorded to the extent that they represent financial claims by government upon outside parties; are items held for resale, prepaid expenses, deferred charges, or prepaid capital advances; or are tangible capital assets. Similarly, liabilities are recorded only if they represent actual or probable financial claims against the government.

In this appendix, unless otherwise noted, current and historical operating results are presented in accordance with the province’s accounting polices effective March 31, 2007.

Accounting Policy Updates

In April 2005, the Canadian Institute of Chartered Accountants introduced new standards on the recognition of other comprehensive income effective for fiscal years beginning on or after October 1, 2006. Other comprehensive income reported by commercial Crown corporations is reflected only on the balance sheet in the equity asset and as part of the accumulated surplus. For taxpayer-supported service delivery agencies, including the SUCH sector, GAAP for public sector entities does not recognize other comprehensive income. Therefore, any transactions relating to comprehensive income are reversed on consolidation.

During the year, the universities changed their accounting policy for consolidation of their controlled commercial operations from full consolidation to consolidation on an equity basis, which is similar to how the provincial government accounts for its commercial Crown corporations. The commercial operations are not considered part of the universities’ core mandate, and equity basis treatment is more representative of the business relationship and purpose of these operations. The impact of the change reduced taxpayer-supported debt by $72 million (2006: $38 million), with $53 million ($2006: $19 million) allocated to self-supported debt through debt guarantees. The debt guarantees are included in the provincial government’s debt summary report, but are not reflected on its balance sheet.

The Annual Financial Cycle(2)

The BTAA outlines the province’s reporting requirements during the financial cycle and imposes specific reporting deadlines or release dates for these publications. In particular, fixed dates for presentation of the Throne Speech and budget, as well as dates for quarterly and annual reports, are set by law.

(2)          Reflects the financial cycle for normal years.

Under the BTAA, the provincial government focuses its budgeting and reporting on a summary accounts basis. The BTAA requirements include reporting on the advice of the Economic Forecast Council; presentation of the annual Estimates, Budget and Fiscal Plan, Quarterly Reports, and Public Accounts in accordance with GAAP by 2004/05; publication of Quarterly Reports with revised forecasts; annual three-year service plans and service plan reports for each ministry and government organization; and an annual three-year government strategic plan and report.

Chart A2.1 summarizes the annual financial process of the province. This process consists of four main stages.

•                  Planning and Budget Preparation – Treasury Board reviews longer-term estimates of revenue, expense, capital and debt, and establishes a preliminary fiscal plan within the framework of the government’s overall strategic plan. Ministries, service delivery agencies and Crown corporations prepare three-year service plans, including performance measures and targets, and operating and capital budgets, for review by Treasury Board and/or government Caucus committees. Treasury Board makes decisions on budget allocations for ministries and agencies, and assesses commercial Crown corporation net income benchmarks, within the context of the fiscal plan. Included as inputs into this process are a consultation paper published by September 15th that invites public comment on issues for consideration

Chart A2.1  Financial Planning and Reporting Cycle Overview

JAN FEB MAR APRIL MAY JUNE JULY AUG SEPT OCT NOV DEC
CALENDAR YEAR
CALENDAR YEAR
CALENDAR YEAR
CALENDAR YEAR
Fiscal framework prepared and preliminary targets established
Budget Consultation Process
Ministries and Crown corporations prepare 3-year service plans including financial implications
BUDGET PREPARATION decisions on revenue, expense, Crown targets, capital, FTEs
Government Caucus Committee Review
Government tables in the Legislative Assembly it's annual Estimates along with a 3-Year Fiscal Plan and 3-year ministry/Crown service plans
ESTIMATES RELEASED
BUDGET & THREE-YEAR FISCAL PLAN RELEASED
Three-year service plans made public by government, ministries and Crown organizations
Legislative Assembly approves money/resources
Interim Supply
ESTIMATES DEBATED to authorize ministry operating and capital spending
Final Supply
Government delivers programs and services, and incurs expenses
Based on Estimates and fiscal plan
Records are maintained of how revenue is earned and the money spent and forecasts updated
QUARTERLY REPORTS ongoing reports of government and Crown corporation finances
FINANCIAL AND ECONOMIC REVIEW Record of economic performance and annual government and Crown corporation finances
Detailed records of government and Crown corporation finances (audited by Auditor General and Crown corporation auditors)
PUBLIC ACCOUNTS PUBLISHED
Service plans are reported on
Annual service plan reports made public by government, ministries and organizations
MINISTERIAL ACCOUNTABILITY REPORT PUBLISHED
Legislative Assembly reviews *Public Accounts*
Select Standing Committee reviews *Public Accounts*
Select Standing Committee reviews Crown Corporations
FISCAL YEAR
FISCAL YEAR
FISCAL YEAR
FISCAL YEAR
JAN FEB MAR APRIL MAY JUNE JULY AUG SEPT OCT NOV DEC

as government develops its fiscal and service plans, and province-wide public hearings held by a committee of the legislature. A report outlining the results of the budget consultation process is made public by November 15th of each year.

•                  Implementation and Reporting – The government’s revenue, expense and capital plans for the next three fiscal years, as well as other information on the government’s finances, are presented to the Legislative Assembly by the Minister of Finance in a budget document called the Budget and Fiscal Plan. The financial plan for the next fiscal year is also included in the document called the Estimates, which describes the individual appropriations to be voted on by the Legislative Assembly. Government’s strategic plan, service plans and a report on major capital projects (those where government contribution exceeds $50 million) must also be tabled. Throughout the year, the authorized funding as specified in the Estimates and ministry service plans is spent on programs and services. Crown corporations follow approved service plans under the direction of their own Boards of Directors. Quarterly Reports, including full-year forecasts, are published by legislated dates, thereby providing regular updates to the public on the government’s finances.

•                  Evaluation – At the end of the fiscal year, the Public Accounts are prepared by the Comptroller General and examined by the Auditor General to ensure that the financial statements fairly present the government’s financial position. The Public Accounts are augmented by the British Columbia Financial and Economic Review, which provides an overview of annual and historical financial and economic results. In addition, annual service plan reports are made public that compare actual results with ministry and Crown corporation performance targets.

•                  Accountability – The Public Accounts are presented to the Legislative Assembly and are reviewed by two committees of the Legislative Assembly (the Select Standing Committee on the Public Accounts and the Select Standing Committee on Crown corporations). At the same time, the Ministerial Accountability Report is published detailing the individual and collective financial performance of cabinet ministers, and the performance and revenue results achieved by the Ministers of State and the Minister of Provincial Revenue. In addition, when the Public Accounts are tabled, ministries and most Crown corporations release their service plan reports detailing results for the previous fiscal year. A report on the government’s strategic plan is also presented.

Unfunded Pension Liabilities

The province contributes to four defined benefit pension plans for most of its employees. These pension plans are managed under joint trusteeship arrangements with the plan members. Under joint trusteeship, the provincial government has no formal claim on plan surpluses or assets. As a result, government’s balance sheet does not contain any liabilities for pensions other than MLA pensions, which are not part of a joint trusteeship arrangement.

In the event that a plan is determined to be in a deficit position, the pension boards, by agreement, are required to address the deficit through contribution adjustments or other measures. As a result, it is expected that any unfunded pension liability in the future would be short-term in nature. No unfunded liability exists for the future indexing of pensions, as the obligation is limited to the amount of available assets in separate inflation accounts.

The estimated financial positions of each plan (based on extrapolations of the most recent actuarial valuations) as at March 31, 2007 are shown in Table A2.1.

Table A2.1   Pension Plan Balances

	Pension Plan
($ millions)	Public Service	Municipal	Teachers’	College	Other (1)	Total	2005/06
Accrued benefit obligation	(10,850)	(11,570)	(12,425)	(1,616)	(376)	(36,837)	(34,879)
Pension fund assets	11,399	12,382	11,196	1,968	398	37,343	36,082
Subtotal	549	812	(1,229)	352	22	506	1,203
Unamortized actuarial gain (loss)	1,643	737	1,570	136	(24)	4,062	3,446
Accrued net asset (obligation)	2,192	1,549	341	488	(2)	4,568	4,649

(1)          Represents other defined benefit plans, outside of the four main pension plans, which are funded by entities within the government reporting entity. Includes the Retirement Plan for Non-Teaching Employees of the Board of School Trustees of School District No. 43 (Coquitlam), the University of Victoria’s pension plan for employees other than faculty and professional staff, and Simon Fraser University’s Academic Pension Plan and Administrative/Union Pension Plan.

Actuarial valuations are performed on the pension plans every three years. The pension plans and the dates of their last actuarial valuation are:

•             Public Service Pension Plan, March 31, 2005;

•             Municipal Pension Plan, December 31, 2003;

•             Teachers’ Pension Plan, December 31, 2005; and

•             College Pension Plan, August 31, 2003.

Key actuarial assumptions, which are generally conservative, used in the valuations are:

•             Public Service Pension Plan – long-term annual rate of return on fund assets (ARR) 6.75 per cent, long-term annual salary increase (ASI) 4.00 per cent;

•             Municipal Pension Plan – ARR 7.00 per cent, ASI 4.50 per cent;

•             Teachers’ Pension Plan – ARR 6.85 per cent, ASI 4.10 per cent;

and

•             College Pension Plan – ARR 7.20 per cent, ASI 4.70 per cent.

The pension plans are administered by the BC Pension Corporation. The audited financial statements of each pension plan, along with full descriptions, benefit formulas, inflation assumptions and funding polices may be found on the corporation’s website at www.pensionsbc.ca.

Adjustments to the Accumulated Deficit

During 2006/07, a number of retroactive adjustments were made to the province’s financial statements to reflect changes in accounting policy and to correct previously published information. Table A2.2 provides a summary of the changes that have been requested by, or reviewed and approved by, the Office of the Auditor General.

The main adjustment to the prior year reflects the inclusion of liabilities arising from the Vancouver Island Natural Gas Pipeline Act (VIGAS) under which the province provides a price subsidy to Vancouver Island gas users in the form of direct payments to their supplier. The original liability for VIGAS was set at its inception in 1996. The Auditor General requested a re-estimate due to subsequent increases in natural gas prices. The adjustment is retroactive to 2003/04, when the Auditor General first raised concerns about sustained high natural gas prices.

Table A2.2 Summary of Changes in Accumulated Deficit from the balances reported in the 2005/06 Public Accounts

		Final
($ millions)	Change	Results
Accumulated deficit on March 31, 2005 as reported in the 2005/06 Public Accounts		(3,184)
Opening balance adjustments due to accounting policy changes in 2006/07:
CRF – adjustment for liability arising from the contractual obligations of the VIGAS agreement	(169)
CRF – adjustment for contractual obligations related to resource road development	44
CRF – adjustment for capitalization of forests roads that provide community access	22
School districts – adjustment for land and building additions from 1998 to 2001	25
BC Rail – adjustment to asset impairment write-down relating to Vancouver Wharves operations	4
Other	1	(73)
Accumulated deficit on March 31, 2005 as reported in the 2006/07 Public Accounts		(3,257)
2005/06 surplus:
As reported in the 2005/06 Public Accounts	3,060
Adjustments due to accounting policy changes in 2006/07:
CRF – adjustment for contractual obligations related to resource road development	22
BC Rail – adjustment to asset impairment write-down relating to Vancouver Wharves operations	8	3,090
Accumulated deficit on March 31, 2006 as reported in the 2006/07 Public Accounts		(167)

Other restatements include:

•                  reducing the liability to contractors for reimbursement of capital costs incurred in the maintenance of certain northern resource roads;

•                  increasing assets for the capitalization of forest roads that provide community access (these road are maintained to a higher standard than is the norm for resource use); and

•                  adjusting school district asset values relating to additions of land and buildings from 1998 to 2001; and

•                  a partial reversal of the asset impairment write-down by BC Rail of its Vancouver Wharves operations to better reflect its initial liabilities under the long term lease agreement with Kinder Morgan for the operation of this facility.

The combined effect of these changes is a $43 million increase to the accumulated deficit of $124 million that was reported in the 2005/06 Public Accounts.

Supplementary Schedules

The following tables provide multi-year financial information on the government of British Columbia including operating results, financial position, and details on revenue, expense, debt and capital spending. As well, Tables A2.18 to A2.20 provide information on provincial taxes as of June 2007.

Table A2.3   Operating Statement Update Since the Third Quarterly Report

		Final
($ millions)	Changes	Results
Budget 2006 (February 21, 2006)		600
Revenue increases up to the third Quarterly Report	2,676
Expense increases up to the third Quarterly Report	(976)
Forecast allowance decrease	550	2,250
2006/07 surplus – third Quarterly Report (February 20, 2007)		2,850
2006/07 Public Accounts Update:
Revenue changes
Personal income tax revenue:
– Prior-year adjustment – stronger 2005 assessments related to unapplied taxes	67
– Base – higher 2005 base and improved 2006 economic growth	136
Tobacco tax revenue – less one-time inventory build-up by tobacco manufacturers	(19)
Property tax revenue – lower growth than expected	(27)
Other tax sources – mainly property transfer and corporation capital taxes	(16)
Energy, metals and minerals revenue – lower natural gas and electricity prices and lower metal and petroleum revenue	(227)
Forests and other natural resources	(15)
Medical Services Plan revenue – change in the treatment of commissions	40
Other fees – mainly lower Crown land grants and Insurance and Risk Management revenue	(21)
Investment earnings – mainly higher cash balances	85
Sales of goods and services – mainly higher sales from post secondary institutions	17
Miscellaneous revenue – higher than expected revenue in other miscellaneous sources, program recoveries, tax-payer supported Crowns and SUCH sector	359
Federal contributions – mainly lower recoveries associated with Pan-Canadian Public Health Communicable Diseases (Ministry of Health)	(24)
Commercial Crown corporation operating results:
BC Hydro – increased hydro-electric generation due to higher water inflows into reservoirs	7
Liquor Distribution Branch – higher than expected fourth quarter sales	19
BC Lotteries – higher lottery and casino revenue plus lower GST costs	30
BC Rail – lower than anticipated completion of real estate asset sales in March	(9)
ICBC – higher than anticipated results for first quarter of 2007	60
Other Crown corporation changes	2
Net revenue increase		464
Less: expense increases (decreases):
Lower Pharmacare costs and other health spending	(44)
Forest fire related costs	(16)
Fewer Crown land grants	(38)
Reprofiled Olympic venue funding	(43)
Management of Public Funds and Debt interest savings	(28)
Unused Contingencies funding	(86)
Negotiating Framework incentive payments (for contracts ratified after March 31, 2006) (1)	(26)
Other ministry savings	(94)
CRF expense changes	(375)
Increased ministry expenses recoverable mainly from the federal government	52
School districts – lower than estimated staffing costs	(60)
Post-secondary institutions – lower self-funded costs	(41)
Health authorities – lower self-funded costs	(52)
Other service delivery agencies net spending changes	34
Total expense changes		(442)
Subtotal		906
Forecast allowance reduction		300
Total change		1,206
2006/07 surplus – Public Accounts		4,056

(1)          Budget 2006 assumed the entire $1.0 billion for incentive payments in the negotiating framework was available in 2005/06. All negotiations for contracts expiring before March 31, 2006 were successfully concluded, and incentive payments totaling $710 million were made in 2005/06. The remaining $290 million carried over into 2006/07 and was funded through a Supplementary Estimate , of which $264 million was spent.

Table A2.4   Operating Statement – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Taxpayer-supported programs and agencies:
Revenue	23,852	25,641	28,079	26,936	25,941	27,207	30,806	33,753	35,819	5.2
Expense	(26,333)	(26,820)	(28,439)	(30,321)	(30,227)	(30,357)	(30,665)	(32,173)	(34,184)	3.3
Taxpayer-supported balance	(2,481)	(1,179)	(360)	(3,385)	(4,286)	(3,150)	141	1,580	1,635
Commercial Crown corporation income	1,520	1,166	1,622	1,230	1,832	1,955	2,562	2,220	2,685	7.4
Surplus/(deficit) before unusual items	(961)	(13)	1,262	(2,155)	(2,454)	(1,195)	2,703	3,800	4,320
Joint trusteeship	—	—	(52)	1,464	—	—	—	—	—
Restructuring exit expenses	—	—	—	(347)	(169)	(123)	—	—	—
Negotiating Framework incentive payments	—	—	—	—	—	—	—	(710)	(264)
Surplus/(deficit)	(961)	(13)	1,210	(1,038)	(2,623)	(1,318)	2,703	3,090	4,056

Per cent of GDP: (1)
Revenue	21.9	22.2	22.6	21.1	20.1	20.0	21.2	21.3	21.4	-0.3
Expense	22.8	22.2	21.7	22.7	21.9	20.8	19.5	19.1	19.0	-2.2
Growth rates:
Revenue	n/a	5.7	10.8	-5.2	-1.4	5.0	14.4	7.8	7.0	5.5
Expense	n/a	1.8	6.0	6.6	-0.3	0.4	1.0	4.9	6.3	3.4
Per capita: (2)
Revenue	6,369.9	6,682.8	7,353.2	6,906.1	6,748.5	7,017.9	7,938.5	8,448.7	8,932.7	4.3
Expense	6,611.2	6,686.0	7,040.8	7,434.4	7,344.8	7,305.5	7,295.4	7,556.2	7,930.5	2.3

(1)	Revenue and expense as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2006/07 amounts divided by GDP for the 2006 calendar year).

(2)	Per capita revenue and expense is calculated using July 1 population (e.g. 2006/07 amounts divided by population on July 1, 2006).

Table A2.5 Statement of Financial Position – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Financial assets:
Cash and temporary investments	1,829	2,674	1,935	2,452	2,617	2,690	3,583	3,869	3,367	7.9
Other financial assets	4,549	5,244	5,746	5,643	5,331	6,293	6,619	6,968	7,854	7.1
Sinking funds	6,249	6,188	6,000	5,518	5,074	4,619	4,516	4,059	3,798	-6.0
Investments in commercial Crown corporations:
Retained earnings	3,027	2,708	2,768	2,429	2,604	3,020	3,168	3,448	4,396	4.8
Recoverable capital loans	7,704	7,304	7,111	7,246	7,231	7,512	6,901	6,916	7,170	-0.9
	10,731	10,012	9,879	9,675	9,835	10,532	10,069	10,364	11,566	0.9
Warehouse borrowing program assets	658	1,320	1,312	1,067	—	—	—	—	—	n/a
	24,016	25,438	24,872	24,355	22,857	24,134	24,787	25,260	26,585	1.3

Liabilities:
Accounts payable & accrued lliabilities	6,455	6,795	6,690	5,630	6,001	7,006	6,787	7,288	7,094	1.2
Deferred revenue	1,816	2,077	2,072	2,349	2,998	4,003	5,181	5,695	5,986	16.1
Debt:
Taxpayer-supported debt	23,232	25,206	25,104	27,514	29,383	29,982	28,644	27,185	25,874	1.4
Self-supported debt	8,910	9,232	8,684	8,568	7,470	7,753	7,195	7,200	7,473	-2.2
Total provincial debt	32,142	34,438	33,788	36,082	36,853	37,735	35,839	34,385	33,347	0.5
Add: debt offset by sinking funds	6,249	6,188	6,000	5,518	5,074	4,619	4,516	4,059	3,798	-6.0
Less: guarantees and non-guaranteed debt	(707)	(934)	(602)	(484)	(433)	(413)	(447)	(397)	(407)	-6.7
Financial statement debt	37,684	39,692	39,186	41,116	41,494	41,941	39,908	38,047	36,738	-0.3
	45,955	48,564	47,948	49,095	50,493	52,950	51,876	51,030	49,818	1.0
Net liabilities	(21,939)	(23,126)	(23,076)	(24,740)	(27,636)	(28,816)	(27,089)	(25,770)	(23,233)	0.7
Capital and other assets:
Tangible capital assets	19,364	20,414	21,540	22,189	22,470	22,317	23,219	24,756	26,626	4.1
Other assets	397	521	555	532	524	539	613	847	943	11.4
	19,761	20,935	22,095	22,721	22,994	22,856	23,832	25,603	27,569	4.3
Accumulated surplus (deficit)	(2,178)	(2,191)	(981)	(2,019)	(4,642)	(5,960)	(3,257)	(167)	4,336	n/a
Per cent of GDP: (1)
Net liabilities	19.0	19.1	17.6	18.5	20.0	19.8	17.2	15.3	12.9	-4.7
Growth rates:
Net liabilities	n/a	5.4	-0.2	7.2	11.7	4.3	-6.0	-4.9	-9.8	1.0
Per capita: (2)
Net liabilities	5,508	5,765	5,713	6,066	6,715	6,935	6,445	6,052	5,390	-0.3

(1)	Net liabilities as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2006/07 amount divided by GDP for the 2006 calendar year).

(2)	Per capita net liabilities is calculated using July 1 population (e.g. 2006/07 amount divided by population on July 1, 2006).

Table A2.6 Changes in Financial Position – 1998/99 to 2006/07

	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual
($ millions)	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	8-Year Total
Change in accumulated (surplus) deficit	13	(1,210)	1,038	2,623	1,318	(2,703)	(3,090)	(4,503)	(6,514)
Comprehensive income	—	—	—	—	—	—	—	447	447
(Surplus) deficit for the year	13	(1,210)	1,038	2,623	1,318	(2,703)	(3,090)	(4,056)	(6,067)
Capital and other asset changes:
Taxpayer-supported capital investments	2,443	2,542	2,070	1,876	2,045	2,323	3,101	3,366	19,766
Less: amortization and other accounting changes	(1,393)	(1,416)	(1,421)	(1,595)	(2,198)	(1,421)	(1,564)	(1,496)	(12,504)
Increase in net capital assets	1,050	1,126	649	281	(153)	902	1,537	1,870	7,262
Increase (decrease) in other assets	124	34	(23)	(8)	15	74	234	96	546
	1,174	1,160	626	273	(138)	976	1,771	1,966	7,808
Increase (decrease) in net liabilities	1,187	(50)	1,664	2,896	1,180	(1,727)	(1,319)	(2,090)	1,741
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	845	(739)	517	165	73	893	286	(502)	1,538
Increase (decrease) in warehouse borrowing investments	662	(8)	(245)	(1,067)	—	—	—	—	(658)
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	(319)	60	(339)	175	416	148	280	948	1,369
Less: comprehensive income	—	—	—	—	—	—	—	(447)	(447)
Self-supported capital investments	711	772	880	882	784	776	805	983	6,593
Less: loan repayments and other accounting changes	(1,111)	(965)	(745)	(897)	(503)	(1,387)	(790)	(1,176)	(7,574)
	(719)	(133)	(204)	160	697	(463)	295	755	388
Other working capital changes	33	424	198	(1,776)	(1,503)	(736)	(1,123)	528	(3,955)
	821	(456)	266	(2,518)	(733)	(306)	(542)	781	(2,687)
Increase (decrease) in financial statement debt	2,008	(506)	1,930	378	447	(2,033)	(1,861)	(1,309)	(946)
(Increase) decrease in sinking fund debt	61	188	482	444	455	103	457	261	2,451
Increase (decrease) in guarantees and non-guaranteed debt	227	(332)	(118)	(51)	(20)	34	(50)	10	(300)
Increase (decrease) in total provincial debt	2,296	(650)	2,294	771	882	(1,896)	(1,454)	(1,038)	1,205
Represented by increase (decrease) in:
Self-supported debt	322	(548)	(116)	(1,098)	283	(558)	5	273	(1,437)
Taxpayer-supported debt	1,974	(102)	2,410	1,869	599	(1,338)	(1,459)	(1,311)	2,642
Total provincial debt	2,296	(650)	2,294	771	882	(1,896)	(1,454)	(1,038)	1,205

Table A2.7 Revenue by Source – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Taxation revenue:
Personal income	5,423	5,824	5,963	5,366	4,150	4,877	5,050	5,838	6,905	3.1
Corporate income	1,102	943	1,054	1,522	612	775	1,255	1,426	1,538	4.3
Social service	3,204	3,332	3,626	3,552	3,794	4,024	4,156	4,367	4,714	4.9
Fuel and tobacco	1,373	1,200	1,175	1,158	1,293	1,522	1,603	1,612	1,627	2.1
Property and property transfer	1,661	1,678	1,714	1,784	1,948	2,092	2,265	2,560	2,646	6.0
Other	753	770	771	728	555	540	588	626	588	-3.0
	13,516	13,747	14,303	14,110	12,352	13,830	14,917	16,429	18,018	3.7
Natural resource revenue:
Natural gas royalties	194	328	1,249	836	1,056	1,230	1,439	1,921	1,207	25.7
Columbia River Treaty	16	100	632	360	100	230	258	319	223	39.0
Other energy and minerals	277	340	444	430	473	535	612	797	935	16.4
Forests	1,273	1,693	1,341	1,253	1,323	1,014	1,363	1,214	1,276	0.0
Other resources	320	311	308	298	270	300	301	316	341	0.8
	2,080	2,772	3,974	3,177	3,222	3,309	3,973	4,567	3,982	8.5
Other revenue:
Medical Services Plan premiums	876	867	894	954	1,355	1,447	1,465	1,482	1,524	7.2
Post-secondary education fees	529	528	440	452	580	781	836	892	928	7.3
Other health-care related fees	190	207	211	221	217	225	189	204	216	1.6
Motor vehicle licences and permits	329	334	339	342	351	363	381	403	424	3.2
BC Ferries tolls	296	292	292	306	315	—	—	—	—	n/a
Other fees and licences	677	568	778	767	741	715	750	685	699	0.4
Investment earnings	1,346	1,595	1,470	1,274	1,024	950	833	949	1,032	-3.3
Sales of goods and services	646	729	1,064	1,006	986	714	741	719	693	0.9
Miscellaneous	818	822	1,018	1,007	975	1,254	1,499	1,598	1,917	11.2
	5,707	5,942	6,506	6,329	6,544	6,449	6,694	6,932	7,433	3.4
Contributions from the federal government:
Health and social transfers	1,968	2,438	2,619	2,445	2,606	3,044	3,421	4,220	4,473	10.8
Equalization	—	125	—	158	543	(330)	979	590	459	n/a
Other cost shared agreements	581	617	677	717	674	905	822	1,015	1,454	12.1
	2,549	3,180	3,296	3,320	3,823	3,619	5,222	5,825	6,386	12.2
Taxpayer-supported programs and agencies	23,852	25,641	28,079	26,936	25,941	27,207	30,806	33,753	35,819	5.2

Commercial Crown corporation net income:
BC Hydro	395	416	446	403	418	111	402	266	407	0.4
Liquor Distribution Branch	616	617	642	637	654	724	779	800	840	4.0
BC Lotteries (net of payments to federal gov’t)	449	525	554	598	663	719	811	914	1,011	10.7
BCRC	22	(583)	(7)	(166)	4	41	182	32	29	3.5
ICBC	61	190	(14)	(242)	80	352	383	191	381	25.7
Other	(23)	1	1	—	13	8	5	17	17	n/a
	1,520	1,166	1,622	1,230	1,832	1,955	2,562	2,220	2,685	7.4
Total revenue	25,372	26,807	29,701	28,166	27,773	29,162	33,368	35,973	38,504	5.4

Table A2.8 Revenue by Source Supplementary Information – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Per cent of GDP: (1)
Taxation	11.7	11.4	10.9	10.6	8.9	9.5	9.5	9.7	10.0	-1.9
Natural resources	1.8	2.3	3.0	2.4	2.3	2.3	2.5	2.7	2.2	2.6
Other	4.9	4.9	5.0	4.7	4.7	4.4	4.2	4.1	4.1	-2.2
Contributions from the federal government	2.2	2.6	2.5	2.5	2.8	2.5	3.3	3.5	3.6	6.2
Commercial Crown corporation income	1.3	1.0	1.2	0.9	1.3	1.3	1.6	1.3	1.5	1.6
Total revenue	21.9	22.2	22.6	21.1	20.1	20.0	21.2	21.3	21.4	-0.3

Growth rates:
Taxation	n/a	1.7	4.0	-1.3	-12.5	12.0	7.9	10.1	9.7	3.9
Natural resources	n/a	33.3	43.4	-20.1	1.4	2.7	20.1	15.0	-12.8	10.4
Other	n/a	4.1	9.5	-2.7	3.4	-1.5	3.8	3.6	7.2	3.4
Contributions from the federal government	n/a	24.8	3.6	0.7	15.2	-5.3	44.3	11.5	9.6	13.1
Commercial Crown corporation income	n/a	-23.3	39.1	-24.2	48.9	6.7	31.0	-13.3	20.9	10.7
Total revenue	n/a	5.7	10.8	-5.2	-1.4	5.0	14.4	7.8	7.0	5.5

Per capita: (2)
Taxation	3,393	3,427	3,541	3,460	3,001	3,328	3,549	3,859	4,180	2.6
Natural resources	522	691	984	779	783	796	945	1,073	924	7.4
Other	1,433	1,481	1,611	1,552	1,590	1,552	1,593	1,628	1,724	2.3
Contributions from the federal government	640	793	816	814	929	871	1,242	1,368	1,482	11.1
Commercial Crown corporation income	382	291	402	302	445	470	610	521	623	6.3
Total revenue	6,370	6,683	7,353	6,906	6,749	7,018	7,938	8,449	8,933	4.3

Real Per Capita Revenue (2006 $) (3)	7,373	7,653	8,271	7,641	7,295	7,423	8,236	8,592	8,933	2.4
Growth rate (per cent)	n/a	3.8	8.1	-7.6	-4.5	1.8	10.9	4.3	4.0	2.6

(1)

Revenue as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2006/07 revenue divided by GDP for the 2006 calendar year).  Totals may not add due to rounding.

(2)	Per capita revenue is calculated using July 1 population (e.g. 2006/07 revenue divided by population on July 1, 2006). Totals may not add due to rounding.

(3)	Revenue is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2006 CPI for 2006/07 revenue).

Table A2.9 Expense by Function (1) – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Function:
Health:
Medical Services Plan	1,848	1,956	2,118	2,367	2,461	2,540	2,546	2,696	2,969	6.1
Pharmacare	504	569	657	717	728	723	793	868	914	7.7
Regional services	5,213	5,786	6,174	6,938	7,202	7,387	7,565	8,112	8,500	6.3
Other healthcare expenses	459	464	481	541	571	600	625	754	867	8.3
	8,024	8,775	9,430	10,563	10,962	11,250	11,529	12,430	13,250	6.5
Education:
Elementary and secondary	3,878	4,068	4,318	4,495	4,542	4,687	4,757	4,829	5,272	3.9
Post-secondary	2,389	2,401	2,706	3,005	3,135	3,340	3,549	3,926	4,088	6.9
Other education expenses	188	194	195	205	223	210	206	182	159	-2.1
	6,455	6,663	7,219	7,705	7,900	8,237	8,512	8,937	9,519	5.0
Social services:
Social assistance	1,965	1,962	2,053	2,049	1,972	1,770	1,671	1,637	1,713	-1.7
Childcare services	798	847	929	1,172	953	834	809	985	1,085	3.9
Other social services	345	268	232	198	161	149	118	102	94	-15.0
	3,108	3,077	3,214	3,419	3,086	2,753	2,598	2,724	2,892	-0.9
Protection of persons and property	1,058	1,188	1,173	1,216	1,248	1,364	1,206	1,381	1,329	2.9
Transportation	1,967	1,609	1,470	1,448	1,606	1,120	1,308	1,196	1,251	-5.5
Natural resources and economic development	1,552	1,436	1,790	1,847	1,533	1,631	1,686	1,591	1,663	0.9
Other	681	709	731	814	821	1,075	1,027	1,089	1,278	8.2
General government	439	430	435	564	539	490	505	644	768	7.2
Interest	3,049	2,933	2,977	2,745	2,532	2,437	2,294	2,181	2,234	-3.8
Total expense	26,333	26,820	28,439	30,321	30,227	30,357	30,665	32,173	34,184	3.3

Per cent of total expense:
Health	30.5	32.7	33.2	34.8	36.3	37.1	37.6	38.6	38.8	3.1
Education	24.5	24.8	25.4	25.4	26.1	27.1	27.8	27.8	27.8	1.6
Social services	11.8	11.5	11.3	11.3	10.2	9.1	8.5	8.5	8.5	-4.1
Protection of persons and property	4.0	4.4	4.1	4.0	4.1	4.5	3.9	4.3	3.9	-0.4
Transportation	7.5	6.0	5.2	4.8	5.3	3.7	4.3	3.7	3.7	-8.5
Natural resources and economic development	5.9	5.4	6.3	6.1	5.1	5.4	5.5	4.9	4.9	-2.4
Other	2.6	2.6	2.6	2.7	2.7	3.5	3.3	3.4	3.7	4.7
General government	1.7	1.6	1.5	1.9	1.8	1.6	1.6	2.0	2.2	3.8
Interest	11.6	10.9	10.5	9.1	8.4	8.0	7.5	6.8	6.5	-6.9
	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

(1)   Excludes unusual items.

Table A2.10 Expense by Function (1) Supplementary Information – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Per cent of GDP: (2)
Health	6.9	7.3	7.2	7.9	7.9	7.7	7.3	7.4	7.4	0.8
Education	5.6	5.5	5.5	5.8	5.7	5.7	5.4	5.3	5.3	-0.7
Social services	2.7	2.5	2.4	2.6	2.2	1.9	1.6	1.6	1.6	-6.2
Protection of persons and property	0.9	1.0	0.9	0.9	0.9	0.9	0.8	0.8	0.7	-2.6
Transportation	1.7	1.3	1.1	1.1	1.2	0.8	0.8	0.7	0.7	-10.6
Natural resources and economic development	1.3	1.2	1.4	1.4	1.1	1.1	1.1	0.9	0.9	-4.5
Other	0.6	0.6	0.6	0.6	0.6	0.7	0.7	0.6	0.7	2.4
General government	0.4	0.4	0.3	0.4	0.4	0.3	0.3	0.4	0.4	1.5
Interest	2.6	2.4	2.3	2.1	1.8	1.7	1.5	1.3	1.2	-9.0
Total expense	22.8	22.2	21.7	22.7	21.9	20.8	19.5	19.1	19.0	-2.2
Growth rates:
Health	n/a	9.4	7.5	12.0	3.8	2.6	2.5	7.8	6.6	6.5
Education	n/a	3.2	8.3	6.7	2.5	4.3	3.3	5.0	6.5	5.0
Social services	n/a	-1.0	4.5	6.4	-9.7	-10.8	-5.6	4.8	6.2	-0.7
Protection of persons and property	n/a	12.3	-1.3	3.7	2.6	9.3	-11.6	14.5	-3.8	3.2
Transportation	n/a	-18.2	-8.6	-1.5	10.9	-30.3	16.8	-8.6	4.6	-4.4
Natural resources and economic development	n/a	-7.5	24.7	3.2	-17.0	6.4	3.4	-5.6	4.5	1.5
Other	n/a	4.1	3.1	11.4	0.9	30.9	-4.5	6.0	17.4	8.7
General government	n/a	-2.1	1.2	29.7	-4.4	-9.1	3.1	27.5	19.3	8.1
Interest	n/a	-3.8	1.5	-7.8	-7.8	-3.8	-5.9	-4.9	2.4	-3.7
Total expense	n/a	1.8	6.0	6.6	-0.3	0.4	1.0	4.9	6.3	3.4
Per capita: (2)
Health	2,015	2,188	2,335	2,590	2,664	2,707	2,743	2,919	3,074	5.4
Education	1,621	1,661	1,787	1,889	1,920	1,982	2,025	2,099	2,208	3.9
Social services	780	767	796	838	750	663	618	640	671	-1.9
Protection of persons and property	266	296	290	298	303	328	287	324	308	1.8
Transportation	494	401	364	355	390	270	311	281	290	-6.4
Natural resources and economic development	390	358	443	453	373	393	401	374	386	-0.1
Other	171	177	181	200	199	259	244	256	296	7.1
General government	110	107	108	138	131	118	120	151	178	6.2
Interest	765	731	737	673	615	586	546	512	518	-4.8
Total expense	6,612	6,686	7,041	7,434	7,345	7,306	7,295	7,556	7,929	2.3
Real Per Capita Expense (2006 $) (4)	7,652	7,656	7,920	8,226	7,940	7,727	7,568	7,684	7,930	0.4
Growth rate (per cent)	n/a	0.1	3.4	3.9	-3.5	-2.7	-2.1	1.5	3.2	0.5

(1)	Excludes unusual items.

(2)

Expense as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2006/07 expense divided by GDP for the 2006 calendar year). Totals may not add due to rounding.

(3)	Per capita expense is calculated using July 1 population (e.g. 2006/07 expense divided by population on July 1, 2006). Totals may not add due to rounding.

(4)	Expense is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2006 CPI for 2006/07 expense).

Table A2.11 Service Delivery Agency Operating Results – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
School districts

Revenue	4,068	4,080	4,274	4,308	4,417	4,555	4,666	4,812	5,178	3.1
Expense	(3,879)	(4,069)	(4,222)	(4,277)	(4,230)	(4,471)	(4,533)	(4,612)	(5,041)	3.3
	189	11	52	31	187	84	133	200	137
Accounting adjustments	(3)	(42)	4	11	(37)	51	44	24	61
Net impact	186	(31)	56	42	150	135	177	224	198

Universities

Revenue	1,309	1,413	1,506	1,720	1,828	2,031	2,158	2,614	2,751	9.7
Expense	(1,329)	(1,369)	(1,433)	(1,612)	(1,712)	(1,905)	(2,073)	(2,429)	(2,593)	8.7
	(20)	44	73	108	116	126	85	185	158
Accounting adjustments	37	44	47	31	70	32	38	93	95
Net impact	17	88	120	139	186	158	123	278	253

Colleges, university colleges, and institutes

Revenue	948	1,023	1,149	1,215	1,290	1,362	1,400	1,288	1,378	4.8
Expense	(1,003)	(1,032)	(1,138)	(1,212)	(1,257)	(1,298)	(1,345)	(1,249)	(1,310)	3.4
	(55)	(9)	11	3	33	64	55	39	68
Accounting adjustments	33	41	43	51	14	10	13	40	22
Net impact	(22)	32	54	54	47	74	68	79	90

Health authorities and hospital societies

Revenue	4,867	5,614	5,987	6,744	7,185	7,702	7,861	8,245	8,857	7.8
Expense	(5,055)	(5,613)	(5,989)	(6,799)	(7,187)	(7,769)	(7,794)	(8,243)	(8,892)	7.3
	(188)	1	(2)	(55)	(2)	(67)	67	2	(35)
Accounting adjustments	(49)	(134)	(94)	(4)	154	77	(40)	16	(88)
Net impact	(237)	(133)	(96)	(59)	152	10	27	18	(123)

Children and family development agencies

Revenue	—	—	—	—	2	4	1	439	631	n/a
Expense	—	—	—	—	(1)	(3)	(1)	(439)	(631)	n/a
	—	—	—	—	1	1	—	—	—

Accounting adjustments	—	—	—	—	1	—	—	4	1
Net impact	—	—	—	—	2	1	—	4	1

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
BC Transportation Financing Authority

Revenue	152	400	477	466	419	622	1,405	657	618	19.2
Expense	(174)	(378)	(476)	(466)	(439)	(497)	(600)	(604)	(585)	16.4
	(22)	22	1	—	(20)	125	805	53	33
Accounting adjustments	(352)	(200)	(184)	(185)	(179)	(177)	(172)	(168)	(155)
Net impact	(374)	(178)	(183)	(185)	(199)	(52)	633	(115)	(122)

British Columbia Buildings Corporation

Revenue	456	464	462	465	485	515	436	452	—	n/a
Expense	(408)	(419)	(411)	(428)	(433)	(468)	(385)	(398)	—	n/a
	48	45	51	37	52	47	51	54	—
Accounting adjustments	(8)	1	(8)	16	12	1	(1)	(7)	(12)
Net impact	40	46	43	53	64	48	50	47	(12)

British Columbia Ferry Corporation

Revenue	407	435	457	473	490	—	—	—	—	n/a
Expense	(518)	(734)	(446)	(496)	(519)	—	—	—	—	n/a
	(111)	(299)	11	(23)	(29)	—	—	—	—
Accounting adjustments	(14)	1,066	(21)	17	(95)	—	—	—	—
Net impact	(125)	767	(10)	(6)	(124)	—	—	—	—

British Columbia Housing Management Commission

Revenue	206	208	228	260	263	279	284	343	497	11.6
Expense	(203)	(210)	(228)	(260)	(263)	(279)	(284)	(343)	(497)	11.8
	3	(2)	—	—	—	—	—	—	—
Accounting adjustments	(3)	(2)	4	—	1	7	4	5	(15)
Net impact	—	(4)	4	—	1	7	4	5	(15)

British Columbia Transit

Revenue	655	118	120	118	136	138	146	155	165	-15.8
Expense	(660)	(118)	(120)	(119)	(136)	(138)	(146)	(155)	(167)	-15.8
	(5)	—	—	(1)	—	—	—	—	(2)
Accounting adjustments	(85)	(1)	8	(9)	—	(3)	(3)	6	—
Net impact	(90)	(1)	8	(10)	—	(3)	(3)	6	(2)

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Forest Renewal BC

Revenue	221	333	221	163	—	—	—	—	—	n/a
Expense	(485)	(332)	(285)	(342)	—	—	—	—	—	n/a
	(264)	1	(64)	(179)	—	—	—	—	—
Accounting adjustments	—	—	3	—	—	—	—	—	—
Net impact	(264)	1	(61)	(179)	—	—	—	—	—

Skeena Cellulose

Revenue	—	—	295	74	—	—	—	—	—	n/a
Expense	—	—	(295)	(143)	—	—	—	—	—	n/a
	—	—	—	(69)	—	—	—	—	—
Accounting adjustments	—	—	—	153	—	—	—	—	—
Net impact	—	—	—	84	—	—	—	—	—

Tourism British Columbia

Revenue	23	27	29	35	34	33	45	58	60	12.7
Expense	(25)	(27)	(29)	(36)	(34)	(37)	(45)	(57)	(59)	11.3
	(2)	—	—	(1)	—	(4)	—	1	1
Accounting adjustments	—	—	1	(2)	1		5	(1)	7
Net impact	(2)	—	1	(3)	1	(4)	5	—	8

Other service delivery agencies

Revenue	667	804	771	891	723	693	706	683	722	1.0
Expense	(654)	(846)	(722)	(845)	(717)	(661)	(661)	(603)	(649)	-0.1
	13	(42)	49	46	6	32	45	80	73
Accounting adjustments	13	129	(11)	5	33	65	45	99	167
Net impact	26	87	38	51	39	97	90	179	240

Total net fiscal plan impact	(845)	674	(26)	(19)	319	471	1,174	725	516

Total service delivery agency operating results

Revenue	13,979	14,919	15,976	16,932	17,272	17,934	19,108	19,746	20,857	5.1
Accounting adjustments	(441)	914	(187)	(86)	55	56	(55)	105	73
	13,538	15,833	15,789	16,846	17,327	17,990	19,053	19,851	20,930
Expense	(14,393)	(15,147)	(15,794)	(17,035)	(16,928)	(17,526)	(17,867)	(19,132)	(20,424)	4.5
Accounting adjustments	10	(12)	(21)	170	(80)	7	(12)	6	10
	(14,383)	(15,159)	(15,815)	(16,865)	(17,008)	(17,519)	(17,879)	(19,126)	(20,414)
Total net impact	(845)	674	(26)	(19)	319	471	1,174	725	516

Table A2.12 Capital Spending – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Taxpayer-supported:
Education
Schools (K–12)	447	595	595	459	383	313	239	286	322	-4.0
Post-secondary	230	217	254	391	412	605	696	790	874	18.2
Health	316	350	459	275	422	420	568	848	760	11.6
BC Transportation Financing Authority	384	478	485	344	275	407	513	713	821	10.0
Vancouver Convention Centre expansion	—	—	—	—	—	56	51	85	108	n/a
Rapid Transit Project 2000	189	396	300	210	35	14	15	16	15	-27.1
BC Ferries	153	121	55	55	58	—	—	—	—	n/a
Government operating (ministries)	218	156	183	203	183	185	175	268	309	4.5
Other	194	130	211	133	108	45	66	95	157	-2.6
	2,131	2,443	2,542	2,070	1,876	2,045	2,323	3,101	3,366	5.9
Self-supported:
BC Hydro	382	400	411	531	696	574	528	610	807	9.8
BC Transmission Corporation	—	—	—	—	—	—	—	21	50	n/a
Columbia River power projects	24	52	126	118	54	100	84	30	19	-2.9
BC Rail	92	155	124	78	52	33	30	15	19	-17.9
ICBC	25	91	78	107	41	26	31	27	22	-1.6
BC Lotteries	13	10	13	20	30	49	93	83	44	16.5
Liquor Distribution Branch	5	3	20	26	9	2	10	19	22	20.3
	541	711	772	880	882	784	776	805	983	7.8
Total capital spending	2,672	3,154	3,314	2,950	2,758	2,829	3,099	3,906	4,349	6.3

Per cent of GDP: (1)
Taxpayer-supported	1.8	2.0	1.9	1.6	1.4	1.4	1.5	1.8	1.9	0.2
Self-supported	0.5	0.6	0.6	0.7	0.6	0.5	0.5	0.5	0.5	2.0
Total	2.3	2.6	2.5	2.2	2.0	1.9	2.0	2.3	2.4	0.6
Growth rates:
Taxpayer-supported	n/a	14.6	4.1	-18.6	-9.4	9.0	13.6	33.5	8.5	6.9
Self-supported	n/a	31.4	8.6	14.0	0.2	-11.1	-1.0	3.7	22.1	8.5
Total	n/a	18.0	5.1	-11.0	-6.5	2.6	9.5	26.0	11.3	6.9
Per capita: (2)
Taxpayer-supported	535	609	629	508	456	492	553	728	781	4.8
Self-supported	136	177	191	216	214	189	185	189	228	6.7
Total	671	786	820	723	670	681	737	917	1,009	5.2

Real Per Capita Capital Spending (2006 $) (3)	776	900	923	800	724	720	765	933	1,009	3.3
Growth rate (per cent)	n/a	16.0	2.5	-13.3	-9.5	-0.6	6.2	22.0	8.2	3.9

(1)

Capital spending as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2006/07 amounts divided by GDP for the 2006 calendar year). Totals may not add due to rounding.

(2)	Per capita capital spending is calculated using July 1 population (e.g. 2006/07 amounts divided by population on July 1, 2006). Totals may not add due to rounding.

(3)	Capital spending is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2006 CPI for 2006/07 capital spending).

Table A2.13 Provincial Debt – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Taxpayer-supported debt:
Provincial government direct operating	12,056	13,675	12,007	13,779	15,447	15,694	14,510	11,923	9,505	-2.9
Other taxpayer-supported debt (mainly capital):
Education facilities
Schools	3,291	3,639	3,910	4,126	4,333	4,409	4,483	4,588	4,724	4.6
Post-secondary institutions	1,508	1,545	1,543	1,697	1,749	2,066	2,284	2,650	2,909	8.6
	4,799	5,184	5,453	5,823	6,082	6,475	6,767	7,238	7,633	6.0
Health facilities	1,406	1,584	1,926	2,075	2,146	2,215	2,112	2,447	2,813	9.1
Highways, ferries and public transit
BC Transportation Financing Authority	1,433	1,843	2,197	2,514	2,661	2,764	2,474	2,699	3,237	10.7
Public transit	987	952	948	936	930	914	906	904	892	-1.3
SkyTrain extension	133	488	836	1,044	1,105	1,119	1,135	1,145	1,153	31.0
Rapid Transit Project 2000 Ltd	56	101	114	47	3	—	—	—	—	-100.0
BC Transit	59	79	75	79	87	83	78	80	96	6.3
BC Ferries	973	24	21	19	—	—	—	—	—	-100.0
	3,641	3,487	4,191	4,639	4,786	4,880	4,593	4,828	5,378	5.0
Other
BC Buildings	715	615	610	596	456	317	241	246	—	n/a
Social Housing	183	205	265	299	161	156	133	189	216	2.1
Homeowner Protection Office	11	34	71	113	123	129	130	110	110	33.4
552513 British Columbia Ltd. (Skeena Cellulose)	—	—	337	—	—	—	—	—	—	n/a
Other	421	422	244	190	182	116	158	204	219	-7.8
	1,330	1,276	1,527	1,198	922	718	662	749	545	-10.6
Total other taxpayer-supported debt	11,176	11,531	13,097	13,735	13,936	14,288	14,134	15,262	16,369	4.9
Total taxpayer-supported debt	23,232	25,206	25,104	27,514	29,383	29,982	28,644	27,185	25,874	1.4

Self-supported debt:
Commercial Crown corporations and agencies
BC Hydro	7,327	6,880	6,649	6,670	6,784	7,040	6,906	6,892	7,144	-0.3
BC Transmission Corporation	—	—	—	—	—	—	—	37	37	n/a
Columbia River power projects	94	94	113	184	165	215	257	247	236	12.2
BC Rail	607	655	603	614	494	477	—	—	—	n/a
552513 British Columbia Ltd. (Skeena Cellulose)	221	280	—	—	—	—	—	—	—	n/a
Liquor Distribution Branch	3	3	2	13	9	7	6	5	3	n/a
Post-secondary institutions’ subsidiaries	—	—	5	20	18	14	26	19	53	n/a
	8,252	7,912	7,372	7,501	7,470	7,753	7,195	7,200	7,473	-1.2
Warehouse borrowing program	658	1,320	1,312	1,067	—	—	—	—	—
Total self-supported debt	8,910	9,232	8,684	8,568	7,470	7,753	7,195	7,200	7,473	-2.2
Total provincial debt	32,142	34,438	33,788	36,082	36,853	37,735	35,839	34,385	33,347	0.5

Table A2.14 Provincial Debt Supplementary Information – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Per cent of GDP: (1)
Taxpayer-supported debt:
Provincial government direct operating	10.4	11.3	9.1	10.3	11.2	10.8	9.2	7.1	5.3	-8.1
Education facilities	4.2	4.3	4.2	4.4	4.4	4.4	4.3	4.3	4.2	0.3
Health facilities	1.2	1.3	1.5	1.6	1.6	1.5	1.3	1.4	1.6	3.2
Highways, ferries and public transit	3.1	2.9	3.2	3.5	3.5	3.3	2.9	2.9	3.0	-0.6
Other	1.2	1.1	1.2	0.9	0.7	0.5	0.4	0.4	0.3	-15.4
Total taxpayer-supported debt	20.1	20.8	19.1	20.6	21.3	20.6	18.2	16.1	14.4	-4.1
Self-supported debt:
Commercial Crown corporations and agencies	7.1	6.5	5.6	5.6	5.4	5.3	4.6	4.3	4.2	-6.5
Warehouse borrowing program	0.6	1.1	1.0	0.8	—	—	—	—	—	n/a
Total self-supported debt	7.7	7.6	6.6	6.4	5.4	5.3	4.6	4.3	4.2	-7.4
Total provincial debt	27.8	28.5	25.7	27.0	26.7	25.9	22.7	20.4	18.6	-4.9
Growth rates:
Taxpayer-supported debt:
Provincial government direct operating	n/a	13.4	-12.2	14.8	12.1	1.6	-7.5	-17.8	-20.3	-2.0
Education facilities	n/a	8.0	5.2	6.8	4.4	6.5	4.5	7.0	5.5	6.0
Health facilities	n/a	12.7	21.6	7.7	3.4	3.2	-4.7	15.9	15.0	9.3
Highways, ferries and public transit	n/a	-4.2	20.2	10.7	3.2	2.0	-5.9	5.1	11.4	5.3
Other	n/a	-4.1	19.7	-21.5	-23.0	-22.1	-7.8	13.1	-27.2	-9.1
Total taxpayer-supported debt	n/a	8.5	-0.4	9.6	6.8	2.0	-4.5	-5.1	-4.8	1.5
Self-supported debt:
Commercial Crown corporations and agencies	n/a	-4.1	-6.8	1.7	-0.4	3.8	-7.2	0.1	3.8	-1.1
Warehouse borrowing program	n/a	100.6	-0.6	-18.7	-100.0	—	—	—	—	n/a
Total self-supported debt	n/a	3.6	-5.9	-1.3	-12.8	3.8	-7.2	0.1	3.8	-2.0
Total provincial debt	n/a	7.1	-1.9	6.8	2.1	2.4	-5.0	-4.1	-3.0	0.6
Per capita: (2)
Taxpayer-supported debt:
Provincial government direct operating	3,027	3,409	2,973	3,378	3,753	3,777	3,452	2,800	2,205	-3.9
Education facilities	1,205	1,292	1,350	1,428	1,478	1,558	1,610	1,700	1,771	4.9
Health facilities	353	395	477	509	521	533	502	575	653	8.0
Highways, ferries and public transit	914	869	1,038	1,137	1,163	1,174	1,093	1,134	1,248	4.0
Other	334	318	378	294	224	173	157	176	126	-11.5
Total taxpayer-supported debt	5,833	6,284	6,215	6,746	7,140	7,215	6,815	6,385	6,003	0.4
Self-supported debt:
Commercial Crown corporations and agencies	2,072	1,972	1,825	1,839	1,815	1,866	1,712	1,691	1,734	-2.2
Warehouse borrowing program	165	329	325	262	—	—	—	—	—	n/a
Total self-supported debt	2,237	2,301	2,150	2,101	1,815	1,866	1,712	1,691	1,734	-3.1
Total provincial debt	8,070	8,585	8,365	8,847	8,955	9,081	8,526	8,076	7,736	-0.5
Real Per Capita Provincial Debt (2006 $) (3)	9,340	9,831	9,410	9,789	9,680	9,605	8,845	8,212	7,736	-2.3
Growth rate (per cent)	n/a	5.3	-4.3	4.0	-1.1	-0.8	-7.9	-7.2	-5.8	-2.2

(1)	Debt as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2006/07 debt divided by GDP for the 2006 calendar year). Totals may not add due to rounding.

(2)	Per capita debt is calculated using July 1 population (e.g. 2006/07 debt divided by population on July 1, 2006). Totals may not add due to rounding.

(3)	Debt is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2006 CPI for 2006/07 debt).

Table A2.15    Full-Time Equivalents (FTEs) – 1998/99 to 2006/07

										Average
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	annual
($ millions)	1998/99	1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07	change
										(per cent)
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	33,106	33,106	33,579	33,495	29,751	29,049	27,252	27,129	28,647	-1.8
Service delivery agencies	9,527	9,527	8,450	8,447	7,814	4,570	3,822	3,992	3,917	-10.5
Total FTEs	42,633	42,633	42,029	41,942	37,565	33,619	31,074	31,121	32,564	-3.3
Growth rates:
Ministries and special offices (CRF)	n/a	0.0	1.4	-0.3	-11.2	-2.4	-6.2	-0.5	5.6	-1.7
Service delivery agencies	n/a	0.0	-11.3	0.0	-7.5	-41.5	-16.4	4.4	-1.9	-9.3
Population per FTE:
Total FTEs	93.4	94.1	96.1	97.2	109.6	123.6	135.3	136.8	132.4	4.5

(1)	Population per FTE is calculated using July 1 population (e.g. population on July 1, 2006 divided by 2006/07 FTEs).

Table A2.16    Historical Operating Statement Surplus (Deficit)

($ millions)					Crown Corporations and Agencies		SUCH Sector & Regional Authorities	Other Adjustments		Surplus (Deficit) (1)	Surplus (Deficit) as a Per Cent of GDP

	Consolidated Revenue Fund
	Revenue	Expenditure	Balance
1969/70	1,248	1,244	4		—		—	—		—	—
1970/71	1,373	1,274	99		—		—	—		—	1.0
1971/72	1,558	1,474	84		—		—	—		—	0.8
1972/73	1,772	1,675	97		—		—	—		—	0.8
1973/74	2,217	2,071	146		—		—	—		—	0.9
1974/75	2,769	2,779	(10)		—		—	—		—	(0.1)
1975/76	3,124	3,534	(410)		—		—	—		—	(2.1)
1976/77	3,785	3,691	94		—		—	—		—	0.4
1977/78	4,372	4,168	204		—		—	—		—	0.8
1978/79	4,853	4,582	271		—		—	—		—	0.9
1979/80 (1)	5,860	5,318	542		(88)		—	—		454	1.3
1980/81	5,982	6,239	(257)		45		—	—		(212)	(0.5)
1981/82	7,139	7,323	(184)		43		—	—		(141)	(0.3)
1982/83	7,678	8,662	(984)		(257)		—	—		(1,241)	(2.8)
1983/84	8,335	9,347	(1,012)		49		—	—		(963)	(2.0)
1984/85	8,807	9,801	(994)		172		—	—		(822)	(1.6)
1985/86	9,160	10,127	(967)		110		—	—		(857)	(1.6)
1986/87	9,463	10,624	(1,161)		526		—	—		(635)	(1.1)
1987/88	11,007	11,055	(48)		119		—	—		71	0.1
1988/89	12,570	11,834	736		194		—	—		930	1.3
1989/90	13,656	13,200	456		40		—	—		496	0.7
1990/91	14,236	15,010	(774)		107		—	—		(667)	(0.8)
1991/92	14,570	17,101	(2,531)		192		—	—		(2,339)	(2.9)
1992/93	16,172	17,858	(1,686)		210		—	—		(1,476)	(1.7)
1993/94	17,923	18,833	(910)		11		—	—		(899)	(1.0)
1994/95	19,506	19,953	(447)		219		—	—		(228)	(0.2)
1995/96	19,698	20,054	(356)		38		—	—		(318)	(0.3)
1996/97	20,126	20,241	(115)		(270)		—	—		(385)	(0.4)
1997/98	20,216	20,135	81		(248)		—	—		(167)	(0.1)
1998/99	20,312	20,528	(216)		(689)		(56)	—		(961)	(0.8)
1999/2000	21,849	22,161	(312)		343		(44)	—		(13)	—
2000/01	23,745	22,444	1,301		(173)		134	(52	)(3)	1,210	0.9
2001/02	22,704	24,669	(1,965	)(2)	(713	)(2)	176	1,464	(3)	(1,038)	(0.8)
2002/03	21,999	24,941	(2,942)		(218)		537	—		(2,623)	(1.9)
2003/04	23,191	25,249	(2,058)		361		378	—		(1,319)	(0.9)
2004/05	27,309	26,058	1,251		1,057		395	—		2,703	1.7
2005/06	29,480	26,682	2,798		399		603	(710	)(4)	3,090	1.8
2006/07	31,246	27,945	3,301		600		419	(264	)(4)	4,056	2.3

(1)

The provincial government began publishing summary financial statements in 1979/80. Figures for prior years are unavailable. For 1969/70 to 1978/79, the CRF balance is used in place of the summary accounts surplus/(deficit).

(2)	Does not include the $256 million transfer to the CRF for the wind-up of Forest Renewal BC and Fisheries Renewal BC.

(3)	Impact of move to joint trusteeship for public service pension plans.

(4)	Negotiating framework incentive payments.

Table A2.17    Historical Revenue by Source – Consolidated Revenue Fund (1)

									Contributions from		Contributions from
	Taxation		Natural Resources		Fees and Licences		Other Revenue		Crown Corporations		the Federal Government		Total
		% of Total		% of Total		% of Total		% of Total		% of Total		% of Total
Year	($ millions)	Revenue	($ millions)	Revenue	($ millions)	Revenue	($ millions)	Revenue	($ millions)	Revenue	($ millions)	Revenue	($ millions)
1984/85	5,015	56.9	721	8.2	617	7.0	185	2.1	444	5.0	1,825	20.7	8,807
1985/86	5,237	57.2	704	7.7	638	7.0	222	2.4	503	5.5	1,856	20.3	9,160
1986/87	5,354	56.6	658	7.0	685	7.2	133	1.4	609	6.4	2,024	21.4	9,463
1987/88	6,200	56.3	1,223	11.1	728	6.6	167	1.5	635	5.8	2,054	18.7	11,007
1988/89	6,973	55.5	1,272	10.1	984	7.8	556	4.4	636	5.1	2,149	17.1	12,570
1989/90	8,095	59.3	1,249	9.1	1,096	8.0	368	2.7	727	5.3	2,121	15.5	13,656
1990/91	8,702	61.1	1,171	8.2	1,109	7.8	324	2.3	834	5.9	2,096	14.7	14,236
1991/92	8,997	61.8	1,101	7.6	1,247	8.6	326	2.2	701	4.8	2,198	15.1	14,570
1992/93	9,897	61.2	1,264	7.8	1,317	8.1	263	1.6	1,016	6.3	2,415	14.9	16,172
1993/94	11,101	61.9	1,772	9.9	1,382	7.7	351	2.0	1,048	5.8	2,269	12.7	17,923
1994/95	11,937	61.2	2,244	11.5	1,464	7.5	371	1.9	1,028	5.3	2,462	12.6	19,506
1995/96	12,509	63.5	2,026	10.3	1,450	7.4	351	1.8	968	4.9	2,394	12.2	19,698
1996/97	13,094	65.1	2,186	10.9	1,481	7.4	262	1.3	1,148	5.7	1,955	9.7	20,126
1997/98	13,103	64.8	2,197	10.9	1,500	7.4	299	1.5	1,280	6.3	1,837	9.1	20,216
1998/99	13,133	64.7	1,889	9.3	1,484	7.3	347	1.7	1,362	6.7	2,097	10.3	20,312
1999/2000	13,363	61.2	2,455	11.2	1,542	7.1	348	1.6	1,454	6.7	2,687	12.3	21,849
2000/01	13,881	58.5	3,750	15.8	1,526	6.4	337	1.4	1,500	6.3	2,751	11.6	23,745
2001/02	13,652	60.1	3,004	13.2	1,548	6.8	328	1.4	1,437	6.3	2,735	12.0	22,704
2002/03	11,846	53.8	3,196	14.5	1,945	8.8	219	1.0	1,517	6.9	3,276	14.9	21,999
2003/04	13,241	57.1	3,273	14.1	2,031	8.8	288	1.2	1,371	5.9	2,987	12.9	23,191
2004/05	14,284	52.3	3,937	14.4	2,170	7.9	256	0.9	2,100	7.7	4,562	16.7	27,309
2005/06	15,811	53.6	4,527	15.4	2,121	7.2	271	0.9	1,732	5.9	5,018	17.0	29,480
2006/07	17,372	55.6	3,942	12.6	2,248	7.2	360	1.2	1,941	6.2	5,383	17.2	31,246

(1)

Revenue has been restated to reflect the government’s accounting policy at March 31, 2007. Figures exclude dedicated revenue collected on behalf of, and transferred to, Crown corporations and agencies. These revenues are included as part of the operations of the Crown corporations and agencies. Figures are based on Public Accounts information. Figures also exclude liquidation dividends.

Table A2.18    Historical Revenue by Source – Consolidated Revenue Fund Supplementary Information (1)

										Contributions from		Contributions from
	Taxation			Natural Resources		Fees and Licences		Other Revenue		Crown Corporations		the Federal Government		Total
	%		Per Capita	%	Per Capita	%	Per Capita	%	Per Capita	%	Per Capita	%	Per Capita	%	Per Capita
Year	of GDP		($) (2)	of GDP	($) (2)	of GDP	($) (2)	of GDP	($) (2)	of GDP	($) (2)	of GDP	($) (2)	of GDP	($) (2)
1984/85	10.1	`	2,930.2	1.4	421.3	1.2	360.5	0.4	108.1	0.9	259.4	3.7	1,066.3	17.7	5,145.9
1985/86	9.8		2,937.6	1.3	394.9	1.2	357.9	0.4	124.5	0.9	282.1	3.5	1,041.1	17.1	5,138.1
1986/87	9.5		2,888.5	1.2	355.0	1.2	369.6	0.2	71.8	1.1	328.6	3.6	1,092.0	16.7	5,105.4
1987/88	9.9		3,198.6	2.0	631.0	1.2	375.6	0.3	86.2	1.0	327.6	3.3	1,059.7	17.6	5,678.6
1988/89	10.0		3,398.7	1.8	620.0	1.4	479.6	0.8	271.0	0.9	310.0	3.1	1,047.4	18.1	6,126.6
1989/90	10.7		3,677.8	1.7	567.5	1.5	497.9	0.5	167.2	1.0	330.3	2.8	963.6	18.1	6,204.4
1990/91	11.0		3,645.9	1.5	490.6	1.4	464.6	0.4	135.7	1.1	349.4	2.6	878.2	17.9	5,964.4
1991/92	11.0		3,490.8	1.3	427.2	1.5	483.8	0.4	126.5	0.9	272.0	2.7	852.8	17.8	5,653.1
1992/93	11.3		3,637.9	1.4	464.6	1.5	484.1	0.3	96.7	1.2	373.5	2.8	887.7	18.5	5,944.5
1993/94	11.8		3,831.7	1.9	611.6	1.5	477.0	0.4	121.2	1.1	361.7	2.4	783.2	19.1	6,186.4
1994/95	11.9		3,922.1	2.2	737.3	1.5	481.0	0.4	121.9	1.0	337.8	2.4	808.9	19.4	6,409.1
1995/96	11.8		3,908.5	1.9	633.0	1.4	453.1	0.3	109.7	0.9	302.5	2.3	748.0	18.6	6,154.7
1996/97	12.0		3,954.3	2.0	660.2	1.4	447.2	0.2	79.1	1.1	346.7	1.8	590.4	18.5	6,077.9
1997/98	11.5		3,852.7	1.9	646.0	1.3	441.0	0.3	87.9	1.1	376.4	1.6	540.1	17.7	5,944.1
1998/99	11.4		3,816.2	1.6	548.9	1.3	431.2	0.3	100.8	1.2	395.8	1.8	609.4	17.6	5,902.3
1999/2000	11.1		3,815.1	2.0	700.9	1.3	440.2	0.3	99.4	1.2	415.1	2.2	767.1	18.1	6,237.8
2000/01	10.6		3,865.9	2.9	1,044.4	1.2	425.0	0.3	93.9	1.1	417.8	2.1	766.2	18.1	6,613.0
2001/02	10.2		3,704.1	2.2	815.0	1.2	420.0	0.2	89.0	1.1	389.9	2.0	742.1	17.0	6,160.1
2002/03	8.6		3,111.9	2.3	839.6	1.4	510.9	0.2	57.5	1.1	398.5	2.4	860.6	15.9	5,779.1
2003/04	9.1		3,370.7	2.2	833.2	1.4	517.0	0.2	73.3	0.9	349.0	2.0	760.4	15.9	5,903.7
2004/05	9.1		3,525.7	2.5	971.8	1.4	535.6	0.2	63.2	1.3	518.3	2.9	1,126.0	17.3	6,740.7
2005/06	9.4		3,776.1	2.7	1,081.2	1.3	506.6	0.2	64.7	1.0	413.7	3.0	1,198.4	17.5	7,040.7
2006/07	9.7		4,030.6	2.2	914.6	1.3	521.6	0.2	83.5	1.1	450.3	3.0	1,249.0	17.4	7,249.7

(1)

Revenue has been restated to reflect the government’s accounting policy at March 31, 2007. Figures exclude dedicated revenue collected on behalf of, and transferred to, Crown corporations and agencies. These revenues are included as part of the operations of the Crown corporations and agencies. Figures are based on Public Accounts information. Figures also exclude liquidation dividends.

(2)	Per capita revenue is converted to real (inflation adjusted) terms using the BC consumer price index (CPI) for the corresponding calendar year (e.g. 2006 CPI for 2006/07 revenue).

Table A2.19    Historical Expense by Function – Consolidated Revenue Fund (1)

	Health		Social Services		Education		Transportation		Interest		Other (2)		Total
		% of Total		% of Total		% of Total		% of Total		% of Total		% of Total
Year	($ millions)	Expense	($ millions)	Expense	($ millions)	Expense	($ millions)	Expense	($ millions)	Expense	($ millions)	Expense	($ millions)
1984/85	3,042	31.0	1,266	12.9	2,455	25.0	1,263	12.9	275	2.8	1,500	15.3	9,801
1985/86	3,161	31.2	1,298	12.8	2,385	23.6	1,157	11.4	342	3.4	1,784	17.6	10,127
1986/87	3,446	32.4	1,298	12.2	2,495	23.5	905	8.5	384	3.6	2,096	19.7	10,624
1987/88	3,684	33.3	1,349	12.2	2,663	24.1	928	8.4	525	4.7	1,906	17.2	11,055
1988/89	4,012	33.9	1,440	12.2	2,920	24.7	844	7.1	530	4.5	2,088	17.6	11,834
1989/90	4,502	34.1	1,496	11.3	3,228	24.5	1,199	9.1	457	3.5	2,318	17.6	13,200
1990/91	5,028	33.5	1,669	11.1	4,113	27.4	1,188	7.9	478	3.2	2,534	16.9	15,010
1991/92	5,617	32.8	1,994	11.7	4,521	26.4	1,262	7.4	590	3.5	3,117	18.2	17,101
1992/93	6,003	33.6	2,366	13.2	4,804	26.9	1,078	6.0	736	4.1	2,871	16.1	17,858
1993/94	6,287	33.4	2,704	14.4	4,984	26.5	1,024	5.4	844	4.5	2,990	15.9	18,833
1994/95	6,584	33.0	2,890	14.5	5,252	26.3	907	4.5	931	4.7	3,389	17.0	19,953
1995/96	6,778	33.8	3,033	15.1	5,492	27.4	852	4.2	887	4.4	3,012	15.0	20,054
1996/97	7,038	34.8	2,969	14.7	5,750	28.4	844	4.2	867	4.3	2,773	13.7	20,241
1997/98	7,224	35.9	3,048	15.1	5,766	28.6	770	3.8	834	4.1	2,493	12.4	20,135
1998/99	7,478	36.4	3,113	15.2	5,773	28.1	790	3.8	859	4.2	2,515	12.3	20,528
1999/2000	8,019	36.2	3,093	14.0	5,922	26.7	1,697	7.7	835	3.8	2,595	11.7	22,161
2000/01	8,754	39.0	3,212	14.3	6,299	28.1	611	2.7	902	4.0	2,666	11.9	22,444
2001/02	9,888	40.1	3,318	13.5	6,790	27.5	701	2.8	769	3.1	3,203	13.0	24,669
2002/03	10,410	41.7	3,018	12.1	6,817	27.3	750	3.0	705	2.8	3,241	13.0	24,941
2003/04	10,686	42.3	2,715	10.8	6,813	27.0	819	3.2	708	2.8	3,508	13.9	25,249
2004/05	10,833	41.6	2,570	9.9	6,909	26.5	1,700	6.5	677	2.6	3,369	12.9	26,058
2005/06 (3)	11,717	43.9	2,670	10.0	7,178	26.9	811	3.0	593	2.2	3,713	13.9	26,682
2006/07 (3)	12,473	44.6	2,862	10.2	7,519	26.9	813	2.9	543	1.9	3,735	13.4	27,945

(1)	Expense has been restated to reflect the government’s accounting policy at March 31, 2007. Figures are based on Public Accounts information.

(2)	Other includes: protection of persons and property, natural resources and economic development, general government and other expenses.

(3)	Excludes wage settlement incentive payments ($710 million in 2005/06 and $264 million in 2006/07).

Table A2.20    Historical Expense by Function – Consolidated Revenue Fund Supplementary Information (1)

	Health		Social Services		Education		Transportation		Interest		Other (2)		Total
	%	Per Capita	%	Per Capita	%	Per Capita	%	Per Capita	%	Per Capita	%	Per Capita	%	Per Capita
Year	of GDP	($) (3)	of GDP	($) (3)	of GDP	($) (3)	of GDP	($) (3)	of GDP	($) (3)	of GDP	($) (3)	of GDP	($) (3)
1984/85	6.1	1,777.4	2.5	739.7	4.9	1,434.4	2.5	738.0	0.6	160.7	3.0	876.4	19.7	5,726.7
1985/86	5.9	1,773.1	2.4	728.1	4.5	1,337.8	2.2	649.0	0.6	191.8	3.3	1,000.7	18.9	5,680.6
1986/87	6.1	1,859.2	2.3	700.3	4.4	1,346.1	1.6	488.3	0.7	207.2	3.7	1,130.8	18.8	5,731.8
1987/88	5.9	1,900.6	2.2	696.0	4.3	1,373.9	1.5	478.8	0.8	270.8	3.0	983.3	17.7	5,703.3
1988/89	5.8	1,955.5	2.1	701.9	4.2	1,423.2	1.2	411.4	0.8	258.3	3.0	1,017.7	17.0	5,767.9
1989/90	6.0	2,045.4	2.0	679.7	4.3	1,466.6	1.6	544.7	0.6	207.6	3.1	1,053.1	17.5	5,997.2
1990/91	6.3	2,106.6	2.1	699.3	5.2	1,723.2	1.5	497.7	0.6	200.3	3.2	1,061.7	18.9	6,288.7
1991/92	6.9	2,179.4	2.4	773.7	5.5	1,754.1	1.5	489.7	0.7	228.9	3.8	1,209.4	20.9	6,635.2
1992/93	6.9	2,206.6	2.7	869.7	5.5	1,765.8	1.2	396.3	0.8	270.5	3.3	1,055.3	20.5	6,564.2
1993/94	6.7	2,170.1	2.9	933.3	5.3	1,720.3	1.1	353.5	0.9	291.3	3.2	1,032.0	20.0	6,500.5
1994/95	6.6	2,163.3	2.9	949.6	5.2	1,725.6	0.9	298.0	0.9	305.9	3.4	1,113.5	19.9	6,555.9
1995/96	6.4	2,117.8	2.9	947.7	5.2	1,716.0	0.8	266.2	0.8	277.1	2.9	941.1	19.0	6,265.9
1996/97	6.5	2,125.4	2.7	896.6	5.3	1,736.4	0.8	254.9	0.8	261.8	2.5	837.4	18.6	6,112.6
1997/98	6.3	2,124.1	2.7	896.2	5.0	1,695.4	0.7	226.4	0.7	245.2	2.2	733.0	17.6	5,920.3
1998/99	6.5	2,173.0	2.7	904.6	5.0	1,677.5	0.7	229.6	0.7	249.6	2.2	730.8	17.8	5,965.1
1999/2000	6.6	2,289.4	2.6	883.0	4.9	1,690.7	1.4	484.5	0.7	238.4	2.1	740.9	18.3	6,326.9
2000/01	6.7	2,438.0	2.4	894.5	4.8	1,754.3	0.5	170.2	0.7	251.2	2.0	742.5	17.1	6,250.7
2001/02	7.4	2,682.8	2.5	900.2	5.1	1,842.3	0.5	190.2	0.6	208.6	2.4	869.0	18.5	6,693.2
2002/03	7.5	2,734.7	2.2	792.8	4.9	1,790.8	0.5	197.0	0.5	185.2	2.3	851.4	18.0	6,551.9
2003/04	7.3	2,720.3	1.9	691.2	4.7	1,734.4	0.6	208.5	0.5	180.2	2.4	893.0	17.3	6,427.6
2004/05	6.9	2,673.9	1.6	634.4	4.4	1,705.4	1.1	419.6	0.4	167.1	2.1	831.6	16.5	6,431.9
2005/06 (4)	6.9	2,798.4	1.6	637.7	4.3	1,714.3	0.5	193.7	0.4	141.6	2.2	886.8	15.8	6,372.4
2006/07 (4)	6.9	2,894.0	1.6	664.0	4.2	1,744.5	0.5	188.6	0.3	126.0	2.1	866.6	15.6	6,483.8

(1)	Expense has been restated to reflect the government’s accounting policy at March 31, 2007. Figures are based on Public Accounts information.

(2)	Other includes: protection of persons and property, natural resources and economic development, general government and other expenses.

(3)	Per capita expense is converted to real (inflation adjusted) terms using the BC consumer price index (CPI) for the corresponding calendar year (e.g. 2006 CPI for 2006/07 expense).

(4)	Excludes wage settlement incentive payments ($710 million in 2005/06 and $264 million in 2006/07).

Table A2.21   Historical Provincial Debt Summary (1)

	Taxpayer-Supported Debt									Taxpayer-
Year	Provincial Government Direct Operating	Education Facilities Capital Financing	Health Facilities Capital Financing	Highways, Ferries and Public Transit	Other (2)	Total Taxpayer- Supported Debt	Self- Supported Debt (3)	Total Provincial Debt	Total Debt as a Per Cent of GDP	Supported Debt as a Per Cent of GDP
					(millions)				(per cent)
1969/70	—	338	42	142	100	622	1,661	2,283	24.7	6.7
1970/71	—	362	64	172	99	697	1,808	2,505	25.6	7.1
1971/72	—	380	85	233	95	793	1,948	2,741	24.9	7.2
1972/73	—	408	105	288	87	888	2,062	2,950	23.8	7.2
1973/74	—	425	117	340	145	1,027	2,228	3,255	21.1	6.7
1974/75	—	485	133	386	149	1,153	2,650	3,803	21.3	6.5
1975/76	—	557	178	544	145	1,424	3,144	4,568	23.1	7.2
1976/77	261	658	236	649	188	1,992	3,787	5,779	24.4	8.4
1977/78	261	710	291	656	215	2,133	4,464	6,597	24.9	8.1
1978/79	261	778	334	653	91	2,117	4,838	6,955	23.3	7.1
1979/80	235	836	401	730	195	2,397	5,704	8,101	23.3	6.9
1980/81	209	919	461	729	270	2,588	5,956	8,544	21.6	6.5
1981/82	183	1,067	561	844	291	2,946	7,227	10,173	22.7	6.6
1982/83	883	1,204	660	1,024	894	4,665	7,692	12,357	27.4	10.4
1983/84	1,596	1,321	712	1,392	1,174	6,195	8,440	14,635	30.8	13.0
1984/85	2,476	1,308	717	691	1,276	6,468	9,082	15,550	31.2	13.0
1985/86	3,197	1,276	680	1,034	1,376	7,563	8,990	16,553	30.9	14.1
1986/87	4,802	1,268	681	1,097	812	8,660	8,485	17,145	30.3	15.3
1987/88	5,017	1,278	716	1,192	660	8,863	8,149	17,012	27.2	14.2
1988/89	4,919	1,322	763	1,213	842	9,059	7,396	16,455	23.7	13.1
1989/90	4,209	1,367	837	1,244	1,262	8,919	7,340	16,259	21.5	11.8
1990/91	4,726	1,565	959	1,287	1,281	9,818	7,444	17,262	21.8	12.4
1991/92	6,611	1,939	1,040	1,527	1,431	12,548	7,493	20,041	24.5	15.3
1992/93	8,969	2,426	1,141	1,719	1,641	15,896	7,526	23,422	26.8	18.2
1993/94	10,257	3,054	1,181	1,862	1,627	17,981	7,946	25,927	27.6	19.1
1994/95	10,181	3,631	1,318	2,158	1,749	19,037	8,013	27,050	26.9	18.9
1995/96	10,237	3,990	1,399	2,598	1,695	19,919	8,847	28,766	27.2	18.9
1996/97	11,030	4,230	1,431	3,144	1,440	21,275	8,096	29,371	27.0	19.5
1997/98	11,488	4,352	1,417	3,463	1,431	22,151	8,204	30,355	26.5	19.4
Information from 1998/99 onwards has been restated to include SUCH sector fiscal data.
1998/99	12,056	4,757	1,406	3,641	1,330	23,190	8,928	32,118	27.8	20.1
1999/2000	13,675	5,142	1,584	3,487	1,276	25,164	9,250	34,414	28.5	20.8
2000/01	12,007	5,416	1,926	4,191	1,527	25,067	8,697	33,764	25.7	19.1
2001/02	13,779	5,801	2,075	4,639	1,198	27,492	8,566	36,058	27.0	20.6
2002/03	15,447	6,082	2,146	4,786	922	29,383	7,470	36,853	26.7	21.3
2003/04	15,694	6,475	2,215	4,880	718	29,982	7,753	37,735	25.9	20.6
2004/05	14,510	6,767	2,112	4,593	662	28,644	7,195	35,839	22.7	18.2
2005/06	11,923	7,238	2,447	4,828	749	27,185	7,200	34,385	20.4	16.1
2006/07	9,505	7,633	2,813	5,378	545	25,874	7,473	33,347	18.6	14.4

(1)

Debt is after deduction of sinking funds, unamortized discounts and unrealized foreign exchange gains/(losses), and excludes accrued interest. Government direct and fiscal agency debt accrued interest is reported in the government’s accounts as an accounts payable. Figures for 1998/99 onwards have been restated to conform with the presentation used for 2006 and to reflect changes in underlying data.

(2)	Includes BC Buildings, BC Housing Management Commission, Provincial Rental Housing Corporation, other taxpayer-supported Crown agencies, and loan guarantee provisions.

(3)	Includes commercial Crown corporations and agencies and funds held under the province’s warehouse borrowing program.

Table A2.22 Provincial Taxes (as of June 2007)

Type and
Statute Reference	Tax Base	Tax Rate	Characteristics and Exemptions

Income — Income Tax Act	Taxable Income (1) Corporate.	12% of taxable income (small business rate: 4.5%).

The Canada Revenue Agency administers BC’s personal and corporate taxes under an agreement between the province and the federal government.

Corporate tax credits include the scientific research and experimental development tax credit, book publishing tax credit and the film tax credit. In addition, the political contributions tax credit, royalty tax credit, mining exploration tax credit, logging tax credit, training tax credits and venture capital tax credits are available to both individuals and corporations.

	(2) Personal.	Tax rates of 5.7%, 8.65%, 11.1%, 13.0% and 14.7% corresponding to tax brackets of up to $34,397, $34,397 to $68,794, $68,794 to $78,984, $78,984 to $95,909 and over $95,909.

BC provides a set of non-refundable credits similar to most federal non-refundable credits.

BC Family Bonus and BC Earned Income Benefit are combined with the federal government’s Canada Child Tax Benefit in a single monthly payment to families. Tax credits for claims against personal income taxes include the refundable sales tax credit, mining flow- through share tax credit and employee venture capital tax credits.

Capital — Corporation Capital Tax Act	Net BC paid-up capital.	Banks, trust companies and credit unions with net paid-up capital: greater than $1 billion — 3%; $1 billion or less or headquartered in British Columbia 1%.

Associated groups of corporations with net paid-up capital of less than $10 million are exempt from the tax. The tax rate is phased in for corporations with net British Columbia paid-up capital between $10 million and $10.25 million. There is a special flat fee for corporations above the exemption threshold but with net paid-up capital allocated to British Columbia below the threshold.

Real Property Transfers — Property TransferTax Act	Fair market value of property or interest in property transferred; for presold strata units purchased at arm’s length, total consideration for the strata unit.	1% on the first $200,000 of value transferred and 2% on amounts in excess of $200,000.

Exemptions include: transfers of principal residences, recreational residences and family farms to related individuals; transfers of property between spouses pursuant to written separation agreements or court orders; transfers of property to local governments, registered charities and educational institutions; transfers of property to veterans under the Veterans’ Land Act (Canada); transfers of land to be protected, preserved, conserved or kept in a natural state; and transfers of leases less than 31 years in duration. A number of technical exemptions are also provided. Eligible first time home- buyers are exempt from tax on transfers of eligible properties.

Retail Sales — Social Service Tax Act	Purchase and lease price of tangible personal property, repair labour and legal services.	General rate is 7%. Liquor 10%. Passenger vehicles: under $55,000 — 7%; $55,000 to $56,000 — 8%; $56,000 to $57,000 — 9%; over $57,000 — 10%.

Collected through vendors and lessors registered under the act and paid by purchasers and lessees. The exemptions generally fall into four categories: (1) items considered to be basic necessities of life such as food and drugs; (2) specified inputs for certain sectors to enhance competitiveness such as the exemption for machinery and equipment used in manufacturing and in the natural resource industries and the exemption of specified equipment used by bona fide farmers, fishers and aquaculturists; (3) safety-related equipment designed to be worn by a worker, such as high-visibility vests and steel-toed boots, and specified general safety equipment such as life jackets; (4) energy conservation materials and equipment such as insulation material for buildings, and eligible wind, solar and micro- hydro equipment.

Accommodation — Hotel Room Tax Act	Purchase price of accommodation.	8%. Local governments may apply to have the province levy an additional tax of up to 2% on their behalf.

Exemptions include accommodation rented for a period in excess of one month; lodging provided in hospitals and nursing homes; lodging supplied to employees by employers; lodging in industrial camps; lodging on ships or trains; hotel rooms not used for accommodation; charges of $30 or less per day; charitable institutions; trailer parks and campsites; cabins without utilities and other amenities; and establishments with accommodation for less than four tenants.

Tobacco — Tobacco Tax Act	By cigarette, cigar retail price, and weight on other tobacco products.	17.9 cents per cigarette and tobacco stick; 77% of retail price on cigars to a maximum tax of $5 per cigar; 17.9 cents per gram of loose tobacco.

Motor Fuel — Motor Fuel Tax Act

Tax generally applies to all fuels used in internal combustion engines. Qualifying persons with disabilities who own or lease a vehicle are entitled to refunds of provincial tax paid up to an annual maximum of $500. In the South Coast British Columbia transportation service region the province collects an additional 6 cents per litre tax on clear gasoline and motive fuel on behalf of Translink to help fund regional public and private transportation system costs. In the Victoria Regional Transit service area the province collects an additional 2.5 cents per litre on behalf of BC Transit to help fund the public transit system.

Clear gasoline (unleaded gasoline only).

14.5 cents per litre. Includes 6.75 cents per litre collected on behalf of the BC Transportation Financing Authority. Of the tax collected in the South Coast British Columbia transportation service region, 6 cents is collected on behalf of TransLink.

Motive fuel.

15.0 cents per litre. Includes 6.75 cents per litre collected on behalf of the BC Transportation Financing Authority. Of the tax collected in the South Coast British Columbia transportation service region, 6 cents is collected on behalf of TransLink.

Tax applies to diesel fuel or a combination of fuels including diesel fuels, but does not include alternative motor fuels or coloured fuels. Refunds of 0.5 cents per litre are available for motive fuel used in private passenger vehicles.

	Alternative motor fuels.	Propane 2.7 cents per litre.

Natural gas and 85% methanol blends are exempt from tax. Ethanol is exempt from tax when blended with gasoline or diesel fuel if the ethanol portion is at least 5% but less than 25%. Biodiesel is exempt from tax when blended with clear diesel fuel or used as 100% clear biodiesel.

	Coloured fuel, marine diesel fuel.	3 cents per litre.

Coloured fuel may be used in all vehicles not licensed to operate on a highway and in specific industrial vehicles. Bona fide farmers are exempt from paying the tax when fuel is used for farming purposes.

	Locomotive fuel.	3 cents per litre.	Tax applies to fuel specifically for use in locomotives.
	Jet and aviation fuel.	2 cents per litre.	Jet fuel tax applies to fuel produced specifically for use in a turbine aircraft engine. Aviation fuel tax applies to fuel produced specifically for use in a non-turbine aircraft engine.
	Natural gas used in stationary engines.	7% of price if purchased. 1.1 cents per 810.32 litres if used but not purchased.	Tax applies to natural gas used in stationary engines other than pipeline compressors.
	Natural gas used in pipeline compressors to transmit marketable gas.	1.9 cents per 810.32 litres.	Tax applies to natural gas used in a stationary engine at a pipeline compressor station.

	Natural gas used in pipeline compressors to extract and transmit raw gas from wells to processing plants.	Exempt

	Natural gas used in compressors to re-inject sour gas into depleted wells.	Exempt.

	Marine bunker.	Exempt	Exemption applies to bunker fuel, or a combination of bunker and other fuels used as fuel in a ship.
	Marine gas oil.	Exempt	Exemption applies to marine gas oil when used in primary gas turbine engines to propel passenger and cargo vessels.
Natural resources — Logging Tax Act	Net income from logging in BC.	10% (fully recoverable against federal and provincial corporation and personal income tax).	Net income from logging after deducting non-forestry income and a processing allowance.
— Mineral Land Tax Act	Assessed value of freehold mineral land and production areas.	Undesignated mineral land — $1.25 to $4.94 per hectare. Designated production areas — $4.94 per hectare.	Rates of tax set on sliding scale, dependent on size and designation of land.

—Mineral Tax Act	Cash flow from individual metal and coal mines (other than placer gold mines).	2% of net current proceeds (NCP). 13% of net revenue (NR).

Tax calculated on a mine-by-mine basis. NCP tax paid on current operating cash flow until all current and capital costs, plus any investment allowance, are recovered. NR tax paid thereafter on cumulative cash flow. NCP tax creditable against NR tax.

$0.15 per tonne removed from
	Volume of production of limestone, dolomite, marble, shale, clay, volcanic ash, diatomaceous earth, sandstone, quartzite and dimension stone.	all quarries operated.

An operator may deduct 25,000 tonnes from the total number of tonnes removed from all quarries operated by that operator. However the amount deducted from any one quarry by all operators of that quarry must not exceed 25,000 tonnes.

	Value of minerals sold by placer gold mines.	0.5% of value of minerals sold.
Insurance — Insurance Premium Tax Act	Direct premiums written.	4.4% for vehicle and property insurance; 2% for life, sickness, personal accident and loss of salary and wages insurance and 4 percent for other insurance.

Exemptions — benefit societies; mutual corporations with 50% of income from farm or 100% from religious, educational or charitable institutions; marine, except pleasure craft; approved medical or hospitalization plans.

Real property — Taxation (Rural Area) Act	Assessed value of land and improvements in rural areas (outside municipalities). Assessment determined under the Assessment Act.

Rates are set annually as a percentage of assessed value. For residential properties the rates are set to increase average residential rural taxes by the rate of inflation. For 2007, the rates are set so that total non-residential rural tax revenues increase by inflation plus new construction. For 2007, the rates are 0.05% for farms; 0.046% for managed forest lands; 0.059% for residential; 0.110% for recreational property/non-profit organizations; 0.326% for light industry, business and other property not contained in any other class; 0.412% for utilities; 0.45% for major industry.

Some exemptions apply under various statutes.
Residential school tax — School Act	Assessed value of residential land and improvements. Assessment determined under the Assessment Act.

Rates are set annually to increase average gross residential taxes by the rate of inflation. The rates vary by school district. For 2007 rates range from about 0.141% to 0.777%; weighted average 0.21%.

Basic rates are calculated using a formula to moderate effects of varying average assessments on school district taxes. School districts may levy additional tax if authorized by local referendum. Amendments to the School Act in 2002 allow the Minister of Finance to apply different tax rates within a school district. Tofino is the only municipality with a rate that differs from the rest of the school district.

Non-residential school tax — School Act	Assessed value of non- residential land and improvements. Assessment determined under the Assessment Act.

Rates are set annually. For 2007, the rates are set so that total non- residential school tax revenues increase by inflation plus new construction. For 2007 the rates are 0.39% for recreational property/non-profit organizations; 0.21% for managed forest land; 0.68% for farms; 0.79% for light industry, business and other property not contained in any other class; 1.25% for major industry; 1.47% for utilities.

Some exemptions apply under various statutes.
Police Tax – Police Act	Assessed value of land and improvements in municipalities under 5,000 population and in rural areas. Assessment determined under the Assessment Act.

Rates are set annually to raise up to 50 % of the cost of rural policing. Rates are set for each of the eight property classes in each municipality under 5,000 population, in each electoral area of the province and in the area of the province outside a regional district.

2007 is the first year that the Police Tax is imposed. Basic rates are calculated using a formula that moderates the effect of variations in assessed value in the province by adjusting for population. Adjustments are made to the rates to reflect the contribution taxpayers in the rural areas make to policing costs through the rural area property tax. Adjustments are also made to account for traffic fine revenue sharing.

Table A2.23   Interprovincial Comparisons of Tax Rates – 2007

                        (Rates known as of June 30, 2007) (1)

									Prince
	British		Saskat-				New	Nova	Edward	New-
Tax	Columbia(2)	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland
Corporation income tax(3)
(per cent of taxable income)
General Rate	12	10	13	14	14	9.9	13	16	16	14
Manufacturing Rate	12	10	10	14	12	9.9	13	16	16	5
Small Business Rate	4.5	3	4.5	3	5.5	8.0	5	5	4.3	5
Small Business Threshold ($000s)	400	430	450	400	400	400	400	400	400	400
Corporation Capital Tax (4)
Non-financial	Nil	Nil	.15	.3/.5	.285	.49	.20	.225/.45	Nil	Nil
Financial	1.0/3.0	Nil	.7/3.25	3.0	.57/.855	.98	3.0	4.0	5.0	4.0
Health Care Premiums (5) Individual/family	54/108	44/88	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Payroll tax (6) (per cent)	Nil	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2.0
Insurance premium tax (per cent) (7)	2-4.4	2-3	3-4	2-3	2-3.5	2-3	2-3	3-4	3.5	4
Fuel tax (cents per litre)(8)
Gasoline	14.5	9.0	15.0	11.5	14.7	22.0	17.8	22.8	20.1	24.1
Diesel	15.0	9.0	15.0	11.5	14.3	23.0	24.2	22.5	20.2	24.2
Sales tax (per cent)(9)
General rate	7	Nil	5	7	8	7.5	8	8	10	8
Liquor(10)	10	Nil	10	7	10, 12	7.5	8	8	37.5	8
Meals	Nil	Nil	Nil	7	8	7.5	8	8	10	8
Accommodation	8	4	5	7	5	7.5	8	8	10	8
Tobacco tax (dollars per carton of 200 cigarettes) (11)	35.80	37.00	40.20	39.90	25.95	20.60	28.20	38.50	34.90	41.65

(1)	Rates shown are those known as of June 30, 2007 and that are in effect for 2007.

(2)	British Columbia rates are those announced in the February 20, 2007 Budget.

(3)

Provinces planning to eliminate their general corporation capital taxes include Saskatchewan on July 1, 2008, Manitoba by 2011, Ontario by July 2010, Quebec by 2011 and Nova Scotia by 2012. Ontario and Quebec plan to eliminate their tax on financial institutions at the same time as their taxes on general corporations are eliminated.

(4)

Ontario has a deduction of $10 million for all corporations; Manitoba has a $5 million deduction and the higher rate applies to corporations with taxable capital in excess of $12.5 million; Saskatchewan has a $10 million deduction with up to an additional $10 million proportional to wages and salaries paid in the province; Quebec has a $600,000 deduction. Large Saskatchewan resource corporations are assessed a surcharge on the value of Saskatchewan resource sales. Ontario and Quebec have an additional surcharge or compensation tax on financial institutions.

(5)

British Columbia has a two-person rate of $96. British Columbia and Alberta offer premium assistance in the form of lower rates or an exemption from premiums for lower income individuals and families. Ontario and Quebec levy health care contributions as additions to provincial personal income taxes payable.

(6)	Provinces with payroll taxes provide payroll tax relief for small businesses.

(7)

The lower rate applies to premiums for life, sickness and accident insurance; the higher rate applies to premiums for property insurance including automobile insurance. In Ontario, Quebec and Newfoundland specific sales taxes also apply to insurance premiums, except those related to individual life and health.

(8)

Tax rate is for regular fuel used on highways. The British Columbia rate includes 6.75 cents per litre dedicated to the BC Transportation Financing Authority. The rates do not include regional taxes. The tax rates for Quebec, New Brunswick, Nova Scotia and Newfoundland include provincial sales tax based on current pump prices. The rate for PEI includes a 10% tax on the estimated wholesale price.

(9)	The rates shown are statutory rates. Quebec and PEI impose tax on the purchase price including GST.

(10)

In Ontario, sellers of liquor at licensed establishments are generally required to charge sales tax at the rate of 10 per cent; however, a rate of 12 per cent applies to liquor purchased at beer manufacturers’ outlets, Brewers Retail stores, government liquor stores and wine stores.

(11)	Includes estimated provincial sales tax where applicable.

Table A2.24   Summary of Tax Changes Announced in 2007

Income Tax Act

• A 10 per cent personal income tax cut up to $100,000 in income is introduced.

• The Book Publishing Tax Credit is extended to 2012.

• The Scientific Research and Experimental Development Tax Credit is extended to 2014.

• An enhanced dividend tax credit is introduced to parallel the federal enhanced dividend tax credit.

• A new package of training tax credits is introduced for employers and their apprentice employees.

• The royalty and deemed income rebate is eliminated effective January 1, 2007.

• An additional 10 per cent credit is made available under the Mining Exploration Tax Credit for mineral exploration activity in Mountain Pine Beetle affected areas.

Mineral Tax Act

• The new mine allowance is extended to 2016.

Social Service Tax Act

• Exemptions on energy efficient residential heating equipment are extended.

• Tax concession for hybrid electric vehicles is extended to March 31, 2011.

• The production machinery and equipment (M&E) exemption for oil and gas exploration and development is expanded to include additional equipment.

• New provisions simplify the application of tax for businesses that acquire equipment for lease and occasionally supply the equipment with an operator.

Motor Fuel Tax Act

• Effective February 21, 2007, all biodiesel is eligible for alternative motor fuel status. As a result, biodiesel fuel in all blends of biodiesel fuel with clear diesel fuel and 100 per cent clear biodiesel is exempt from tax.

Land Tax Deferment Act

• Effective for the 2007 tax year, the age at which a home owner may begin to defer annual property taxes on their principal residence is lowered to 55 years of age from 60 years of age.

Property Transfer Tax Act

• Effective February 21, 2007, purchasers who acquire a home from a BC affiliate of Habitat for Humanity Canada may claim the exemption under the First Time Home Buyers’ Program based on the principal amount of the first ranking mortgage that secures financing applied to the transfer which is in favour of Habitat.

• Effective February 21, 2007, the maximum fair market value of properties eligible for the exemption under the First Time Home Buyers’ Program is increased to $375,000 throughout the province (up from $325,000 in the Capital Regional District, Fraser Valley Regional District and Greater Vancouver Regional District and up from $265,000 in all other areas of the province).

Homeowner Grant Act

• Effective for the 2007 tax year, the threshold for the phase-out of the homeowner grant is increased to $950,000 from $780,000. This change ensures that in excess of 95 per cent of homeowners are eligible for the full grant. For properties valued above the threshold of $950,000, the grant is reduced by $5 for every $1,000 of assessed value in excess of the threshold.

• Effective for the 2007 tax year, the homeowner grant is provided to eligible low-income homeowners who, but for the high assessed value of their home, would receive the additional home owner grant. Key eligibility criteria for the supplement are that a homeowner:

• could qualify for the additional home owner grant amount (seniors, certain veterans and certain persons with disabilities), except that their home is assessed above the threshold; and

• meets low-income criteria.

This measure ensures that low-income seniors and other qualified individuals who own and reside in properties that have increased in value beyond the threshold but who may face financial hardship receive some or all of the homeowner grant. The Ministry of Small Business and Revenue administers the program and applications must be made directly to the Ministry.

Police Act

• As previously announced, the province introduced a new funding model for policing. Effective for 2007, taxpayers in municipalities with populations under 5,000 and in rural areas will pay up to 50 per cent of the total annual provincial policing costs for these areas.

Chapter Three

Commercial Crown
Corporations Review

Chapter 3 – Commercial Crown Corporations Review

Introduction

Over the years, British Columbia’s governments have created or acquired a number of commercial Crown corporations as a means of combining public policy goals with private sector management practices. The Crown corporations vary greatly in terms of size and scope, from large companies such as the BC Hydro and Power Authority and the Insurance Corporation of British Columbia to the more limited scope of entities such as the Provincial Capital Commission.

The provincial government’s commercial Crown corporations report on their operations through the usual corporate publications such as audited financial statements and annual reports. However, under the Budget Transparency and Accountability Act, they are also required to table annually in the BC Legislature a three-year Service Plan outlining financial and non-financial performance targets, as well as an Annual Service Plan Report on the results achieved in relation to the previous year’s Service Plan.

In general, the Service Plans are tabled each February in conjunction with the provincial government’s Budget and Fiscal Plan. The Annual Service Plan Reports are tabled around the end of June in conjunction with the release of the provincial government’s Public Accounts. The commercial Crown corporations also post the above reports on their websites.

BC Hydro and Power Authority

BC Hydro is one of North America’s leading providers of clean, renewable energy, and the largest electric utility in British Columbia, serving approximately 95 per cent of the province’s population and 1.7 million customers. The utility has a generating capacity of 11.3 gigawatts, and has 55.2 thousand kilometres of distribution lines and 18.3 thousand kilometres of transmission lines.

BC Hydro’s mandate is to provide a reliable, sustainable, low cost supply of electricity to the people of British Columbia. BC Hydro’s general powers and governance are established under the terms of the Hydro and Power Authority Act. The BC Hydro Public Power Legacy and Heritage Contract Act provides further direction with respect to BC Hydro’s assets. The act ensures public ownership of BC Hydro’s heritage resources, which includes BC Hydro’s transmission and distribution systems, and all of BC Hydro’s existing generation and storage assets. As well, BC Hydro is regulated by the British Columbia Utilities Commission (BCUC) under the terms of the Utilities Commission Act. The BCUC is responsible for ensuring that energy utilities under its jurisdiction charge fair, just and reasonable rates for energy, and provide safe, adequate and secure service to customers.

While BC Hydro owns the majority of the transmission and distribution systems that deliver electricity in the province, the transmission systems are managed by the BC Transmission Corporation at arm’s length from BC Hydro in order to ensure equal access to the transmission network for all power producers in the province.

Table 3.1	British Columbia Hydro and Power Authority
Five-Year Income Statement for the Years Ended March 31

($ millions, unless otherwise indicated)	2003	2004	2005	2006	2007

Domestic energy revenue	2,475	2,553	2,704	2,727	2,791
Domestic energy costs	863	963	1,095	1,135	1,037
	1,612	1,590	1,609	1,592	1,754
Trade margin	369	254	157	231	326
Revenue net of energy costs	1,981	1,844	1,766	1,823	2,080
Operations, maintenance and administration expenses	(573)	(621)	(717)	(805)	(716)
Amortization and depreciation	(417)	(526)	(410)	(411)	(383)
EBIT	991	697	639	607	981
Interest and taxes	(602)	(599)	(461)	(582)	(602)
Operating results	389	98	178	25	379
Unusual items	(37)	(8)	137	––	––
Net transfer (to) from regulatory accounts	66	21	87	241	28
Net income	418	111	402	266	407

Financial data:
Dividend paid to shareholder	338	73	339	223	331
Capital spending (1)	680	606	529	607	780
Property, plant and equipment (including intangible assets)	9,793	9,900	9,982	10,023	10,422
Debt (including current portion)	6,849	6,853	6,583	6,627	6,916

Performance indicators:
Hydro generation (gigawatt hours)	47,665	44,540	41,601	46,850	44,476
Domestic requirements (gigawatt hours)	48,677	50,151	51,205	52,440	52,911
Average System Availability Index (per cent)	99.957	99.949	99.955	99.957	99.967
Customer Average Interruption Duration Index (hours)	2.60	2.77	2.69	2.10	2.16
ROCE (1) (per cent)	11.44	7.92	7.38	7.01	11.52

(1) Excludes impact of regulatory accounts.

BC Hydro participates in the western North America energy trade market through the activities of its subsidiary Powerex Inc. BC Hydro uses the energy trade market to make the best financial use of its hydro storage and generation capacity by selling power when energy prices are high, and acquiring electricity for domestic demand or later re-sale when energy prices are low.

BC has increasingly become a net importer of electricity. Domestic demand has risen by 8.7 per cent over the last five years while domestic generating capacity has only increased 2.0 per cent. The remaining 4.1 per cent increase in annual domestic energy revenue is due to price increases since 2004/05. Notwithstanding recent price increases, BC domestic power rates remain among the lowest in North America.

BC Hydro’s domestic energy costs are largely dependent on its hydro-electric storage and generation capability, which in turn is affected by water inflows into reservoirs. Low inflows, such as those that occurred in 2003/04 and 2004/05, impair hydro generation, resulting in higher energy costs from purchases to meet domestic demand. Energy prices also significantly affect energy costs as well as trade income. In 2005/06, high energy prices for purchases to meet demand resulted in an increase in energy cost despite improved hydro generation. These factors have a significant impact on operating results and BC Hydro’s return on capital employed (ROCE).

Chart 3.1 Electricity price competitiveness

Main source for all data: Hydro Quebec’s “Comparison of Electricity Prices in Major North American Cities” for rates in effect as of April 1, 2006.

BC Hydro rates  have been adjusted to reflect the net rate increase effective February 1, 2007, and comparator utility data has been adjusted to September 30, 2006 for known rate changes (based on BC Hydro estimates) and for movements in exchange rates.

BC Hydro’s capital spending is driven as much by a requirement for sustaining existing capital (many of its key assets were constructed in the 1960’s and 1970’s) as it is for capital expansion to meet the growing demands of a strong economy. Under the provincial government’s 2007 Energy Plan, increasing demand is to be met with conservation and demand management, upgrades to BC Hydro’s existing facilities, increased purchases from independent power producers, and, potentially, new larger-scale projects.

The electric utility standard for reliability is defined as a combination of Average System Availability Index (ASAI) and Customer Average Interruption Duration Index (CAIDI). BC Hydro is generally in the third quartile of Canadian and US utilities for ASAI and CAIDI due to terrain, weather, and the long distances between the primary generating facilities on the Peace and Columbia Rivers and demand centres in the Lower Mainland and Vancouver Island. For Fiscal 2007, reliability was lower than planned because of the impact of severe winter wind and snowstorms.

BC Liquor Distribution Branch

LDB is responsible for the importation, distribution and retailing of beverage alcohol in British Columbia and the operation of government liquor stores and distribution centres in the province. LDB, under the authority of the Liquor Distribution Act, has the sole right to purchase beverage alcohol, both in and out of British Columbia, in accordance with the Importation of Intoxicating Liquors Act (Canada).

LDB has a workforce of approximately 3,500 full and part-time employees, and manages its retail and wholesale business through the operation of 201 government liquor stores throughout the province; two distribution centres located in Vancouver and Kamloops; and a head office facility in Vancouver.

LDB also issues appointments or authorizations and enters into contracts with the private sector for the operation of private retail outlets, such as licensee

Table 3.2	Liquor Distribution Branch
Five-Year Income Statement for the Years Ended March 31

($ millions)	2003	2004	2005	2006	2007
Provincial liquor sales	1,885.3	1,998.2	2,148.4	2,249.5	2,434.4
Less: commissions and discounts	55.4	69.5	91.3	124.9	145.9
Net sales	1,829.9	1,928.7	2,057.1	2,124.6	2,288.5
Cost of sales	925.6	992.2	1,048.6	1,101.7	1,197.7
Gross margin	904.3	936.5	1,008.5	1,022.9	1,090.8
Operating expenses	(254.9)	(215.3)	(240.0)	(242.4)	(256.3)
Other income	4.8	5.5	10.1	20.0	5.8
Net income	654.2	726.7	778.6	800.5	840.3

Financial data:
Commissions as a per cent of total sales	2.94	3.48	4.25	5.55	5.99
Gross margin percentage	47.97	46.87	46.94	45.47	44.81

Performance indicators:
Operating costs per dollar of revenue (1) (cents)	12.13	12.01	11.47	10.83	10.53
Sales per square foot (dollars)	n/a	1,197	1,309	1,347	1,425
Inventory turnover (times per year)	14.5	14.8	15.2	15.7	16.6

(1) Excludes the impact of restructuring accruals.

retail stores (LRSs), rural agency stores, beverage alcohol manufacturer stores, independent wine stores and duty-free stores.

As of March 31, 2007, there were a total of 1,072 private liquor stores in the province, a 94 per cent increase from 562 stores five years ago. The expansion has been predominantly in the area of LRSs, whose numbers have been allowed to increase by over 118 per cent (from 290 to 631) in a move to bring more private sector competition into the liquor marketplace.

LDB has experienced a number of policy changes over the last five years that have affected its operating ratios. In addition to the increase in their numbers, LRSs are now permitted to sell spirits as well as beer and wine beverages, and their product discount has been increased to 16 per cent from the 10 per cent of five years ago. Other policy changes include moving from a percentage to a flat markup on beer products and the consolidation of a number of government liquor stores into larger “Signature” retail outlets.

From an operating perspective, the impacts on LDB from these policy changes has been a doubling of commissions as a percentage of total sales (currently at 6.0 per cent), a 3.2 per cent decrease in gross margin, and a 16 per cent reduction in market share for counter sales. However, LDB has initiated efficiencies in its distribution network by initiating direct shipments to LRSs from its warehouses instead of routing them through the local liquor stores. This change improved its inventory turnover, and reduced its operating costs per dollar of revenue by 19 per cent. Revamping the retail outlets has also improved the sales per square foot results.

BC Lottery Corporation

British Columbia’s gaming industry is operated and regulated under the authority and direction of the provincial government under the terms of the Criminal Code of Canada. Under the Gaming Control Act (2002), BCLC is designated as the agent of the Crown responsible for conducting, managing and operating all forms of lottery, casino and commercial bingo gaming in the province. BCLC also participates in the marketing of nationwide and regional lottery games in association with other provinces of Canada.

At its inception, BCLC operated within a limited, traditional lottery market. A number of policy changes in the late 1990s, including the introduction of slot machines in 1997/98 and full casino gaming in 1998/99, provided opportunity for growth of gaming in the province. In 2006/07, BCLC had gross gaming receipts of $2.4 billion, and its net income exceeded $1.0 billion for the first time, an almost four-fold increase from a decade ago. Each year, approximately 22 per cent of BCLC’s net income is redistributed by the provincial government to charities and local governments.

BCLC has two corporate offices – Kamloops (finance and administration) and Richmond (sales and marketing) – and a workforce of about 600 people. Retail operations and gaming is provided by a network of licensed and regulated service providers, including 4,300 lottery retailers, 16 casinos, 20 commercial

Table 3.3	British Columbia Lottery Corporation
Five-Year Income Statement for the Years Ended March 31

($ millions)	2003	2004	2005	2006	2007
Gaming revenue net of direct costs:
Lottery products	358.3	358.1	356.6	353.6	368.5
Casinos	409.8	481.2	585.6	715.4	800.0
Community gaming	37.2	35.6	36.4	45.9	57.8
	805.3	874.9	978.6	1,114.9	1,226.3
Administrative costs	(83.0)	(90.8)	(95.3)	(102.2)	(106.7)
Amortization	(20.9)	(24.7)	(36.3)	(52.8)	(64.0)
GST and other costs (net)	(30.5)	(31.8)	(28.1)	(37.2)	(36.8)
Net income	670.9	727.6	818.9	922.7	1,018.8

Financial data:
Lottery product profit margin	30.3	30.1	30.4	28.0	28.2
Casino profit margin	56.5	57.0	57.7	57.3	57.8
Community gaming centre profit margin	11.7	10.4	9.6	13.4	16.8
Gross gaming receipts	1,792.4	1,889.5	2,027.4	2,260.7	2,425.2
Capital spending ($millions)	29.6	49.0	93.5	82.9	43.9

Performance indicators:
Administrative costs as a percent of total revenue	4.6	4.8	4.7	4.5	4.4

Allocation of net income
Government of Canada	7.8	7.9	8.0	8.3	8.4
Funding for problem gaming programs	3.2	0.5 (1)	—	—	—
Transfers to charities/local governments	171.1	184.7	183.7	210.8	242.4
Contribution to provincial revenue	488.8	534.5	627.2	703.6	768.0
	670.9	727.6	818.9	922.7	1,018.8

(1) Commencing in 2003/04, the funding for these programs was provided from general revenue.

Chart 3.2  Interprovincial gaming comparisons

bingo halls, 6 community gaming centres, and 1 racetrack gaming centre. It is estimated that the gaming industry in BC directly employs 10,000 people and generates $1 billion in gaming facility development.

Casino operations account for half of BCLC’s revenue and two-thirds of its net win (after prizes), making it the most profitable part of BCLC’s business. The casino profit margin is double that of lottery products and more than three times that of community gaming, which includes commercial bingo halls and community gaming centres. Lottery revenues have declined since 2002/03, but recent initiatives, such as the introduction of new products and an Internet-based distribution channel, have restored some measure of growth in this area. Community gaming was also in decline until the introduction of slot machines in 2004/05. Since then, community gaming profitability has improved by 75 per cent.

Despite the increase in gaming activity in BC over the last decade, gaming activity on a per capita basis is still moderate compared to the rest of Canada. BC ranks 8th out of the 10 provinces in terms of gaming expenditures per capita, and has the fewest electronic gaming devices per 1,000 of adult population of all the provinces.

BC Railway Company

BCRC’s original mandate was to construct and operate a freight railway in British Columbia. Significant expansion of the corporation occurred in the 1990s, as it added to its rail network and acquired a telecommunications company, deep-sea bulk loading facilities in the Port of Vancouver, and barge operations in northern BC. BCRC also diversified into real estate development, and formed a joint venture management company. At its peak, BCRC was Canada’s fourth largest railway, operating 2,314 kilometres of mainline track and 638 kilometres of industrial and yard track.

Table 3.4	British Columbia Railway Company
Five-Year Income Statement for the Years Ended December 31 (1)

($ millions)	2002	2003		2004	2005		2006
Revenue	366.7	364.0		242.3	24.4		17.5
Expenses	301.2	285.5		223.4	33.5		32.1
Operating income (loss)	65.5	78.5		18.9	(9.1)		(14.6)
Non-operating income (expenses) (2)	(40.2)	(39.8)		(7.6)	6.6		19.1
Income before special items	25.3	38.7		11.3	(2.5)		4.5
Investment and asset impairment write-downs (3)	(118.9)	––		(14.6)	(15.2)		––
Gain from BC Rail/CN transaction	––	––		198.6	(5.6	)(4)	—
Gain on sale of assets	9.4 (5)	27.7	(5)	––	9.9	(6)	63.7	(6)
Net income (loss)	(84.2)	66.4		195.3	(13.4)		68.2

(1)          Prior years are restated to be consistent with the current presentation.

(2)          Includes gain (loss) from discontinued operations.

(3)          Primarily relating to the investment in Vancouver Wharves Limited Partnership.

(4)          Certain aspects of the BC Rail/CN transaction were finalized in 2005, resulting in a slight reduction to the gain recorded in 2004.

(5)          Sale of Canadian Stevedoring Company Limited. The gain was realized over two years due to the structure of the transaction.

(6)          Property sales, including sale of intermodal yard in 2006.

In 1998/99, BCRC’s operations and financial performance began to decline. Profitability of the railway operations was heavily dependent on transporting coal from northern BC to the ports for export. Flagging coal exports significantly reduced this revenue and led to an audit of the ability of its overall rail operations to maintain profitability. The audit resulted in an impairment charge of $606 million on its rail assets. The following year, BCRC began a series of asset impairment write downs of its port operations eventually totaling $237 million.

In 2002, the provincial government decided to wind down the operations of BCRC. The main initiative was the BC Rail Investment Partnership (BCRIP) agreement with CN, completed in July 2004. Under the agreement, BCRC rail operations (with the exception of its Port Subdivision subsidiary) were sold to CN; BCRC retained ownership of the railway right-of-way, rail bed, and track infrastructure.

BCRC has also divested itself of its North Vancouver ports operations, including the sale of Canadian Stevedoring Ltd to P&O Ports in 2003, and the recent divestiture of Vancouver Wharves (VW) through a 40-year non-renewable lease with Kinder Morgan Canada Terminals ULC (KMCT). Under terms of the lease, KMCT will consolidate VW operations and assume the remediation obligations for VW lands. As well, BCRC is in the process of selling its real estate holdings not required for the support of the BCRIP and Port Subdivision.

BCRC’s current mandate is the ongoing management of the BCRIP agreement with CN, and retention and operation of the Port Subdivision as part of the provincial government’s overall Pacific Gateway strategy.

BCRC is governed by two principal pieces of legislation. The British Columbia Railway Act establishes the corporation’s structure, responsibilities and accountabilities. The British Columbia Railway Finance Act establishes the borrowing and investment framework for BCRC.

Insurance Corporation of BC

ICBC is one of BC’s largest corporations and one of Canada’s largest property and casualty insurers. ICBC earns approximately $3.3 billion in insurance premiums from almost 3.2 million policies sold annually, and currently holds approximately $9.0 billion in assets. ICBC offers automobile insurance products and services through a province-wide network of more than 900 independent brokers, government agents, and appointed agents. ICBC processes almost 950,000 claims per year through its 24-hour telephone claims handling facility, province-wide network of 39 claims service locations, and corporate website, www.icbc.com.

Table 3.5	Insurance Corporation of British Columbia
Five-Year Income Statement for the Years Ended December 31

($ millions)	2002		2003		2004	2005	2006
Revenue:
Net premiums	2,621.4		2,852.4		3,026.5	3,117.4	3,256.9
Investment income	327.3		329.9		395.3	579.4	512.3
Service fees	27.2		33.6		36.6	37.5	47.1
	2,975.9		3,215.9		3,458.4	3,734.3	3,816.3
Claims and expenses:
Claims incurred	2,193.5		2,208.1		2,242.3	2,444.5	2,544.4
Prior years’ claims adjustments	(24.8)		(39.6)		(4.7)	80.7	99.0
Net claims incurred	2,168.7		2,168.5		2,237.6	2,525.2	2,643.4
Claims services and operations	397.9		409.3		419.3	423.8	433.8
Insurance premium taxes and commissions	249.8		274.8		323.2	478.5	292.2
Non-insurance operating costs	99.3		102.6		105.3	108.9	96.8
	2,915.7		2,955.2		3,085.4	3,536.4	3,466.2
Income before unusual items	60.2		260.7		373.0	197.9	350.1
Unusual items	15.2	(1)	14.1	(2)	—	—	—
Net income (loss)	45.0		274.8		373.0	197.9	350.1
Financial data:
Average premium ($)	960		1,009		1,048	1,047	1,062
Claims incurred per thousand earned policies (3)	396		339		330	319	317
Average cost per claim incurred ($)	2,046		2,372		2,414	2,646	2,687
Performance indicators:
Loss ratio	93.1		87.4		83.2	90.2	90.4
Insurance expense ratio	15.5		15.5		15.9	16.0	15.7
Return on investments (4)	n/a		7.2		6.1	6.4	7.3

(1)          Restructuring costs.

(2)          Gain on sale of property and equipment.

(3)          Represents the number of claims reported per average number of policies in force during the year.

(4)          Four-year annualized return.

ICBC was established in 1973 under the Insurance Corporation Act to provide universal property and casualty liability (i.e. Basic) automobile insurance to BC motorists, which was made compulsory. At the time it was established, ICBC was designated the sole provider of all automobile insurance products in British Columbia, Basic and Optional. Soon afterwards, the legislation was amended to allow private insurance companies to compete in the sale of non-compulsory Optional automobile insurance products. As part of its mandate, ICBC also provides driver licensing services, vehicle licensing and registration services, and fines collection on behalf of the provincial government.

In 2003, the provincial government mandated a number of changes to ICBC’s operations in order to ensure fair competition among all insurance providers in the Optional insurance marketplace. The British Columbia Utilities Commission (BCUC) was directed to regulate ICBC’s Basic insurance rates, and ICBC was required to separately disclose information on its Basic and Optional insurance lines of business to the BCUC for Basic insurance rate setting purposes and in order to ensure appropriate cost allocation between the two lines of business.

Government also set out minimum capitalization targets for both the Basic and Optional lines of business, based on the minimum capital test for insurance companies in Canada as required by the federal Office of the Superintendent of Financial Institutions, and the timeframes by which the targets must be achieved.

Since 2003, ICBC has maintained an average 4.5 per cent growth in premium revenue, primarily due to the increasing number of vehicles in the province, higher average optional insurance sales and changes to both Basic and Optional insurance rates. Investment income has also been strong, with investment returns exceeding comparable market-based benchmarks in each of the last four years.

Rising injury claims costs are a concern throughout the automobile insurance industry. ICBC’s claims costs account for approximately 75 per cent of ICBC’s total expenditures, and injury claims costs make up 60 per cent of that amount. Injury claims costs have increased by 28 per cent since 2002, reflecting a 35 per cent increase in the cost per claim, partially offset by a decrease in the number of claims. Comparatively, material damage claims costs have increased by 2.1 per cent since 2002, with the 15 per cent increase in cost per claim being almost entirely offset by a reduction in the number of claims.

Chart 3.3 ICBC claims

Due to rising injury claims costs, in July 2006 the BCUC approved a 6.5 per cent increase in Basic insurance rates, effective March 15, 2006. With the projected increase in 2007 claims costs, ICBC’s 2007 revenue requirements submission, filed with the BCUC in March 2007, recommended a 3.3 per cent increase in Basic insurance rates, which was approved on an interim basis.

ICBC continues to maintain its market share for Optional insurance products. Enabled by ongoing profitability, ICBC was able to provide approximately $41 million in refunds to Optional policyholders and $100 million in Optional insurance rate reductions in 2005 and 2006. This was followed by an additional a 3.8 per cent decrease in the average premiums for Optional insurance coverage in 2007.

BC Transmission Corporation

BCTC was established in 2003 and assigned the responsibility for managing the BC Hydro’s transmission system, which is the second largest in the Pacific Northwest with over 18,000 km of high-voltage power lines, underground and submarine cables; 20,500 steel towers; 75,000 wood poles; and 287 substations. BCTC achieved full financial independence from BC Hydro in 2005 when it received its own tariff structure (previously it recovered its costs from BC Hydro on a fee for service basis). BC Hydro continues to own the transmission assets. BCTC owns the control centre assets, which are required for operating and controlling the transmission system.

Table 3.6	British Columbia Transmission Corporation
Five-Year Income Statement for the Years Ended March 31

($ millions)	2003	2004	2005	2006	2007
Revenue	n/a	42.3	94.8	205.3	190.2
Expenses:
Operations, maintenance and administration	n/a	35.7	71.6	157.2	167.7
Amortization	n/a	4.9	17.3	19.7	14.2
Finance charges and other costs	n/a	0.8	2.5	6.8	6.5
		41.4	91.4	183.7	188.4
Operating results	n/a	0.9	3.4	21.6	1.8
Net transfer (to) from regulatory accounts	n/a			(8.1)	1.8
Net income	n/a	0.9	3.4	13.5	3.6
Financial data:
Capital spending	n/a	3.9	13.7	20.8	50.6
Debt (including current portion)	n/a	17.2	40.2	37.2	37.0
Performance indicators:
System Average Interruption Duration Index (hours)	n/a	2.74	2.33	2.07	4.23
Operating costs as a percent of revenue	n/a	84.4	75.5	76.6	88.2

BCTC’s mandate is to provide open and fair access to BC’s electric transmission system, facilitate private generation investment in BC and maintain access to the Western North American wholesale electricity market. BCTC’s powers and functions are set out in the Transmission Corporation Act (2003), and in agreements with BC Hydro that have been designated under that act.

Separating management of the transmission system from the management of the generation and distribution systems was seen as key to developing a robust power production industry in BC. As is the case for private sector power producers, BC Hydro must contract with BCTC for access to the transmission system. Other contracts between BC Hydro and BCTC cover the terms of transmission system maintenance and expansion.

BCTC is subject to regulation by the British Columbia Utilities Commission (BCUC), which reviews BCTC’s tariff structure and proposed transmission projects. BCTC has number of transmission projects underway, including the Vancouver Island Transmission Reinforcement and a major 500-kilovolt reinforcement from the Southern Interior to the Lower Mainland. BCTC is also consolidating and modernizing its transmission control centres and systems.

Capital spending on transmission assets is reflected in BC Hydro’s financial statements. BCTC’s own capital spending primarily reflects the System Control Modernization Project.

System Average Interruption Duration Index (SAIDI) is a measure of the reliability of the transmission system that BCTC operates and manages. It includes all planned and unplanned outages, and excludes interruptions attributed to generators. It is calculated as the average amount of time in hours across all transmission delivery points that service is interrupted in a year due to planned or unplanned outages.

In the fall and winter of 2006, BC experienced eight wind and snow storms, and four of these were the most powerful in BC’s history. The storms caused extensive damage to the transmission system and accounted for 40 per cent of the total SAIDI for Fiscal 2007. Absent the unusual storm events, SAIDI was within the range of the average performance over the past five years.

Columbia Power Corporation

CPC was incorporated in 1994 as a precursor to the Columbia Basin Initiative, a unique arrangement under which the provincial government directly shared a portion of the revenue from the sale of downstream power benefits from the Columbia River Treaty with the residents of the Columbia Basin in recognition of the significant economic, environmental and social costs resulting from the construction of the three dams required by the treaty.

The Columbia Basin Initiative was launched in 1995 with the Columbia Basin Trust Act, which created Columbia Basin Trust (CBT), and the 1995 Financial Agreement between the provincial government and CBT. Under the agreement, CPC and CBT each received $250 million over 10 years to provide equity for qualifying power project developments in the region. Returns from CBT’s 50 per cent share are used by CBT to provide benefits to the people of the region, in accordance with the Columbia Basin Trust Act.

Table 3.7	Columbia Power Corporation
Five-Year Income Statement for the Years Ended March 31

($ millions)	2003	2004	2005	2006	2007
Revenue	45.4	30.0	29.2	31.7	35.0
Expenses:
Water rentals	2.4	3.5	4.1	4.0	4.2
Operations, maintenance and administration	2.4	3.0	3.2	3.1	3.6
Amortization	5.0	6.8	6.9	6.3	6.4
Other costs	16.8	1.7	2.4	1.9	1.7
	26.6	15.0	16.6	15.3	15.9
Operating results	18.8	15.0	12.6	16.4	19.1
Finance charges	(5.4)	(6.7)	(8.4)	(8.9)	(8.5)
Unusual items	––	––	1.5	(4.4)	4.2
Net income	13.4	8.3	5.7	3.1	14.8

Financial data:
Capital spending on power projects	26.4	50.3	41.7	17.2	10.4
Debt (including current portion)	106.3	107.7	128.4	123.4	118.0

Performance indicators:
Debt to Equity Ratio	27:73	26:74	30:70	29:71	27:73
ROCE (per cent)	5.34	3.71	2.95	3.87	4.44

CPC’s mandate is to develop the core hydroelectric projects and other qualifying power projects through joint ventures with subsidiaries of CBT, and to manage the joint ventures. CPC finances the power projects using the government’s equity contributions, retained earnings and limited-recourse project debt, without government debt guarantees.

The purchase of the Brilliant Dam in 1996 was the first investment by the joint venture partners. In addition, three projects were designated as core to the initiative: Arrow Lakes Generating Station (completed); Brilliant Expansion (in service July 2007); and Waneta Expansion (in the permitting phase). Other generation, distribution and transmission projects can be carried out by CPC and CBT, provided both parties agree and the projects meet the same commercial and other tests as the core projects.

CPC’s return on capital employed (ROCE) over the last five years reflects the timing of capital spending on Brilliant Expansion. The improvement in 2006/07 is due to reduced capital spending as Brilliant Expansion nears completion. Further improvement in the provincial government’s overall return on its investment in the Columbia Basin projects is expected once Brilliant Expansion comes into service.

CPC is a small organization, with fewer than 45 full-time equivalent positions, located in Castlegar and Victoria. The Corporation focuses on asset management activities while engaging private-sector firms to provide construction, plant operation and specialist consulting services. Through its joint ventures, CPC is one of the largest producers of electricity in British Columbia.

Provincial Capital Commission

The Capital Commission Act provides PCC with the authority to protect and enhance the amenity value of the Capital Improvement District (CID), which includes the City of Victoria, the municipalities of Esquimalt and Oak Bay, the Saanich Peninsula and the Western Communities. This mandate was expanded in 2003 to include the delivery of Outreach programs intended to connect British Columbians with their capital, and foster awareness of and pride in the diverse cultures and rich history of the province.

The PCC owns and manages a number of heritage and other sites in the CID, and uses net income from its property portfolio to fund its outreach programs and other initiatives. Initiatives undertaken by PCC include the recent transition of Crystal Garden operations to financial sustainability, funding of the Greenways system of bicycle and hiking trails in the Capital Regional District, which is nearing completion, and research and other studies for proposed Inner Harbour redevelopment.

Unrestricted reserves represent past earnings that are an important source of financing for PCC. The significant reduction in unrestricted reserves in 2004/05 was primarily due to $3.2 million in structural and seismic upgrades to the Crystal Garden during its transition period, and the restriction of reserves for other building remediation that was substantively completed in 2005/06.

Table 3.8	Provincial Capital Commission
Five-Year Income Statement for the Years Ended March 31

($ thousands)	2003	2004	2005	2006	2007
Revenue	3,340	3,557	3,181	2,580	3,089
Expenses:
Operating and program costs	2,460	3,019	2,853	2,159	2,346
Amortization	222	262	270	284	372
	2,682	3,281	3,123	2,443	2,718
Operating results	658	276	58	137	371
Grants disbursed from restricted reserves	(197)	(246)	(182)	(106)	(35)
Transition costs, Crystal Gardens	––	(59)	(549)	(51)	––
Net income	461	(29)	(673)	(20)	336

Financial data:
Capital spending, net of contributions	725	697	377	1,074	228

Performance indicators:
Equity - unrestricted reserves	1,866	1,299	413	414	743

Appendix 3

Constitutional
Framework

Appendix 3 – Constitutional Framework

Constitutional Framework

The structure of the British Columbia government is based on British parliamentary tradition and precedent. Prior to 1866, BC was composed of two British-controlled colonies, one on Vancouver Island established in 1849, and a second on the mainland established in 1858. In the Union Proclamation of 1866, the Colony of British Columbia was joined with the Colony of Vancouver Island, forming a single united Crown Colony of British Columbia. On July 20, 1871, BC entered into Confederation with Canada. Although the Colony of Vancouver Island had a parliamentary form of government as far back as 1856, the first fully elected government was not instituted in BC until the autumn after Confederation with Canada. Responsible government was achieved in late 1872, when the Lieutenant Governor acquiesced to an executive council that was responsible to the legislative assembly.

Upon entering Confederation, BC came under the authority of the British North America Act, 1867 (BNA Act), a statute of the British parliament. Until 1982, the BNA Act defined the major national institutions and established the division of authority between the federal and provincial governments. In 1982, the BNA Act was renamed the Constitution Act, 1867 and its amendments were incorporated into the Constitution Act, 1982. The Constitution Act, 1982, which also includes the Canadian Charter of Rights and Freedoms, is companion legislation to the Canada Act, 1982. With the passage of the Canada Act, 1982, the British Parliament ended its legal right to legislate for Canada. Canada, as a federal state, divides legislative powers between the federal and provincial governments.

Provincial Government

BC’s government is modeled after the British system. Functionally there are three main branches: the legislature, the executive and the judiciary.

Legislature

Legislative powers in British Columbia are exercised by a single legislative chamber, which is elected for a term of four years. BC, the first province in Canada to legislate fixed election dates, requires an election on the second Tuesday in May every four years. An election may also be called if the government loses a vote of confidence in the legislative assembly.

The legislature consists of the Lieutenant Governor and 79 elected members of the legislative assembly. The legislative assembly represents the people of BC in the conduct of the province’s affairs. The assembly is required by law to meet at least once a year with a normal session lasting several months. However, special sessions can last just a few days or many months, depending on the nature of the government’s business.

The legislature operates on a fixed schedule – the second Tuesday in February each year is reserved for the Throne Speech and the third Tuesday in February each year is reserved for the Budget Speech.

Executive

The executive is composed of the Lieutenant Governor and the executive council. The Lieutenant Governor, the Queen’s representative in British Columbia, holds a largely ceremonial place in the modern provincial government. By constitutional custom, the Lieutenant Governor is appointed by the Governor General of Canada for a term usually lasting five years.

The Lieutenant Governor, on the advice of the premier, appoints members of the executive council and is guided by the executive council’s advice as long as it holds the confidence of the legislative assembly. Following a general election, the Lieutenant Governor calls upon the leader of the political party with the largest number of elected members to serve as premier and to form the provincial government.

The Lieutenant Governor, on recommendation of the premier, convenes, prorogues and dissolves the legislative assembly and gives Royal Assent to all measures and bills passed by the assembly before they become law.

The executive council, or cabinet, is headed by the premier and is composed of selected members of the ruling party. Ministers are the head of government ministries, and are usually members of cabinet.

Cabinet determines government policy and is held responsible by the legislative assembly for the operation of the provincial government. Deputy ministers are the chief operating officers of ministries and are appointed by cabinet. Deputy ministers are responsible for carrying out government policies and for managing the work of their ministries.

Judiciary

The judiciary performs functions that are central to the orderly operation of society. Judges hear and give judgment in criminal prosecutions and in actions arising from disputes between private citizens or between the government and private citizens. Judges apply both judge-made law, known as “common law,” and laws made by the Parliament of Canada and provincial legislatures. The judiciary is increasingly called on to determine whether laws passed by governments conform to the values expressed in the Canadian Charter of Rights and Freedoms.

BC’s judicial system is made up of the Provincial Court of British Columbia, the Supreme Court of British Columbia and the Court of Appeal of British Columbia. The Provincial Court includes Small Claims, Adult Criminal, Youth and Family divisions. The provincial government appoints Provincial Court judges, and the federal government appoints Court of Appeal and Supreme Court judges.

The federal judicial system includes the Tax Court of Canada, the Federal Court of Canada (Appeals division and Trial division) and the Supreme Court of Canada. The Federal Court of Canada hears cases in limited areas of exclusively federal jurisdiction, for example, reviewing decisions made by federal tribunals such as the Canada Labour Relations Board. The Supreme Court of Canada is the court of final resort and hears selected appeals from the Federal Court of Appeal and provincial Courts of Appeal.

Provincial Government Jurisdiction

Under Canada’s constitutional framework, BC has ownership and jurisdiction over natural resources and is responsible for education, health and social services, municipal institutions, property and civil rights, the administration of justice and other matters of purely provincial or local concern.